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Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-113570

7,500,000 Shares

Common Stock

$16.00 per share

•
Dollar Financial Corp. is offering 7,378,125 shares and one of the selling stockholders is offering 121,875 shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•
This is our initial public offering and no public market currently exists for our shares.

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Trading symbol: Nasdaq National Market — DLLR

This investment involves risk. See "Risk Factors" beginning on page 9.

	Per Share	Total
Public offering price	$16.00	$120,000,000
Underwriting discount	$1.12	$8,400,000
Proceeds, before expenses, to Dollar Financial Corp.	$14.88	$109,786,500
Proceeds, before expenses, to the selling stockholders	$14.88	$1,813,500

The underwriters have a 30-day option to purchase up to 1,125,000 additional shares from the selling stockholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Jefferies & Company, Inc.

Ferris, Baker Watts
Incorporated
Keefe, Bruyette & Woods
JMP Securities
Roth Capital Partners
ABN AMRO Rothschild LLC

The date of this prospectus is January 27, 2005.

i

SUMMARY

 This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our consolidated financial statements and the related notes included elsewhere in this prospectus and the documents we have referred you to, before deciding to invest in our common stock. All references to our fiscal year reflect the twelve month period ended June 30 of that year.

Business of Dollar Financial Corp.

 We are a leading international financial services company serving under-banked consumers. Our customers are typically lower- and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. To meet the needs of these customers, we provide a range of consumer financial products and services primarily consisting of check cashing, short-term consumer loans, money orders and money transfers. We operate a network of 1,122 stores, including 650 company-operated stores, in 16 states, the District of Columbia, Canada and the United Kingdom. We have 472 franchised locations in Canada and the United Kingdom. We also use independent third party businesses such as mail stores and insurance offices, which we refer to as document transmitters, to assist in the transmission of short-term consumer loan applications. Our store network is the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom. We generated revenues of $246.4 million in fiscal 2004, a 12.3% increase over fiscal 2003, and our comparable store, franchised store and document transmitter revenues increased 11.5% in fiscal 2004 compared to fiscal 2003. We earned pre-tax income of $2.8 million in fiscal 2004 and $141,000 in fiscal 2003.

 Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income tax refund checks. We cashed approximately 8.4 million checks with an average face amount of $376 for an average fee per check of $13.93 in fiscal 2004, compared to 8.2 million checks cashed with an average face amount of $334 for an average fee per check of $11.87 in fiscal 2000. In addition, in fiscal 2004, acting both as a servicer and as a direct lender, we originated 3.0 million short-term loans with a total face amount of $872.7 million, an average principal amount of $288 and a weighted average term of 14.3 days, compared to 2.8 million short term loans in fiscal 2003 with a total face amount of $798.0 million, an average principal amount of $282 and a weighted average term of approximately 15 days.

 We believe the industry in which we participate is large, highly fragmented and growing. Industry growth has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and an increase in service sector workers as a percentage of the total workforce, which have resulted in a greater number of people seeking to cash paychecks on a regular basis and obtaining short-term consumer loans. At the same time, closings of many less profitable or lower-traffic neighborhood bank branches have resulted in fewer convenient alternatives for many consumers. These trends have combined to increase demand for the basic financial services we provide. Our business model and strategic objectives are designed to capitalize on this demand by providing our customer base with a range of value-added financial services available at neighborhood stores.

 To date, our network has grown through a combination of new store openings, acquisitions and franchising. With our network of 1,122 stores, we have reached a size that enables us to benefit from economies of scale and to enter favorable relationships with our key suppliers and strategic partners. For our North American operations, we have also centralized our store support functions, including marketing and advertising, treasury management, human resources and information technology support. These efforts have enabled us to continue to expand our store network, support the development and introduction of new products and services and manage our compliance efforts, particularly those related to our consumer lending activities.

Our Strengths

 We believe that the following competitive strengths position us well for continued growth:

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    Leading position in our core markets. We have a leading position in our core markets, operating the second-largest store network of its kind in the United States, with 320 company-operated stores, and the largest networks of its kind in Canada, with 203 company-operated stores, and in the United Kingdom, with 127 company-operated stores. We intend to build additional new stores, and acquire competitor stores, to strengthen our competitive position in our core markets, as well as enter new markets in the United States, Canada and the United Kingdom.

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    High-quality customer service. We provide high-quality customer service both through our stores and through our centralized support centers. We believe our stores are located in desirable locations near our customers and operate at convenient hours with clean, attractive and secure environments.

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    Diversified product and geographic mix. Our range of consumer financial products and services and our geographic diversification provide a diverse stream of revenue growth opportunities.

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    Diversification and management of credit risk. Our exposure to loss from a single transaction is minimal. We actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within an acceptable range.

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    Management expertise. Our highly qualified and motivated management team at the corporate and operational levels has demonstrated the ability to grow our business through its strategic vision, operational leadership and strong track record of identifying, closing and successfully integrating acquisitions.

Our Strategy

 Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

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    Capitalizing on our enhanced network and system capabilities. We plan to continue to take advantage of the economies of scale and efficiencies provided by our network of 1,122 stores and our centralized, proprietary support systems to improve customer service and enhance network and store-level profitability.

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    Growing through disciplined network expansion. We intend to continue to grow our store network, employing a balanced geographical expansion strategy consisting of a combination of new store openings, acquisitions and franchising, while adhering to a disciplined site selection process. We intend to open 50 to 55 new stores in fiscal 2005, including approximately 20 to 25 stores in the United States, 10 stores in the United Kingdom, and 20 stores in Canada. In addition to these expected new store openings, we are actively seeking to acquire targeted competitor operations in selected expansion markets in the United States, Canada and the United Kingdom.

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    Maintaining our customer-driven retail philosophy. We will strive to maintain our customer-service-oriented approach with convenient operating hours, clean facilities and employees trained and incentivized to meet the basic financial service needs of our customers.

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    Introducing related products and services. We intend to continue to innovate, develop, acquire and introduce new products and services to meet the needs of our customers.

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    Expanding our franchising strategy. We intend to expand the reach of our business and our network through an extension of our existing Canadian and U.K. franchising strategy, as well as implementing our recently introduced franchising strategy in the United States.

Our Challenges

 We face a number of challenges in executing our business strategy. Among the most important we face are:

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    Competition. The industry in which we operate is highly fragmented and very competitive, which could cause us to lose market share and revenues.

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    International operations. We are subject to risks relating to our international operations that could negatively affect our operating results.

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    Reliance on two key banking relationships. A significant portion of our consumer lending business is derived from our relationships with County Bank of Rehoboth Beach, Delaware and First Bank of Delaware, and a loss of either of those relationships could adversely affect our liquidity and profits.

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    Regulation. Our business is subject to numerous state and certain federal and foreign laws and regulations that are subject to change and may impose significant costs or limitations on the way we conduct or expand our business.

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    Substantial debt. We have substantial existing debt and may incur additional debt in the future, which could adversely affect our financial health and our ability to obtain future financing and react to changes in our business.

 Please see the section entitled "Risk Factors" for information on these and other risks related to our business and this offering.

 For the fiscal year ended June 30, 2004, we incurred net losses of $28.0 million, or $2.56 per share, and as of June 30, 2004 we had total shareholders' deficit of $50.9 million. Historically, we have incurred net losses because of our interest expense and U.S. tax on foreign earnings. As a result of our refinancing in November 2003, we no longer accrue U.S. taxes on foreign earnings and our interest expense has been substantially reduced as the new indebtedness is at lower effective interest rates. Additionally, the application of our net proceeds from this offering will further substantially reduce our interest expense. Although we face challenges, we expect to maintain and improve our profitability through the implementation of our business strategy.

Recent Events

 We are conducting an active acquisition program in the United States, Canada and the United Kingdom. On January 4, 2005, we completed an acquisition of 17 competitor stores in the United Kingdom for an aggregate of approximately $2.7 million. In addition, we recently entered into two non-binding letters of intent to acquire competitor stores and franchise operations offering additional products and services from third parties in the United States. If these two potential acquisitions are consummated, the maximum aggregate consideration would approximate $32.3 million. We anticipate closing one of these transactions for maximum aggregate consideration of approximately $12.0 million during the week ending February 4, 2005. We do not contemplate using any of the net proceeds of this offering of common stock to finance these potential acquistitions.

 On January 5, 2005, Dollar Financial Group, Inc. provided updated revenue estimates with respect to the three months and six months ended December 31, 2004. For the three months ended December 31, 2004, Dollar Financial Group, Inc. expects revenues of $71.0 million to $72.0 million compared to $60.8 million for the comparable period in the prior year. For the three months ended December 31, 2004, Dollar Financial Group, Inc. expects comparable store, franchised store and document transmitter revenues to increase between 16.0% and 17.0% over the comparable period in the prior year. For the six months ended December 31, 2004, Dollar Financial Group, Inc. expects revenues between $137.2 million and $138.2 million compared to $117.8 million for the comparable period in the prior year. For the six month period ended December 31, 2004, Dollar Financial Group, Inc. expects comparable store, franchised store and document transmitter revenues to increase between 15.0% and 16.0% over the comparable period in the prior year. Dollar Financial Group, Inc. expects to release earnings for these periods on or before the week of February 7, 2005.

 On January 5, 2005, Dollar Financial Group, Inc. also indicated that it expects total revenues for fiscal 2005 to range between $270.0 million and $275.0 million. This outlook is based upon various assumptions, which include, but are not limited to, the following: 1) the opening of 50 to 55 newly-constructed company-owned stores in fiscal 2005 and the opening of approximately 25 franchised stores in fiscal 2005; 2) no material change for the balance of the fiscal year in the products or services that are offered at Dollar Financial Group, Inc.'s locations as of December 31, 2004 or in the terms or procedures for offering such products and services; and 3) no material adverse results from any litigation or regulatory proceedings against Dollar Financial Group, Inc., either currently existing or that may arise in the future.

Company Information

 We are a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. During fiscal 2004, we changed our name to Dollar Financial Corp. We operate our store network through our direct wholly-owned subsidiary, Dollar Financial Group, Inc., a New York corporation formed in 1979, and its direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400. Our website address is http://www.dfg.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

 Money Mart®, Money Mart Express® and Loan Mart® are our registered trademarks. All other registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered:
By Dollar Financial Corp.	7,378,125 shares
By one of the selling stockholders	121,875 shares
Total	7,500,000 shares
Common stock outstanding after the offering	18,343,903 shares
Offering price	$16.00 per share
Use of proceeds
We intend to use the net proceeds from this offering to redeem our 16.0% senior notes due 2012 our 13.95% senior subordinated notes due 2012, to pay associated fees and expenses, including a payment to terminate a management services agreement and for general corporate purposes.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
Nasdaq National Market symbol	DLLR

 Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of September 30, 2004 after giving effect to a contemplated 555-for-1 stock split with the exception of the share information in the financial statements beginning on page F-1 and:

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    excludes 781,440 shares of common stock issuable upon exercise of outstanding options, at a weighted average price of $7.77 per share;

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    excludes 1,718,695 shares of common stock available for future issuance under our 2005 stock incentive plan;

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    assumes no exercise of the underwriters' over-allotment option; and

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    disregards any exchange of shares of common stock and/or options to purchase shares of common stock in satisfaction of certain management debt obligations that may occur, as described in "Certain Relationships and Related Party Transactions—Indebtedness of Management."

Summary Financial Data

 We derived the following historical financial information from our audited consolidated financial statements as of June 30, 2003 and June 30, 2004 and for each of the years in the three-year period ended June 30, 2004 and our unaudited consolidated financial statements as of and for the three months ended September 30, 2004, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of June 30, 2000, June 30, 2001 and June 30, 2002 and for each of the years in the two-year period ended June 30, 2001 and our unaudited consolidated financial statements as of and for the three months ended September 30, 2003, which are not included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 2005. This table should be read together with the information contained in "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended June 30,					Three Months Ended September 30,
	2000	2001	2002	2003	2004	2003	2004
	(in thousands, except share and per share data)
						(unaudited)
Statements of Operations Data:
Revenues:
Check cashing	$97,350	$105,690	$104,792	$108,435	$117,397	$28,122	$30,362
Consumer lending:
Fees from consumer lending	45,720	78,653	98,538	107,580	122,461	29,166	37,226
Provision for loan losses and adjustment to servicing revenue	(10,187)	(19,487)	(27,913)	(24,995)	(24,489)	(7,399)	(9,437)

Consumer lending, net	35,533	59,166	70,625	82,585	97,972	21,767	27,789
Money transfer fees	7,881	9,444	10,098	11,652	13,052	3,081	3,508
Other revenues	24,989	21,199	16,461	16,716	18,009	4,020	4,498

Total revenues	165,753	195,499	201,976	219,388	246,430	56,990	66,157
Store and regional expenses:
Salaries and benefits	47,058	57,453	65,295	69,799	76,008	18,777	19,837
Occupancy	12,800	16,881	18,087	18,856	19,805	4,864	5,391
Depreciation	4,683	5,829	6,522	5,859	6,546	1,448	1,743
Other	36,503	45,321	46,238	47,766	53,321	12,965	15,404

Total store and regional expenses	101,044	125,484	136,142	142,280	155,680	38,054	42,375
Establishment of reserves for new consumer lending arrangements	—	—	2,244	—	—	—	—
Corporate expenses	22,342	22,500	24,516	31,241	32,813	7,241	9,544
Management fee	671	864	1,049	1,049	1,003	250	277
Losses on store closings and sales and other restructuring	249	926	1,435	3,987	361	60	86
Goodwill amortization	5,564	4,710	—	—	—	—	—
Other depreciation and amortization	1,620	1,952	2,709	3,320	3,286	958	943
Interest expense, net of interest income	26,872	31,307	31,274	34,620	40,123	9,184	9,669
Loss on extinguishment of debt	—	—	—	—	10,355	—	—
Litigation settlement costs	—	—	—	2,750	—	—	—

Income before income taxes	7,391	7,756	2,607	141	2,809	1,243	3,263
Income tax provision(1)	8,991	9,199	5,999	8,735	30,842 (2)	3,844	3,354

Net loss	$(1,600)	$(1,443)	$(3,392)	$(8,594)	$(28,033)	$(2,601)	$(91)

Net loss per share:
Basic	$(0.15)	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.24)	$(0.01)
Diluted	$(0.15)	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.24)	$(0.01)
Shares used to calculate net loss per share:
Basic	11,002,320	11,013,975	10,965,778	10,965,778	10,965,778	10,965,778	10,965,778
Diluted	11,002,320	11,013,975	10,965,778	10,965,778	10,965,778	10,965,778	10,965,778

footnotes on following page

	Year Ended June 30,						Three Months Ended September 30,
	2000	2001	2002		2003	2004	2003	2004
	(dollars in thousands, except per share, check and per check data)
	(unaudited)
Statements of Operations Data (continued)
Pro forma net income (loss)(3)						$(18,233)	$0	$3,159
Pro forma net income (loss) per share:
Basic						$(0.99)	$0.00	$0.17
Diluted						$(0.99)	$0.00	$0.17
Shares used to calculate pro forma net income (loss) per share
Basic						18,343,903	18,343,903	18,343,903
Diluted						18,343,903	18,661,282	18,745,699
Other Data:
Stores in operation at end of period	891	978	1,018		1,084	1,110	1,080	1,122
Comparable store, franchised store and document transmitter revenue growth(4)	17.8%	5.4%	1.3%		8.1%	11.5%	8.9%	15.9%
Face amount of checks cashed	$2,743,765	$3,046,705	$2,969,455		$2,938,950	$3,169,350	$770,000	$816,000
Number of checks cashed	8,204,528	9,001,635	8,689,819		8,568,944	8,427,990	2,097,000	2,083,000
Average fee per check cashed	$11.87	$11.74	$12.06		$12.65	$13.93	$13.41	$14.58
Net write-offs of returned checks	$5,770	$8,186	$7,062		$6,738	$7,662	$2,139	$2,226
Net write-offs as a percentage of check cashing revenue	5.9%	7.7%	6.7%		6.2%	6.5%	7.6%	7.3%
Total company funded consumer loan originations	$134,636	$194,771	$284,699		$428,733	$491,416	$116,281	$168,401
Net write-offs on company funded consumer loans	$2,319	$4,067	$5,554		$10,392	$8,972	$2,476	$4,610
Net write-offs on company funded consumer loans as a percentage of total company funded consumer loan originations	1.7%	2.1%	2.0%		2.4%	1.8%	2.1%	2.7%
Company funded consumer loans outstanding at end of period(5)	$7,389	$12,708	$20,068		$23,603	$32,902	$24,692	$34,017
Company funded consumer loan loss reserve	—	228	1,694	(6)	1,344	2,315	1,277	2,396

Company funded consumer loans, net	$7,389	$12,480	$18,374		$22,259	$30,587	$23,415	$31,621

Company funded consumer loan loss reserve as a percentage of company funded consumer loans outstanding	—	1.8%	8.4%		5.7%	7.0%	5.2%	7.0%
Reserve for estimated reductions to loan servicing fees(7)	—	$372	$1,168	(6)	$1,093	$1,380	$1,287	$1,473
	As of September 30, 2004
	Actual	As Adjusted(3)
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$81,915	$90,032
Total assets	$334,842	$340,297
Total debt	$328,531	$244,809
Shareholders' equity (deficit)	$(46,510)	$47,538	(8)

(1)
As a result of our refinancing in November 2003, we no longer accrue U.S. taxes on foreign earnings. This will result in a substantial reduction in our effective tax rate. The amount of such tax was as follows:

Year Ended June 30,					Three Months Ended September 30,
2000	2001	2002	2003	2004	2003	2004
(in thousands)
					(unaudited)
$1,745	$3,189	$2,370	$5,162	$2,349	$1,500	$—

footnotes continue on following page

(2)
Due to the refinancing of our debt in November 2003, significant deferred tax assets have been generated. We provided a valuation allowance against all of our deferred taxes at June 30, 2004 which amounted to $24.5 million. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. As of September 30, 2004, we have approximately $51.7 million of federal and state net operating and loss carry forwards available to offset future taxable income. The federal and state net operating loss carry forwards will begin to expire in 2023, if not utilized.
(3)
The pro forma statements of operations data and the as adjusted balance sheet data give effect to this offering and the use of proceeds as if they occurred at the beginning of the periods presented for the pro forma statements of operations data and at September 30, 2004 for the as adjusted balance sheet data. The as adjusted balance sheet data reflects adjustments for the write-off of certain deferred finance costs and interest receivable contemplated by the successful completion of this offering.
(4)
These are revenues from stores, franchised stores and document transmitters that were open during the entire period and the comparable prior period.
(5)
Includes principal amount under all such loans and any applicable origination and servicing fees paid by the customer (including pledged company-funded loans).
(6)
During fiscal 2002, Eagle National Bank discontinued the offering of short-term consumer loans through our stores pursuant to a December 18, 2001 consent order entered into with the U.S. Comptroller of the Currency. In June 2002, we entered into a new servicing relationship with County Bank to provide short-term consumer loans to our customers. The change in our servicing relationship required corresponding changes to our banking systems, procedures and daily operations. County Bank elected not to fund loans in California and, therefore, we increased the number and amount of company funded loans we originated. State regulations also prevented the refinancing of company funded loans in California on their stated maturity date. We believed these factors increased the likelihood of loan losses on our company funded consumer loan portfolio and the bank funded consumer loan portfolio. Accordingly, we increased our estimated loss rates for both of these portfolios and established an aggregate reserve of $2.2 million.
(7)
We have servicing relationships with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Under each of these relationships, we provide various services to the bank in connection with our origination and servicing of short-term consumer loans funded by the bank, in exchange for which we are compensated by the bank through the payment of marketing and servicing fees. These fees are subject to adjustment for losses on the loans we originate for County Bank and First Bank. An accrued liability has been established to reflect anticipated adjustments to our servicing fees. The loans we originate for these banks are not reflected on our balance sheet.
(8)
Assumes proceeds to us from this offering of $118.1 million less expenses related to this offering of $11.3 million, $2.5 million to terminate a management services agreement, charges for call premiums of $4.6 million calculated as of September 30, 2004, assumed forgiveness of management loan interest of $2.4 million calculated as of September 30, 2004, $3.0 million from the write-off of original issue discount and $260,000 for the write off of deferred issuance costs.

RISK FACTORS

 An investment in our common stock involves risk. You should carefully consider these risk factors, as well as the other information contained in this prospectus. If any of these risks actually occur, our business, results of operations and financial condition could be significantly and negatively impacted. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Dollar Financial Corp.

Competition in the financial services industry could cause us to lose market share and revenues.

 The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry consolidates. In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities and retail businesses that cash checks, offer consumer loans, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Unexpected changes in foreign tax rates and political and economic conditions could negatively impact our operating results.

 We currently conduct significant check cashing and consumer lending activities internationally. Our foreign subsidiaries accounted for 55.4% of our total revenues during fiscal 2004 and 60.1% of our total revenues during the three months ended September 30, 2004. Our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings. Moreover, if political or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and the costs could be increased, which could negatively affect our operating results.

The international scope of our operations may contribute to increased costs and negatively impact our operations.

 Our operations in Canada and the United Kingdom are significant to our business and present risks which may vary from those we face domestically. At September 30, 2004, assets held by our foreign subsidiaries represented 59.2% of our total assets. Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations.

Foreign currency fluctuations may adversely affect our results of operations.

 We derive significant revenue, earnings and cash flow from our operations in Canada and the United Kingdom. Our results of operations are vulnerable to currency exchange rate fluctuations in the Canadian dollar and the British pound against the U.S. dollar. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $1.2 million for the three months ended September 30, 2004 and $783,000 for the three months ended September 30, 2003. This impact represents nearly 35.7% of our consolidated pre-tax earnings for the three months ended September 30, 2004 and 63.0% of our consolidated pre-tax loss for the three months September 30, 2003. Our results of operations will continue to be significantly affected by foreign currency fluctuations, which could cause our results to be below expectations in any period.

A significant portion of our consumer lending business is derived from two key banking relationships, and a loss of either of those relationships could adversely affect our liquidity and profits.

 We have alliances with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Under each of these relationships, we provide various services to the bank in connection with our origination and servicing of the bank's short-term consumer loans, in exchange for which we are compensated by the bank through payment of origination and servicing fees. Approximately 19% of our revenues in fiscal 2004 and approximately 18% of our revenues in the three months ended September 30, 2004 were derived from County Bank and First Bank. Our relationships with these banks have existed for less than two years. Termination of, or significant adverse change in, our relationships with either or both of these banks could require us to seek replacement relationships with new financial institutions or make additional loans ourselves. We cannot assure you that we would be able to secure new relationships or that the terms of such new relationships would be as favorable to us as those of our existing relationships. The amount of loans we may make ourselves is limited by the terms of the credit facility. As a result, any changes in our relationship with the banks could disrupt our revenues, cause us to change the way we conduct business in some states or adversely affect our liquidity and profits.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

 We maintain an allowance for loan losses for anticipated losses for loans we make directly as well as for fee adjustments for losses on loans we originate and service for others. To estimate the appropriate level of loan loss reserves, including the reserve for estimated reductions to loan servicing fees, we consider the amount of outstanding loans owed to us, as well as loans owed to banks and serviced by us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly and outstanding loans we originate and service for others. As of September 30, 2004, our allowance for loan losses on company-funded consumer loans was $2.4 million and our reserve for estimated reductions to loan service fees was $1.5 million. These reserves, however, are estimates, and if actual loan losses or reductions to loan servicing fees are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

Demand for our products and services is sensitive to the level of transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown.

 A significant portion of our revenues is derived from cashing checks. Revenues from check cashing accounted for 47.6% of our total revenues during fiscal 2004 and 45.9% of our total revenues during the three months ended September 30, 2004. Any changes in economic factors that adversely affect consumer transactions could reduce the volume of transactions that we process and have an adverse effect on our revenues and results of operations.

Changes in applicable laws and regulations governing consumer protection and lending practices, both domestically and abroad, may have a significant negative impact on our business, results of operations and financial condition.

 Our business is subject to numerous state and certain federal and foreign laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business.

 These regulations govern or affect:

    •
    check cashing fees;

    •
    licensing and posting of fees;

    •
    lending practices, such as truth in lending;

    •
    interest rates and usury;

    •
    currency reporting;

    •
    privacy of personal consumer information; and

    •
    prompt remittance of proceeds for the sale of money orders.

 In addition, the banks for which we act as a servicer in connection with our consumer lending activities are subject to federal and state banking regulations. During fiscal 2002, Eagle National Bank discontinued the offering of short-term consumer loans through our stores pursuant to a December 18, 2001 consent order entered into with the U.S. Comptroller of the Currency, requiring us to find a replacement relationship. The resulting disruption to our business increased expenses and slowed the growth of our consumer lending activities in 2002. The FDIC is the primary regulator of County Bank and First Bank and in July 2003 issued guidance for member banks operating in the payday lending industry. We cannot assure you that legislative and regulatory activities affecting the banks with which we do business will not again negatively impact our operations.

 As we develop and introduce new products and services, we may become subject to additional federal and state regulations. In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. We recently ceased offering short-term consumer loans in Georgia in response to a law passed by the state legislature prohibiting these loans. Although our short-term consumer lending business in Georgia was immaterial to us financially and we had no company-operated stores in that state, similar legislation in other states could have a more substantial negative impact. States may also seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. For example, the Oklahoma Administrator of Consumer Credit sought to revoke the license of our Oklahoma subsidiary during fiscal 2003, which litigation we subsequently settled. Our business is also subject to litigation and regulatory proceedings, which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business.

 Currently our check cashing and consumer lending activities are subject to only limited substantive regulation in Canada other than usury laws. In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements. The modification of existing laws or regulations in Canada and the United Kingdom, or the adoption of new laws or regulations restricting or imposing more stringent requirements on our international check cashing and consumer lending activities, could increase our operating expenses and significantly limit our international business activities.

Changes in local rules and regulations such as local zoning ordinances could negatively impact our business, results of operations and financial condition.

 In Pittsburgh, Pennsylvania and Oakland, California, local zoning boards have passed ordinances restricting the operating hours, range of services that can be offered and acceptable locations for new check cashing stores. We believe our existing stores in these municipalities will not be significantly adversely affected by these regulations. However, these ordinances could adversely affect our willingness and ability to expand our presence in these municipalities. Also, if other local zoning boards or regulatory bodies approve similar ordinances, or otherwise limit our ability to provide products and services, our business, results of operations and financial condition could be negatively impacted.

Public perception and press coverage of short-term consumer loans as being predatory or abusive could negatively affect our revenues, results of operations and stock price.

 Consumer advocacy groups and some legislators have recently advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. Typically the consumer groups, some legislators and press coverage focus on lenders that charge consumers interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers. This difference in credit cost may become more significant if a consumer does not repay the loan promptly, but renews the loan for one or more additional short-term periods. These types of short-term loans are often characterized by consumer groups, some legislators and press coverage as predatory or abusive toward consumers. If consumers accept this negative characterization of certain short-term consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease, which could negatively affect our revenues and results of operations. Adverse publicity could also affect our stock price even if it does not affect our business or results of operations.

Our financial condition could be significantly negatively impacted if banks decide to stop making loans to companies in our sector of the financial services industry.

 Apparently in response to pressure from consumer advocacy groups, and citing potential risks to its reputation, a major regional bank announced that it would no longer lend to companies making short-term consumer loans of the type we make. Although this bank is not one of the lenders under our existing credit facility, we rely on borrowings from similar banks to meet our liquidity needs. If our existing lenders or potential lenders decide to stop making loans to companies like ours, our borrowing cost could increase or we possibly could face cash shortages, which could limit our ability to expand our business and could have a significant negative impact on our financial condition.

We have substantial existing debt and may incur additional debt in the future, which could adversely affect our financial health and our ability to obtain financing in the future and react to changes in our business.

 We have, and will continue to have, a significant amount of debt and may incur additional debt in the future. As of September 30, 2004, after giving effect to the application of our net proceeds from this offering and the recent senior note offering, our total debt would have been approximately $244.8 million and our shareholders' equity would have been approximately $47.5 million. Our significant amount of debt could have important consequences to you. For example, it could:

    •
    make us vulnerable to interest rate increases, because a portion of our borrowings is, and will continue to be, at variable rates of interest;

    •
    require us to dedicate a substantial portion of our cash flow from operations to payments on our debt obligations, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

    •
    limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    •
    place us at a disadvantage compared to our competitors that have proportionately less debt;

    •
    restrict our operational flexibility through restrictive covenants that will limit our ability to make acquisitions, explore certain business opportunities, dispose of assets and take other actions; and

    •
    limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt instruments.

 The terms of our various debt instruments limit our ability to incur additional debt but do not prohibit us from incurring additional debt. If current debt levels increase, the related risks that we and you now face will also increase.

 If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business.

 Our debt instruments contain a number of significant covenants that could adversely affect our business. These covenants restrict our ability to, among other things:

    •
    create liens;

    •
    enter into sale and leaseback transactions;

    •
    enter into transactions with affiliates;

    •
    pay dividends or make other payments;

    •
    effect certain mergers and consolidations;

    •
    make certain investments, acquisitions or dispositions;

    •
    incur additional debt;

    •
    issue equity in our subsidiaries; and

    •
    repurchase or redeem equity interests and subordinated debt.

 The breach of any covenants or obligations in any of these debt instruments will result in a default under the applicable debt instrument. If there is an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt instruments. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy. Further, if we are unable to repay, refinance or restructure our indebtedness under our credit facility, the lenders under that facility could proceed against the collateral securing that indebtedness. In the event of our insolvency, liquidation, dissolution or reorganizations, the lenders under our debt instruments would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and ability to service our indebtedness and fund our operations would be harmed.

 Based on our current level of operations and anticipated revenue growth, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs. However, we have substantial contractual commitments and debt service obligations. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, if we undertake expansion efforts in the future, our cash requirements may increase significantly.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

 Our expansion strategy, which contemplates the addition of new stores, franchisees and document transmitter locations, is subject to significant risks. Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to find qualified franchisees and document transmitter locations, the ability to obtain any government permits and licenses that may be required and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

Our check cashing services may become obsolete because of technological advances.

 We derive the largest component of our revenues from fees associated with cashing payroll, government and personal checks. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

 Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31 when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on our debt, may also be adversely affected.

Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to employee error and theft.

 Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash shortages resulting from employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee error and theft will not occur. Error and theft could lead to cash shortages and could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

 Our future success depends to a significant degree upon the members of our senior management, particularly Jeffrey Weiss, our Chairman and Chief Executive Officer, and Donald Gayhardt, our President. Since joining us in 1990, Messrs. Weiss and Gayhardt have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions and providing expertise in managing our developing international operations. The loss of the services of one or more members of senior management could harm our business and development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain personnel as needed in the future, our operating results and growth could suffer.

A catastrophic event at our corporate or international headquarters or our centralized call-center facility could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

 Our management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania and our international headquarters in Victoria, British Columbia and Nottingham, England. We also maintain a centralized call-center facility in Salt Lake City, Utah that performs customer service, collection and loan-servicing functions for our consumer lending business. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.

Risks Related to our Common Stock and this Offering

Our executive officers, directors and principal stockholders may be able to exert significant control over our future direction.

 After this offering, our executive officers, directors and principal stockholders will together control approximately 55.3% of our outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. We are also a party to employment agreements with Jeffrey Weiss and Donald Gayhardt that require us to use our commercially reasonable efforts to ensure that they continue to be members of our board of directors as long as they are our Chief Executive Officer and President, respectively. As a result, this concentration of ownership and representation on our board of directors may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might reduce the market price of our common stock.

The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

 Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our common stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

Future sales of shares of our common stock in the public market could depress our stock price and make it difficult for you to recover the full value of your investment.

 Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. If our existing stockholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline. All of the outstanding shares of common stock belonging to officers, directors and other stockholders are currently "restricted securities" under the Securities Act. Assuming the underwriters do not exercise their over-allotment option, after the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived earlier by Piper Jaffray & Co., up to 10,843,903 of the shares outstanding prior to this offering will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of the common stock.

 After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, holders of 8,887,262 shares of our common stock have the right to require us to register under the Securities Act all or a portion of their shares. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline. In addition, holders of up to 10,843,903 shares of our common stock will have piggyback registration rights after the consummation of this offering. All of these holders have agreed not to sell or otherwise dispose of any of their shares, other than those shares that may be sold in this offering, for a period of 180 days after the consummation of this offering. If, upon the expiration of the 180 days, existing stockholders exercise their rights to require us to register its shares for resale, the market price of our common stock could decline.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

 Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

    •
    a board of directors that is classified such that only one-third of directors are elected each year;

    •
    authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

    •
    limitations on the ability of stockholders to call special meetings of stockholders;

    •
    prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

    •
    establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

 In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Investors will incur immediate and substantial dilution in the book value of their investment.

 The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $22.26 per share, based on an initial public offering price of $16.00 per share. This means that if we were to be liquidated immediately after the offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors.

FORWARD-LOOKING STATEMENTS

 This prospectus includes forward-looking statements regarding, among other things, our plans, earnings estimates, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words "believe," "expect," "anticipate," "should," "plan," "will," "may," "intend," "estimate," "potential," "continue" and similar expressions, as they relate to us, are intended to identify forward-looking statements.

 We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.

 Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

 We expect to receive approximately $109.8 million in net proceeds from this offering based on the sale of 7,378,125 shares at an initial offering price of $16.00 per share. We intend to use the net proceeds from this offering to redeem all of our outstanding senior notes and all of our outstanding senior subordinated notes and to pay fees and expenses with respect to these transactions and for general corporate purposes.

 The following table summarizes the estimated uses of funds in connection with this offering
(dollars in millions):

Redeem in full the outstanding principal amount of 16.0% Senior Notes due 2012 at a redemption price of 110.0% of the current accretion amount:
Principal(1)	$45.3
Accrued interest(1)	1.6
Redemption premium(1)	4.7

Total cost of redemption of 16.0% Senior Notes due 2012	51.6
Redeem in full the outstanding principal amount of 13.95% Senior Subordinated Notes due 2012 at a redemption price of 100.0% of the current accretion amount:
Principal(1)	44.5
Accrued interest(1)	1.3
Redemption premium(1)	—

Total cost of redemption of 13.95% Senior Subordinated Notes due 2012	45.8
Terminate a management services agreement described in "Certain Relationships and Related Party Transactions—Management Agreement" prior to the contractual date of termination	2.5
Pay estimated fees and expenses with respect to this offering and the related transactions	3.0
Use the remaining proceeds for working capital and general corporate purposes(2)	6.9

Total use of net proceeds	$109.8

(1)
Principal, accrued interest and redemption premiums are calculated assuming a February 2, 2005 redemption date.
(2)
All or a portion of the remaining proceeds may be used to repay indebtedness outstanding under our revolving credit facility. As of September 30, 2004, we had $3.6 million outstanding indebtedness under our revolving credit facility, which bears interest at a 4.75% annual rate and matures on November 12, 2008.

 We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

 As of September 30, 2004, affiliates of The Goldman Sachs Group, Inc., a principal stockholder, held $12.3 million aggregate principal amount of our 16.0% senior notes due 2012 and $12.2 million aggregate principal amount of our 13.95% senior subordinated notes due 2012, both of which we intend to redeem in full using a portion of the net proceeds of this offering.

DIVIDEND POLICY

 We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. The agreement governing our credit facility and the indenture governing our senior notes impose restrictions on Dollar Financial Group, Inc.'s ability to make these payments. For example, Dollar Financial Group, Inc.'s ability to pay dividends or make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

 The following table sets forth our capitalization as of September 30, 2004:

    •
    on an actual basis; and

    •
    on an as adjusted basis to give effect to: 1) the sale of 7,378,125 shares of our common stock in this offering at an initial public offering price of $16.00 per share and 2) the intended applications of the net proceeds from this offering.

 This table should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Total debt:
Revolving credit facility	$3,600	$3,600
Canadian overdraft facility	—	—
Dollar Financial Group, Inc. 9.75% Senior Notes due 2011	241,136	241,136
16.0% Senior Notes due 2012(1)	42,070	—
13.95% Senior Subordinated Notes due 2012(2)	41,652	—
Other	73	73

Total debt	328,531	244,809
Shareholders' equity (deficit):
Common stock, $0.001 par value, 55,500,000 shares authorized, 11,025,001 shares issued, actual; 55,500,000 shares authorized, 18,403,126 shares issued, as adjusted	11	18
Additional paid-in capital	61,470	168,249
Accumulated deficit	(121,007)	(133,745)
Accumulated comprehensive income	18,281	18,281
Treasury stock at cost (59,222 shares actual and as adjusted)	(956)	(956)
Management equity loan	(4,309)	(4,309)

Total shareholders' equity	(46,510)	47,538

Total capitalization	$282,021	$292,347

(1)
Net of original issue discount of $1.5 million.
(2)
Net of original issue discount of $1.5 million.

DILUTION

 The net tangible book value of our common stock on September 30, 2004 was $(211.0) million, or approximately $(19.24) per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of shares at an initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at September 30, 2004 would have been approximately $(114.9), or $(6.26) per share. This represents an immediate increase in net tangible book value of $12.98 per share to existing stockholders and an immediate dilution in net tangible book value of $22.26 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$16.00
Net tangible book value per share at September 30, 2004	(19.24)
Increase per share attributable to this offering	12.98
As adjusted net tangible book value per share after this offering		(6.26)

Dilution per share to new investors		$22.26

 The following table summarizes, on an as adjusted basis, as of September 30, 2004, the total number of shares of our common stock purchased, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, calculated before deducting the estimated underwriting discounts and commissions and offering expenses:

	As of September 30, 2004
	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders(1)	10,843,903	59.1%	$61,481,000	33.9%	$5.67
New Investors	7,500,000	40.9	120,000,000	66.1	16.00

Total	18,343,903	100.0%	$181,481,000	100.0%	$9.89

(1)
Net of selling stockholder's sale of 121,875 shares of our common stock and the expected proceeds therefrom of $1,950,000.

 The foregoing discussion and tables assume no exercise by the underwriters of their over-allotment option and no exercise of outstanding options for 781,440 shares of our common stock that are exercisable at a weighted average price of $7.77 per share. To the extent the over-allotment option or the outstanding options are exercised, there may be further dilution to new investors.

SELECTED FINANCIAL DATA

 We derived the following historical financial information from our audited consolidated financial statements as of June 30, 2003 and June 30, 2004 and for each of the years in the three-year period ended June 30, 2004, and our unaudited consolidated financial statements as of and for the three months ended September 30, 2004, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of June 30, 2000, June 30, 2001 and June 30, 2002 and for each of the years in the two-year period ended June 30, 2001 and our unaudited consolidated financial statements as of and for the three months ended September 30, 2003, which are not included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 2005. This table should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended June 30,					Three Months Ended September 30,
	2000(1)	2001(2)	2002	2003	2004	2003	2004
	(in thousands, except per share data)
						(unaudited)
Statements of Operations Data:
Revenues:
Check cashing	$97,350	$105,690	$104,792	$108,435	$117,397	$28,122	$30,362
Consumer lending:
Fees from consumer lending	45,720	78,653	98,538	107,580	122,461	29,166	37,226
Provision for loan losses and adjustment to servicing revenue	(10,187)	(19,487)	(27,913)	(24,995)	(24,489)	(7,399)	(9,437)

Consumer lending, net	35,533	59,166	70,625	82,585	97,972	21,767	27,789
Money transfer fees	7,881	9,444	10,098	11,652	13,052	3,081	3,508
Other revenues	24,989	21,199	16,461	16,716	18,009	4,020	4,498

Total Revenues	165,753	195,499	201,976	219,388	246,430	56,990	66,157
Store and regional expenses:
Salaries and benefits	47,058	57,453	65,295	69,799	76,008	18,777	19,837
Occupancy	12,800	16,881	18,087	18,856	19,805	4,864	5,391
Depreciation	4,683	5,829	6,522	5,859	6,546	1,448	1,743
Other	36,503	45,321	46,238	47,766	53,321	12,965	15,404

Total store and regional expenses	101,044	125,484	136,142	142,280	155,680	38,054	42,375
Establishment of reserves for new consumer lending arrangements	—	—	2,244	—	—	—	—
Corporate expenses	22,342	22,500	24,516	31,241	32,813	7,241	9,544
Management fee	671	864	1,049	1,049	1,003	250	277
Losses on store closings and sales and other restructuring	249	926	1,435	3,987	361	60	86
Goodwill amortization(3)	5,564	4,710	—	—	—	—	—
Other depreciation and amortization	1,620	1,952	2,709	3,320	3,286	958	943
Interest expense, net of interest income	26,872	31,307	31,274	34,620	40,123	9,184	9,669
Loss on extinguishment of debt	—	—	—	—	10,355	—	—
Litigation settlement costs	—	—	—	2,750	—	—	—

Income before income taxes	7,391	7,756	2,607	141	2,809	1,243	3,263
Income tax provision(4)	8,991	9,199	5,999	8,735	30,842 (5)	3,844	3,354

Net income (loss)	$(1,600)	$(1,443)	$(3,392)	$(8,594)	$(28,033)	$(2,601)	$(91)

Net income (loss) per share
Basic	$(0.15)	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.24)	$(0.01)
Diluted	$(0.15)	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.24)	$(0.01)
Shares used to calculate net loss per share:
Basic	11,002,320	11,013,975	10,965,778	10,965,778	10,965,778	10,965,778	10,965,778
Diluted	11,002,320	11,013,975	10,965,778	10,965,778	10,965,778	10,965,778	10,965,778
Net cash provided by (used in):
Operating activities	$15,337	$15,578	$13,442	$2,865	$18,203	$6,439	$10,092
Investing activities	$(44,526)	$(32,365)	$(10,108)	$(10,679)	$(8,619)	$(1,415)	$(2,463)
Financing activities	$36,709	$16,364	$10,420	$(9,930)	$(14,299)	$(13,989)	$3,537
Stores in operation at end of period	891	978	1,018	1,084	1,110	1,080	1,122

Balance Sheet Data (at end of period):
Cash and cash equivalents	$73,394	$72,456	$86,637	$71,809	$69,270	$63,919	$81,915
Total assets	$266,545	$283,458	$304,599	$313,611	$319,337	$305,973	$334,842
Total debt	$253,939	$282,868	$306,462	$311,614	$325,003	$293,758	$328,531
Shareholders' equity (deficit)	$(27,820)	$(33,880)	$(32,418)	$(28,970)	$(50,887)	$(31,123)	$(46,510)

(1)
On July 7, 1999, we acquired all of the outstanding shares of Cash A Cheque Holdings Great Britain Limited, which operated 44 company-owned stores in the United Kingdom. The initial purchase price for this acquisition was $12.5 million and was funded through excess internal cash, our revolving credit facility and our 10.875% Senior Subordinated Notes Due 2006. The excess of the purchase price over the fair value of the identifiable net assets acquired was $8.2 million. Additional consideration of $9.7 million was subsequently paid based under the profit-based earn-out agreement. On November 18, 1999, we acquired all of the outstanding shares of Cheques R Us, Inc. and Courtenay Money Mart Ltd., which operated six stores in British Columbia. The aggregate purchase price for this acquisition was $1.2 million and was funded through excess internal cash. The excess of the purchase price over the fair value of identifiable net assets acquired was $1.1 million. On December 15, 1999, we acquired all of the outstanding shares of Cash Centres Corporation Limited, which operated five company-owned stores and 238 franchises in the United Kingdom. The aggregate purchase price for this acquisition was $8.4 million and was funded through our revolving credit facility. The excess of the purchase price over the fair value of identifiable net assets acquired was $7.7 million. Additional consideration of $2.7 million was subsequently paid based under a profit-based earn-out agreement. On February 10, 2000, we acquired substantially all of the assets of CheckStop, Inc., a payday-loan business which operated through 150 independent document transmitters in 17 states. The aggregate purchase price for this acquisition was $2.6 million and was funded through our revolving credit facility. The excess of the purchase price over the fair value of identifiable net assets acquired was $2.4 million. Additional consideration of $250,000 was subsequently paid based upon a future results of operations earn-out agreement.
(2)
On August 1, 2000, we purchased all of the outstanding shares of West Coast Chequing Centres, Ltd, which operated six stores in British Columbia. The aggregate purchase price for this acquisition was $1.5 million and was funded through excess internal cash. The excess price over the fair value of identifiable net assets acquired was $1.4 million. On August 7, 2000, we purchased substantially all of the assets of Fast 'n Friendly Check Cashing, which operated 8 stores in Maryland. The aggregate purchase price for this acquisition was $700,000 and was funded through our revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $660,000. Additional consideration of $150,000 was subsequently paid based on a revenue earn-out agreement. On August 28, 2000, we purchased primarily all of the assets of Ram-Dur Enterprises, Inc. d/b/a AAA Check Cashing Centers, which operated five stores in Tucson, Arizona. The aggregate purchase price for this acquisition was $1.3 million and was funded through our revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $1.2 million. On December 5, 2000, we purchased all of the outstanding shares of Fastcash Ltd., which operated 13 company owned stores and 27 franchises in the United Kingdom. The aggregate purchase price for this acquisition was $3.1 million and was funded through our revolving credit facility. The excess of the purchase price over the fair value of the identifiable assets acquired was $2.7 million. Additional consideration of $2.0 million was subsequently paid during fiscal 2003 based upon a future results of operations earn-out agreement.
(3)
On July 1, 2001, we adopted Financial Accounting Standards Board Opinion No. 142 "Goodwill and Other Intangible Assets." In accordance with the provisions of SFAS No. 142 we ceased amortization of goodwill.
(4)
As a result of our refinancing in November 2003, we no longer accrue U.S. taxes on foreign earnings. This will result in a substantial reduction in our effective tax rate. The amount of such tax was as follows:

Year Ended June 30,					Three Months Ended September 30,
2000	2001	2002	2003	2004	2003	2004
(in thousands)
					(unaudited)
$1,745	$3,189	$2,370	$5,162	$2,349	$1,500	$—
(5)
Due to the refinancing of our debt in November 2003, significant deferred tax assets have been generated. We provided a valuation allowance against all of our deferred taxes at June 30, 2004 which amounted to $24.5 million. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. As of September 30, 2004, we have approximately $51.7 million of federal and state net operating and loss carry forwards available to offset future taxable income. The federal and state net operating loss carry forwards will begin to expire in 2023, if not utilized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 The following is a discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2003 and 2004 and for fiscal 2002, 2003 and 2004. This section should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

 We have historically derived our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, we receive origination and servicing fees from the banks providing the loans or, if we fund the loans directly, interest and fees on the loans.

 We operate in a sector of the financial services industry that serves the basic need of lower- and middle-income working-class individuals to have convenient access to cash. This need is primarily evidenced by consumer demand for check cashing and short-term loans, and consumers who use these services are often underserved by banks and other financial institutions.

 Our expenses primarily relate to the operations of our store network, including salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores. During fiscal 2003, we took actions to reduce costs and make our operations more efficient, including centralizing and consolidating our store support functions for our North American operations.

 In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

 In our discussion of our financial condition and results of operations, we refer to stores, franchises and document transmitters that were open for an entire fiscal year and the comparable prior fiscal year as comparable stores, franchises and document transmitters.

Critical Accounting Policies

 In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loss reserves and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

 We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

 Revenue recognition.    With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer and bill payment services and other miscellaneous services reported in other revenues on our statements of operations are all recognized when the transactions are completed at the point-of-sale in the store.

 With respect to our franchised locations, we recognize initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalty payments from our franchisees are recognized as earned.

 For short term consumer loans that we make directly, which have terms ranging from 1 to 37 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in "Company Funded Consumer Loan Loss Reserves Policy."

 In addition to the short-term consumer loans originated and funded by us, we also have relationships with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Pursuant to these relationships, we market and service short-term consumer loans, which have terms ranging from 7 to 23 days, that are funded by the banks. The banks are responsible for the application review process and determining whether to approve an application and fund a loan. As a result, the banks' loans are not reflected on our balance sheet. We earn a marketing and servicing fee for each loan that is paid by borrowers to the banks.

 For loans funded by County Bank, we recognize net servicing fee income ratably over the life of the related loan. In addition, each month County Bank withholds certain servicing fees payable to us in order to maintain a cash reserve. The amount of the reserve is equal to a fixed percentage of outstanding loans at the beginning of the month plus a percentage of the finance charges collected during the month. Each month, net credit losses are applied against County Bank's cash reserve. Any excess reserve is then remitted to us as a collection bonus. The remainder of the finance charges not applied to the reserve are either used to pay costs incurred by County Bank related to the short term loan program, retained by the bank as interest on the loan or distributed to us as a servicing fee.

 For loans funded by First Bank of Delaware, we recognize net servicing fee income ratably over the life of the related loan. In addition, the bank has established a target loss rate for the loans marketed and serviced by us. Servicing fees payable to us are reduced if actual losses exceed this target loss rate by the amount they exceed it. If actual losses are below the target loss rate, the difference is paid to us as a servicing fee. The measurement of the actual loss rate and settlement of servicing fees occurs twice every month.

 Because our servicing fees are reduced by loan losses incurred by the banks, we have established a reserve for servicing fee adjustments. To estimate the appropriate reserve for servicing fee adjustments, we consider the amount of outstanding loans owed to the banks, historical loans charged off, current collections patterns and current economic trends. The reserve is then based on net write-offs, expressed as a percentage of loans originated on behalf of the banks applied against the total amount of the banks' outstanding loans. This reserve is reported in accrued expenses and other liabilities on our balance sheet.

 If one of the banks suffers a loss on a loan, we immediately record a charge-off against the reserve for servicing fee adjustments for the entire amount of the unpaid item. A recovery is credited to the reserve during the period in which the recovery is made. Each month, we replenish the reserve in an amount equal to the net losses charged to the reserve in that month. This replenishment, as well as any additional provisions to the reserve for servicing fees adjustments as a result of the calculations set forth above, is charged against revenues. The total amount of outstanding loans owed to the banks did not change significantly during the periods ended September 30, 2004, June 30, 2004 and June 30, 2003, and during these periods the loss rates on loans declined. As a result of these factors, we did not increase our reserve for servicing fee adjustments. We serviced $106 million of loans for County Bank and First Bank during the three months ended September 30, 2004 and $102 million during the three months ended September 30, 2003. At September 30, 2004 and 2003 the amount of outstanding loans were $15.9 million and $15.2 million, respectively, for County Bank and First Bank. We serviced $385 million of loans for County Bank and First Bank during fiscal 2004 and $370 million during fiscal 2003. At June 30, 2004 and 2003 the amount of outstanding loans were $15.2 million and $15.0 million, respectively, for County Bank and First Bank.

 Company funded consumer loan loss reserves policy.    We maintain a loan loss reserve for anticipated losses for loans we make directly through some of our company-operated locations. To estimate the appropriate level of loan loss reserves we consider the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current loan loss reserve is based on our net write-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods.

 When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, we immediately record a charge-off against the consumer loan loss reserve for the entire amount of the unpaid item. A recovery is credited to the reserve during the period in which the recovery is made. Each month, we replenish the reserve in an amount equal to the net losses charged to the reserve in that month. This replenishment, as well as any additional provisions to the loan loss reserve as a result of the calculations in the preceding paragraph, is charged against revenues. As a result of the increase in our installment loan portfolio, we increased our loan loss reserve during fiscal 2004.

 Check cashing returned item policy.    We charge operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. These net losses are charged to other store and regional expenses in the consolidated statements of operations.

 Goodwill.    We have significant goodwill on our balance sheet. The testing of goodwill for impairment under established accounting guidelines also requires significant use of judgment and assumptions. In accordance with accounting guidelines, we determine the fair value of our reporting units using multiples of earnings of other companies. Goodwill is tested and reviewed for impairment on an ongoing basis under established accounting guidelines. However, changes in business conditions may require future adjustments to asset valuations.

 Deferred offering costs.    Through September 30, 2004, we incurred approximately $1.8 million of costs in connection with the public offering of our common stock. These costs are included in other assets on our balance sheet. The contribution to shareholders' equity will be reduced by these costs.

 Income taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure and assessing the impact of differing treatment of items for tax and accounting purposes. If an item is treated differently for tax and accounting purposes, we report the difference as a deferred tax asset or liability, on our consolidated balance sheet. We then assess the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery of a deferred tax asset is not likely, we establish a valuation allowance.

Results of Operations

 The following table sets forth our results of operations as a percentage of revenues for the following periods:

	Year Ended June 30,			Three Months Ended September 30,
	2002	2003	2004	2003	2004
				(unaudited)
Statements of Operations Data:
Total revenues:
Check cashing	51.8%	49.4%	47.6%	49.3%	45.9%
Consumer lending, net	35.0	37.6	39.8	38.2	42.0
Money transfers	5.0	5.3	5.3	5.4	5.3
Other	8.2	7.7	7.3	7.1	6.8

Total revenues	100.0	100.0	100.0	100.0	100.0
U.S. revenues:
Check cashing	26.5	22.4	19.4	19.9	16.2
Consumer lending, net	23.4	23.3	21.9	22.4	21.1
Money transfers	2.2	2.2	1.8	2.0	1.6
Other	3.8	2.5	1.4	1.5	1.0

Total U.S. revenues	55.9	50.4	44.5	45.8	39.9
Canadian revenues:
Check cashing	15.0	15.1	15.6	16.9	15.7
Consumer lending, net	6.6	8.8	11.6	10.1	14.5
Money transfers	2.2	2.3	2.4	2.5	2.5
Other	3.7	4.3	4.9	4.4	4.7

Total Canadian revenues	27.5	30.5	34.5	33.9	37.4
United Kingdom revenues:
Check cashing	10.3	11.9	12.6	12.5	14.0
Consumer lending, net	5.0	5.5	6.3	5.7	6.4
Money transfers	0.6	0.8	1.1	0.9	1.2
Other	0.7	0.9	1.0	1.2	1.1

Total United Kingdom revenues	16.6	19.1	21.0	20.3	22.7
Store and regional expenses:
Salaries and benefits	32.3	31.8	30.8	33.0	30.0
Occupancy	9.0	8.6	8.0	8.5	8.2
Depreciation	3.2	2.7	2.7	2.5	2.6
Other	22.9	21.8	21.7	22.8	23.3

Total store and regional expenses	67.4	64.9	63.2	66.8	64.1
Establishment of reserves for new consumer lending arrangements	1.1	—	—	—	—
Corporate expenses	12.1	14.2	13.3	12.7	14.4
Management fee	0.5	0.5	0.4	0.4	0.4
Losses on store closings and sales and other restructuring	0.8	1.8	0.1	0.1	0.1
Other depreciation and amortization	1.3	1.5	1.3	1.7	1.4
Interest expense, net of interest income	15.5	15.7	16.3	16.1	14.6
Loss on extinguishment of debt	—	—	4.2	—	—
Litigation settlement costs	—	1.3	—	—	—

Income before income taxes	1.3	0.1	1.2	2.2	5.0
Income tax provision	3.0	4.0	12.5	6.7	5.1

Net loss	(1.7)%	(3.9)%	(11.3)%	(4.5)%	(0.1)%

Comparison of the Three Months Ended September 30, 2004 to September 30, 2003

 Revenues.    Total revenues were $66.2 million for the three months ended September 30, 2004 compared to $57.0 million for the three months ended September 30, 2003, an increase of $9.2 million or 16.1%. Comparable retail store, franchised store and document transmitter revenues for the entire period increased $9.0 million or 15.9%. New store openings accounted for an increase of $748,000 while closed stores accounted for a decrease of $629,000.

 A stronger British pound and Canadian dollar positively impacted revenue by $2.6 million for the quarter as compared to the same period in the prior year. In addition to a $1.5 million currency benefit, revenues in the United Kingdom for the quarter increased by $2.0 million primarily related to revenues from check cashing and consumer loan products. Revenues from our Canadian subsidiary for the quarter increased $4.3 million after adjusting for a $1.1 million currency benefit. The growth in our Canadian subsidiary is primarily due to pricing adjustments made to the short-term consumer loan product in late fiscal 2004 as well as higher loan amounts offered as a result of a criteria change made in fiscal 2005. Revenues from franchise fees and royalties accounted for $2.1 million, or 3.1% of total revenues, for the three months ended September 30, 2004 compared to $1.7 million, or 3.0% of total revenues for the three months ended September 30, 2003.

 Store and regional expenses.    Store and regional expenses were $42.4 million for the three months ended September 30, 2004 compared to $38.1 million for the three months ended September 30, 2003, an increase of $4.3 million or 11.4%. The impact of foreign currencies accounted for $1.4 million of this increase. New store openings accounted for an increase of $696,000 while closed stores accounted for a decrease of $46,000. Comparable retail store and franchised store expenses for the entire period increased $3.5 million. For the three months ended September 30, 2004 total store and regional expenses decreased to 64.1% of total revenue compared to 66.8% of total revenue for the three months ended September 30, 2003. After adjusting for the impact of the changes in exchange rates, store and regional expenses increased $1.6 million in Canada, $956,000 in the United Kingdom and $318,000 in the United States. The increase in Canada was primarily due to increases of $414,000 in salaries, $211,000 in occupancy expenses, $305,000 in advertising and $700,000 in various other operating expenses, all of which are commensurate with the overall growth in Canadian revenues. In the United Kingdom, the increase was primarily related to increases of $594,000 in advertising and $159,000 in occupancy costs. The advertising increase is primarily associated with a television advertising campaign.

 Corporate expenses.    Corporate expenses were $9.5 million for the three months ended September 30, 2004 compared to $7.2 million for the three months ended September 30, 2003. For the three months ended September 30, 2004, corporate expenses increased to 14.4% of total revenues compared to 12.7% of total revenues for the three months ended September 30, 2003. A further weakening of the U.S. dollar in the current quarter compared to the same period in the prior year increased corporate expenses by $328,000. In addition, increased accrued expenses for incentive compensation related to strong year to date earnings performance and legal and professional fees related to class action litigation contributed to the increase in corporate expenses over the prior year.

 Management fees.    Management fees accrued for Leonard Green & Partners, L.P. under a management services agreement were $277,000 for the three months ended September 30, 2004 and $250,000 for the three months ended September 30, 2003.

 Losses on store closings and sales and other restructuring.    Losses on store closings and sales was $86,000 for the three months ended September 30, 2004 compared to $60,000 for the three months ended September 30, 2003.

 Interest expense.    Interest expense was $9.7 million for the three months ended September 30, 2004 compared to $9.2 million for the three months ended September 30, 2003, an increase of $500,000 or 5.2%. The increased interest on the incremental long-term debt outstanding after the refinancing accounted for $2.3 million of the increase in total interest expense. Offsetting these increases were declines of $600,000 in interest on our revolving credit facility, $300,000 on the collateralized borrowing that was in place in fiscal 2004 and $700,000 due to the May 2004 redemption of approximately $9.1 million aggregate principal amount of our 16% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012. The decline in our revolving credit facility is a result of using a portion of the proceeds from the issuance of the new notes to pay down the entire outstanding revolving credit balance on November 13, 2003.

 Income taxes.    The provision for income taxes was $3.4 million for the three months ended September 30, 2004 compared to a provision of $3.8 million for the three months ended September 30, 2003. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes and a valuation allowance on U.S. deferred tax assets. Our effective income tax rate was 102.8% for the three months ended September 30, 2004 and 309.3% for the three months ended September 30, 2003. Due to the restructuring of our debt in fiscal 2004, significant deferred tax assets were generated and recorded in accordance with SFAS 109. Because realization is not assured, all U.S. deferred tax assets recorded were reduced by a valuation allowance of $27.4 million at September 30, 2004, of which $2.9 million was provided for the three months ended September 30, 2004. Following our refinancing in November 2003, we no longer accrue U.S. tax on foreign earnings. The amount of such tax was $1.5 million for the three months ended September 30, 2003 compared to no such tax for the three months ended September 30, 2004.

Comparison of the Year Ended June 30, 2004 to June 30, 2003

 Revenues.    Total revenues were $246.4 million for fiscal 2004 compared to $219.4 million for fiscal 2003, an increase of $27.0 million or 12.3%. Comparable store, franchised store and document transmitter revenues for the entire period increased $24.8 million or 11.5%. New store openings accounted for an increase of $3.6 million while closed stores accounted for a decrease of $1.7 million. Favorable foreign currency rates attributed to $12.3 million of the increase for the fiscal year. In addition to the currency benefit, revenues in the United Kingdom for the fiscal year increased by $5.8 million primarily related to revenues from check cashing and the impact of a new installment loan product. Revenues in Canada for the fiscal year increased $9.6 million after adjusting for favorable exchange rate. An increase in volume of short-term consumer loans originated in Canada and higher consumer loan pricing contributed to the increase in Canadian revenues In addition, our Canadian subsidiary introduced a new tax product in all of its stores offering refund anticipation loans and electronic Canadian tax filing. This product, which was only tested in a limited number of locations in the prior year period, added $1.0 million in revenue for the fiscal year, which is included in other revenues. In the United States, revenues declined $612,000 for the fiscal year, primarily due to the decline in our distribution of government assistance food coupons. California, the last state in which we offer food coupons, is implementing an electronic benefits transfer system designed to disburse public assistance benefits directly to individuals. In fiscal 2005, we will not derive any revenues from the distribution of government assistance food coupons.

 In fiscal 2003 and 2004, fluctuations in the number of states in which we funded consumer loans and in which we acted as a servicer through bank arrangements led to fluctuations in U.S. company funded loan originations, revenues generated from consumer lending on U.S. company funded consumer loans and servicing revenues. U.S. company funded loan originations decreased from $81.1 million in fiscal 2003 to $65.9 million in fiscal 2004 and fees generated from consumer lending on U.S. company funded consumer loans decreased from $14.1 million in fiscal 2003 to $9.9 million in fiscal 2004, a decrease of $4.2 million, or 30%. This decrease can be attributed primarily to our establishment of a relationship with First Bank of Delaware. For the first seven months of fiscal 2003, we originated short-term loans on our own behalf in California for which we earned $8.2 million in U.S. company funded loan revenues. In January 2003, we began acting as a servicer for First Bank of Delaware and ceased originating short-term loans on our own behalf in California. Meanwhile, during fiscal 2003 and 2004, we began funding short-term consumer loans originated in additional states that had previously been funded by County Bank of Rehoboth Beach, Delaware, resulting in an increase of $3.9 million in U.S. company funded loan revenue associated with these states, which partially offset the overall decrease in U.S. company funded loan revenues.

 Revenues from franchise fees and royalties accounted for $7.5 million, or 3.0% of total revenues, for the fiscal year compared to $6.3 million, or 2.9% of total revenues, for the same period in 2003, representing a $1.2 million, or 19.0%, increase. Stronger foreign currencies in both the United Kingdom and Canada accounted for $721,000, or 60.1%, of the increase. The balance of the increase resulted from the addition of a total of 12 franchised locations during fiscal 2004 and an overall increase in revenues generated by existing franchises.

 Store and regional expenses.    Store and regional expenses were $155.7 million for fiscal 2004 compared to $142.3 million for fiscal 2003, an increase of $13.4 million or 9.4%. The impact of foreign currencies accounted for $6.4 million of this increase. New store openings accounted for an increase of $2.1 million while closed stores accounted for a decrease of $1.3 million. Comparable retail store and franchised store expenses for the entire period increased $15.5 million. For the fiscal year ended June 30, 2004, total store and regional expenses decreased to 63.2% of total revenues compared to 64.9% of total revenues for the fiscal year ended June 30, 2003. After adjusting for the impact of the changes in exchange rates, store and regional expenses increased $5.9 million in Canada, $2.2 million in the United Kingdom and declined $720,000 in the United States. The increase in Canada was primarily due to increases of $1.2 million in salaries, $512,000 in returned checks, net and cash shortages, $494,000 in advertising and $429,000 in occupancy costs. These costs, in addition to the aggregate of other operating costs, are commensurate with the overall growth in Canadian revenues. The increase in the United Kingdom is almost entirely associated with increased salary expense, which is also commensurate with the overall growth in U.K. revenues. The decline in store and regional expenses in the United States is primarily due to the impact of stores closed in the second quarter of fiscal 2003.

 Corporate expenses.    Corporate expenses were $32.8 million for fiscal year 2004 compared to $31.2 million for fiscal year 2003, an increase of $1.6 million or 5.1%. After adjusting for the impact of the changes in exchange rates, corporate expenses declined $64,000. During fiscal 2003, we transferred certain operational support functions to our Canadian headquarters from our U.S. headquarters and established our North American corporate office functions. After adjusting for exchange rates, the cost savings in fiscal 2004 compared to fiscal 2003 associated with this change was $0.6 million. Additional savings of $0.6 million were realized through targeted reductions in marketing spending. Offsetting these savings was an increase of $1.0 million in incentive compensation due to an overall increase in our profitability. For the fiscal year ended June 30, 2004, total corporate expenses decreased to 13.3% of total revenues compared to 14.2% for the fiscal year ended June 30, 2003.

 Management fees.    Management fees paid to Leonard Green & Partners, L.P. under a management services agreement were $1.0 million for the fiscal years ended June 30, 2004 and 2003.

 Losses on store closings and sales and other restructuring.    Losses on store closings and sales and other restructuring was $361,000 for the fiscal year ended June 30, 2004 compared to $4.0 million for the fiscal year ended June 30, 2003, a decrease of $3.6 million. For fiscal year 2003, we provided $1.6 million for the closure costs associated with the closing of 27 underperforming stores. In addition, we provided $1.7 million, consisting primarily of severance and retention bonus costs, for the consolidation and relocation of certain non-operating functions.

 Other depreciation and amortization.    Other depreciation and amortization expenses were $3.3 million for fiscal 2004, compared to $3.3 million for fiscal 2003.

 Interest expense.    Interest expense was $40.1 million for the fiscal year ended June 30, 2004 and was $34.6 million for the fiscal year ended June 30, 2003, an increase of $5.5 million or 15.9%. A portion of the increase is attributable to $1.0 million of interest paid on Dollar Financial Group, Inc.'s old 10.875% senior notes for the 30 day period subsequent to the issuance on November 13, 2003 of $220.0 million principal amount of new 9.75% senior notes. Dollar Financial Group, Inc. elected to effect covenant defeasance on its old notes by depositing with the trustee funds sufficient to satisfy the old notes together with the call premium and accrued interest to the December 13, 2003 redemption date. Additionally, the increased interest on the incremental long-term debt outstanding after the refinancing on November 13, 2003 and an additional offering of $20.0 million principal amount of 9.75% senior notes due 2011 on May 6, 2004 accounted for $6.2 million of the increase in total interest expense. Offsetting these increases was a decline of $2.1 million in interest on our revolving credit facility. This decline is a result of the use of a portion of the proceeds from the issuance of the new 9.75% senior notes to repay the entire outstanding revolving credit balance on November 13, 2003.

 Loss on extinguishment of debt.    On November 13, 2003, Dollar Financial Group, Inc. issued $220.0 million principal amount of 9.75% senior notes due 2011. The proceeds from this offering were used to redeem all of its outstanding 10.875% senior notes and its outstanding 10.875% senior subordinated notes, to refinance our credit facility, to distribute a portion of the proceeds to us to redeem an equal amount of our senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving our senior discount notes. On May 6, 2004, Dollar Financial Group, Inc. consummated an additional offering of $20.0 million principal amount of 9.75% senior notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which Dollar Financial Group, Inc. had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities. The net proceeds from the May 2004 note offering were distributed to us to redeem approximately $9.1 million aggregate principal amount of our 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012.

 On June 30, 2004, we terminated an agreement under which we sold a participation interest in a portion of the short-term consumer loans originated by us in the United Kingdom to a third party. Associated with the termination of this agreement we paid $276,660 representing a prepayment penalty.

 The loss incurred on the extinguishment of debt is as follows (in millions):

Call Premium
16.0% Senior Notes	$1.23
13.95% Senior Subordinated Notes	—
Dollar Financial Group, Inc. 10.875% Senior Notes	1.98
Dollar Financial Group, Inc. 10.875% Senior Subordinated Notes	0.73
Write-off of previously capitalized deferred issuance costs, net	6.14
Prepayment penalty on the extinguishment of collateralized borrowings	0.28

Loss on extinguishment of debt	$10.36

 Litigation settlement costs.    We accrued and paid $2.8 million during fiscal 2003 related to the California wage and hour litigation described in "Business—Legal Proceedings."

 Income taxes.    The provision for income taxes was $30.8 million for the fiscal year ended June 30, 2004 compared to a provision of $8.7 million for the fiscal year ended June 30, 2003, an increase of $22.1 million. Due to the restructuring of our debt, significant deferred tax assets have been generated and recorded in accordance with SFAS 109. Because realization is not assured, the deferred tax assets recorded were reduced by a valuation allowance of $24.5 million at June 30, 2004. Our effective income tax rate was 1,098.0% for the fiscal year ended June 30, 2004 and 6,195.0% for the fiscal year ended June 30, 2003. Following our refinancing in November 2003, we no longer accrue U.S. tax on our foreign earnings. The amount of such tax was $2.3 million for the fiscal year ended June 30, 2004 and $5.2 million for the fiscal year ended June 30, 2003. As a result, we expect our effective income tax rate to be substantially lower in future quarters after fiscal 2004.

Comparison of the Year Ended June 30, 2003 to June 30, 2002

 Revenues.    Total revenues were $219.4 million for fiscal 2003, compared to $202.0 million for fiscal 2002, an increase of $17.4 million, or 8.6%. Comparable retail store, franchised store and document transmitter revenues increased $15.8 million, or 8.1%, which is primarily attributable to our foreign operations as those markets continue to mature as well as the impact of favorable foreign currency rates in fiscal 2003. New store openings accounted for an increase of $4.5 million, which was partially offset by a decline of $2.9 million in revenues from closed stores.

 The increase in total revenues resulted primarily from an increase of $12.0 million, or 16.9%, in consumer lending revenues. The increase in consumer lending revenues was primarily a result of a $7.8 million, or 34.2%, increase in revenues in Canada resulting from higher lending volumes and increased finance charges, and an increase of $3.9 million, or 8.3%, in domestic revenues primarily resulting from a decrease in net credit losses which are charged against the reserve during the period in which the loss occurred. The reserve for losses is then replenished through a charge to revenue in the same period. In addition to the increase in consumer lending revenues, our check cashing revenues increased by $3.6 million, or 3.5%. Foreign check cashing revenues accounted for $8.1 million of this increase offset by a $4.5 million decline in domestic check cashing revenues due to a reduction in the number of checks cashed, reflecting the decline in the U.S. economy and employment during this period. Revenues from franchise fees and royalties accounted for $6.3 million, or 2.9% of total revenues, for fiscal 2003 compared to $5.2 million, or 2.6% of total revenues, for fiscal 2002. The balance of the increase in total revenues, $2.1 million, relates to other ancillary products, primarily revenues from money transfer fees.

 Store and regional expenses.    Store and regional expenses were $142.3 million for fiscal 2003, compared to $136.1 million for fiscal 2002, an increase of $6.2 million, or 4.5%. The effect of the new store openings in fiscal 2003 accounted for an increase of $1.5 million. Also, store and regional expenses increased $4.0 million due to increased salaries and benefits attributable to our foreign subsidiaries, commensurate with the growth in those operations. Total store and regional expenses as a percentage of revenues decreased from 67.4% in fiscal 2002 to 64.9% in fiscal 2003. Store and regional expenses as a percentage of revenues of our foreign subsidiaries were 55.7% for fiscal 2002 and 52.5% for fiscal 2003.

Salaries and benefits expense.    Salaries and benefits expense was $69.8 million for fiscal 2003, compared to $65.3 million for fiscal 2002, an increase of $4.5 million, or 6.9%. New store openings accounted for $600,000 of the increase. Our foreign subsidiaries accounted for an increase of $4.0 million in salaries and benefits. Salaries and benefits expense as a percentage of revenues decreased from 32.3% for fiscal 2002 to 31.8% for fiscal 2003.

Occupancy expense.    Occupancy expense was $18.9 million for fiscal 2003, compared to $18.1 million for fiscal 2002, an increase of $800,000, or 4.3%. New store openings accounted for $300,000 of the increase. Occupancy expense as a percentage of revenues decreased from 9.0% for fiscal 2002 to 8.6% for fiscal 2003.

Depreciation expense.    Depreciation expense was $5.9 million for fiscal 2003, compared to $6.5 million for fiscal 2002, a decrease of $600,000, or 10.2%. Depreciation expense as a percentage of revenues decreased from 3.2% for fiscal 2002 to 2.7% for fiscal 2003.

Other.    Other store and regional expenses were $47.8 million for fiscal 2003, compared to $46.2 million for fiscal 2002, an increase of $1.6 million, or 3.3%. New store openings accounted for an increase in other store and regional expenses of $600,000. The closing of stores during the fiscal year partially offset these increases. Other store and regional expenses consist of bank charges, armored security costs, net returned third party checks, cash shortages, cost of goods sold, advertising and other costs incurred by the stores.

 Establishment of reserves for new consumer lending arrangements.    During fiscal 2002, Eagle National Bank discontinued the offering of short-term consumer loans through our stores pursuant to a December 18, 2001 consent order entered into with the U.S. Comptroller of the Currency. In June 2002, we entered into a new servicing relationship with County Bank to provide short-term consumer loans to our customers. The change in our servicing relationship required corresponding changes to our banking systems, procedures and daily operations. County Bank elected not to fund loans in California and, therefore, we increased the number and amount of company funded loans we originated. State regulations also prevented the refinancing of company funded loans in California on their stated maturity date. We believed these factors increased the likelihood of loan losses on our company funded consumer loan portfolio and the bank funded consumer loan portfolio. Accordingly, we increased our estimated loss rates for both of these portfolios and established an aggregate reserve of $2.2 million.

 Corporate expenses.    Corporate expenses were $31.2 million for fiscal 2003, compared to $24.5 million for fiscal 2002, an increase of $6.7 million, or 27.4%. Salaries and benefits increased $3.7 million associated with the growth of foreign operations. There was an increase of $1.7 million in professional fees that includes legal and consulting costs associated with the implementation of enhanced transaction processing systems and systems development costs associated with our new banking relationships with First Bank and County Bank. During the fourth quarter of fiscal 2003, we transferred certain operational support functions to our Canadian headquarters from our U.S. headquarters to complete a process of consolidating our North American corporate office functions that had begun in October 2002. Corporate expenses as a percentage of revenues increased from 12.1% for fiscal 2002 to 14.2% for fiscal 2003. We expect corporate expenses as a percentage of revenues to decline in fiscal 2004.

 Management fees.    Management fees paid to Leonard Green & Partners, L.P. under a management services agreement were $1.0 million for the fiscal years ended June 30, 2003 and 2002.

 Loss on store closings and sales and other restructuring.    Loss on store closings and sales and other restructuring was $4.0 million for fiscal 2003, compared to $1.4 million for fiscal 2002. For fiscal 2003, we provided $1.6 million for the closure costs associated with the shutdown of 27 stores. These costs consist primarily of lease obligations and leasehold improvement write-offs. In addition, we provided $1.7 million, consisting primarily of severance and retention bonus costs, for the consolidation and relocation of certain non-operating functions. We anticipate that loss on store closings and sales and other restructuring will decline significantly in 2004.

 Other depreciation and amortization.    Other depreciation and amortization expenses were $3.3 million for fiscal 2003, compared to $2.7 million for fiscal 2002, an increase of $600,000, or 22.6%. This increase is attributable primarily to additional investments in technology and the expansion of our Canadian corporate office as a result of the relocation of certain operational support functions to Canada from the U.S. headquarters. Other depreciation and amortization as a percentage of revenues increased from 1.3% for fiscal 2002 to 1.5% for fiscal 2003.

 Interest expense.    Interest expense was $34.6 million for fiscal 2003, compared to $31.3 million for fiscal 2002, an increase of $3.3 million, or 10.5%. This increase is primarily attributable to the increase in the accretion of interest expense from our 13% senior discount notes, an increase in the average borrowing rates of our revolving credit facilities as a result of a November 2002 amendment to our credit facility and the impact of the higher effective interest rate on our collateralized borrowings.

 Litigation settlement costs.    We accrued $2.8 million during fiscal 2003 related to the California wage and hour litigation described in "Business—Legal Proceedings."

 Income tax provision.    The provision for income taxes was $8.7 million in fiscal 2003 and $6.0 million in fiscal 2002. Our effective income tax rate was 6,195.0% for fiscal 2003 and 230.1% for fiscal 2002. Our effective tax rate differs from the federal statutory rate of 35% due to state taxes, foreign taxes, disallowed high yield debt interest and U.S. taxes on foreign earnings, primarily resulting from the guarantees on our prior credit facility and senior notes by our foreign subsidiaries. Following our refinancing in November 2003, we no longer accrue U.S. tax on our foreign earnings. The amount of such tax was $5.2 million for fiscal 2003 and $2.4 million for fiscal 2002.

Quarterly Operating Results

 The following table sets forth, for the periods indicated, our results of operations and selected items in our consolidated statements of operations. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,
	(in thousands, except per share data) (unaudited)
Fiscal 2005:
Revenues	$66,157
Income before income taxes	3,263
Net loss	(91)
Basic earnings (loss) per share	$(0.01)
Diluted earnings (loss) per share	$(0.01)
Fiscal 2004:
Revenues	$56,990	$60,762	$65,626	$63,052
Income (loss) before income taxes	1,243	(6,481)	7,392	655
Net income (loss)	(2,601)	(24,973)	1,603	(2,062)
Basic earnings (loss) per share	$(0.24)	$(2.28)	$0.15	$(0.19)
Diluted earnings (loss) per share	$(0.24)	$(2.28)	$0.14	$(0.19)
Fiscal 2003:
Revenues	$52,652	$53,290	$57,974	$55,472
Income (loss) before income taxes	(966)	(4,038)	4,522	623
Net income (loss)	(3,201)	(6,271)	3,218	(2,340)
Basic earnings (loss) per share	$(0.29)	$(0.57)	$0.29	$(0.21)
Diluted earnings (loss) per share	$(0.29)	$(0.57)	$0.29	$(0.21)

Seasonality

 Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Balance Sheet Variations

 Comparison of September 30, 2004 to June 30, 2004.    Cash and cash equivalents increased to $81.9 million at September 30, 2004 from $69.3 million at June 30, 2004. Cash and cash equivalent balances fluctuate significantly as a result of seasonal, monthly and day-to-day requirements for funding check cashing and other operating activities.

 Income taxes receivable decreased to $5.6 million at September 30, 2004 from $6.1 million at June 30, 2004 related primarily to the timing of receipts.

 Goodwill and other intangibles increased $2.5 million from $149.1 million at June 30, 2004 to $151.6 million at September 30, 2004 due primarily to foreign currency translation adjustments.

 Foreign income taxes payable decreased from $6.0 million at June 30, 2004 to $4.6 million at September 30, 2004 due primarily to the timing of payments.

 Accrued expenses increased to $20.2 million at September 30, 2004 from $17.9 million at June 30, 2004 due primarily to the timing of accrued payroll, increased professional fees due to the class action lawsuits and other operating expense accruals.

 Revolving credit facilities and long-term debt increased $3.5 million from $325.0 million at June 30, 2004 to $328.5 million at September 30, 2004. The increase is primarily related to a $3.6 million draw down on the U.S. bank facility.

 Total shareholders' deficit decreased $4.4 million to $46.5 million from $50.9 million due to foreign currency translation adjustments offset in part by our $91,000 net loss for the three months ended September 30, 2004.

 Comparison of June 30, 2004 to June 30, 2003.    Total loans receivable increased $9.3 million from $23.6 million at June 30, 2003 to $32.9 million at June 30, 2004. The increase was primarily attributable to higher foreign loan volumes of $6.1 million, increased domestic volume of $0.9 million and a foreign currency translation impact of $2.3 million. As a result of the increase in our installment loan portfolio the allowance for loan losses increased $1.0 million from $1.3 million at June 30, 2003 to $2.3 million at June 30, 2004.

 Prepaid expenses increased $0.4 million from $4.0 million at June 30, 2003 to $4.4 million at June 30, 2004 due to an increase in prepaid advertising costs.

 Income taxes receivable increased to $6.1 million at June 30, 2004 from $2.9 million related primarily to the prepayment of taxes by our Canadian subsidiary.

 Goodwill and other intangibles increased $5.7 million from $143.4 million at June 30, 2003 to $149.1 million at June 30, 2004 primarily due to foreign currency translation adjustments.

 Debt issuance costs increased from $6.7 million at June 30, 2003 to $11.4 million at June 30, 2004 due to the refinancing of our debt in November 2003 and May 2004.

 Accounts payable decreased $2.2 million from $17.2 million at June 30, 2003 to $15.0 million at June 30, 2004 due to the timing of settlements with third party vendors and our franchisees.

 Foreign income taxes payable increased from $1.4 million at June 30, 2003 to $6.0 million at June 30, 2004 due primarily to accrued foreign taxes for the current fiscal year.

 Accrued expenses and other liabilities increased to $17.9 million at June 30, 2004 from $10.7 million at June 30, 2003 due to increased professional fees associated with legal matters associated with our Canadian subsidiary, incentive accruals and the timing of monies due our franchisees.

 Revolving credit facilities and long-term debt increased $21.4 million from $303.6 million at June 30, 2003 to $325.0 million at June 30, 2004. On November 13, 2003, Dollar Financial Group, Inc. issued $220.0 million principal amount of 9.75% senior notes due 2011 under Rule 144A and Regulation S of the Securities Act of 1933 and entered into a new $55.0 million senior secured reducing revolving credit facility. The proceeds from these transactions were used to repay, in full, all borrowings outstanding under its prior credit facility, redeem the entire $109.2 million principal amount of its 10.875% senior notes due 2006, redeem the entire $20.0 million principal amount of its 10.875% senior subordinated notes due 2006, redeem $20.0 million of our 13.0% senior discount notes due 2006, and pay all related fees, expenses and redemption premiums with respect to these transactions. In addition, $49.4 million, or 50% of the accreted value, of the 13.0% senior discount notes due 2006 were exchanged for 16.0% senior notes due 2012 and $49.4 million, or 50% of the accreted value, of the 13.0% senior discount notes due 2006 were exchanged for 13.95% senior subordinated notes due 2012. On May 6, 2004, Dollar Financial Group, Inc. consummated an offering of $20.0 million principal amount of 9.75% senior notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which it had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities under the indenture. The net proceeds from the May 2004 note offering were distributed to us to redeem approximately $9.1 million aggregate principal amount of our 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012.

 Total shareholders' deficit increased $21.9 million to $50.9 million from $29.0 million due to our net loss for the fiscal year ended June 30, 2004 offset by foreign currency translation adjustments.

Liquidity and Capital Resources

 On November 13, 2003, Dollar Financial Group, Inc. issued $220.0 million principal amount of 9.75% senior notes due 2011 and entered into a new $55.0 million senior secured reducing revolving credit facility. The proceeds from these transactions were used to repay, in full, all borrowings outstanding under its prior credit facility, redeem the entire $109.2 million principal amount of our 10.875% senior notes due 2006, redeem the entire $20.0 million principal amount of its 10.875% senior subordinated notes due 2006, distribute to us $20.0 million to redeem an equal amount of our 13.0% senior discount notes due 2006, and pay all related fees, expenses and redemption premiums with respect to these transactions. On May 6, 2004, Dollar Financial Group, Inc. consummated an additional offering of $20.0 million principal amount of 9.75% senior notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which it had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities under the indenture. The net proceeds from the May 2004 note offering were distributed to us to redeem approximately $9.1 million aggregate principal amount of our 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012.

 Our principal sources of cash are from operations and borrowings under our credit facilities. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company originated short-term consumer loans, and finance the expansion of our products and services.

 Net cash provided by operating activities was $13.4 million in fiscal 2002, $2.9 million in fiscal 2003 and $18.2 million in fiscal 2004. The decline in net cash provided by operating activities from fiscal 2002 to fiscal 2003 was primarily a result of increased working capital requirements related to the timing of settlements associated with the consumer lending program. Our prior relationship with Eagle National Bank provided for daily settlement of amounts owed to us from consumer loan activity; our relationship with County Bank provides for monthly settlement and our relationship with First Bank provides for semi-monthly settlements. Net cash provided by operating activities was $10.1 million for the three months ended September 30, 2004 compared to cash provided of $6.4 million for the three months ended September 30, 2003. The increase in net cash provided by operating activities was primarily the result of improved operating results and the impact of the timing of settlements from fiscal 2003 to fiscal 2004 related to our loan servicing arrangements with County Bank and First Bank.

 Net cash used in investing activities was $10.1 million in fiscal 2002, $10.7 million in fiscal 2003 and $8.6 million in fiscal 2004. Our investing activities primarily relate to purchases of property and equipment for our stores, investments in technology and acquisitions. During fiscal 2003, $3.3 million of this amount was attributable to earn-out payments on acquisitions completed during previous years accounting for the decline from fiscal 2003 to fiscal 2004. For the three months ended September 30, 2004, the net cash used for investing activities was $2.5 million compared to a usage of $1.4 million for the three months ended September 30, 2003. For the fiscal year ended June 30, 2004 we made capital expenditures of $8.2 million. For the three months ended September 30, 2004 we made capital expenditures of $2.1 million. The actual amount of capital expenditures each year will depend in part upon the number of new stores acquired or opened and the number of stores remodeled. Our capital expenditures, excluding acquisitions, are currently anticipated to aggregate approximately $13.0 million during our fiscal year ending June 30, 2005, for remodeling and relocation of certain existing stores and for opening 50 to 55 new stores.

 Net cash provided by (used in) financing activities was $10.4 million in fiscal 2002, $(9.9) million in fiscal 2003 and $(14.3) million in fiscal 2004. The decline during fiscal 2004 was primarily the result of a decrease in borrowings under our bank facilities from $61.7 million as of June 30, 2003 to $0 as of June 30, 2004 offset somewhat by net cash from the refinancing activities discussed above. The decline during fiscal 2003 was also the result of a decrease in borrowings under our revolving credit facilities from $78.9 million as of June 30, 2002 to $61.7 million as of June 30, 2003. Net cash provided by financing activities for the three months ended September 30, 2004 was $3.5 million compared to a usage of $14.0 million for the three months ended September 30, 2003. The increase in the three months ended September 30, 2004 was a result of an increase in the borrowings under our bank facilities of $3.6 million from $0 at June 30, 2004 compared to a $13.8 million decrease in our borrowings under our bank facilities for the three months ended September 30, 2003.

 As part of our growth strategy, we opened 11 new stores and acquired one store during the three months ended September 30, 2004. We expect to open approximately 50 to 55 new stores in fiscal 2005, including 20 to 25 in the United States, 20 in Canada and 10 in the United Kingdom.

 The capital cost of opening a new store is approximately $40,000 for a Loan Mart and a range of $95,000 to $120,000 for a Money Mart but varies depending on the size and type of store. This capital cost includes leasehold improvements, signage, computer equipment and security systems. In addition, the typical store requires working capital of $40,000 to $60,000 to fund operations.

 For the three months ended September 30, 2004, we spent $2.1 million on capital expenditures and $347,000 on store acquisitions.

 At September 30, 2004, we had $7.4 million of excess cash.

 Revolving credit facilities.    We have two revolving credit facilities: a domestic revolving credit facility and a Canadian overdraft facility.

Domestic revolving credit facility.    On November 13, 2003, Dollar Financial Group, Inc. repaid in full all borrowings outstanding under its previously existing credit facility using a portion of the proceeds from the issuance of $220.0 million principal amount of 9.75% senior notes due 2011 and simultaneously entered into a new $55.0 million senior secured reducing revolving credit facility. Under the terms of the agreement governing the new facility, the commitment under the new facility was reduced by $750,000 on January 2, 2004 and will be reduced on the first business day of each calendar quarter thereafter, and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15.0 million. The commitment may be subject to further reductions in the event we engage in certain issuances of securities or asset disposals. Under the new facility, up to $20.0 million may be used in connection with letters of credit. Dollar Financial

Group, Inc.'s borrowing capacity under the new facility is limited to the total commitment of $55.0 million less letters of credit totaling $13.3 million issued by Wells Fargo Bank, which guarantee the performance of certain of its contractual obligations. At September 30, 2004, the borrowing capacity was $39.5 million and there was $3.6 million outstanding under the facility.

Canadian overdraft facility.    Our Canadian operating subsidiary has a Canadian overdraft facility to fund peak working capital needs for our Canadian operations. The Canadian overdraft facility provides for a commitment of up to approximately $10.0 million, of which there was no outstanding balance on September 30, 2004. Amounts outstanding under the Canadian overdraft facility bear interest at a rate of Canadian prime and are secured by a $10.0 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility.

 Long-term debt.    As of September 30, 2004, long-term debt consisted of $240.0 million principal amount of Dollar Financial Group, Inc.'s 9.75% senior notes due November 15, 2011, $42.1 million of our 16.0% Senior Notes due 2012, $41.7 million of our 13.95% Senior Subordinated Notes due 2012 and $73,000 of other long-term debt.

 Operating leases.    Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of 5 years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

 Other collateralized borrowings.    On November 15, 2002, we entered into an agreement with a third party to sell, without recourse subject to certain obligations, a participation interest in a portion of the short-term consumer loans originated by us in the United Kingdom. Pursuant to the agreement, we retained servicing responsibilities and earned servicing fees, which were subject to reduction if the related loans were not collected. At June 30, 2003, there were $8.0 million of loans receivable pledged under this agreement. On June 30, 2004 we terminated this agreement and we paid $8.0 million to repurchase the participation interest, $104,000 of accrued interest and $276,600 representing a prepayment penalty. The entire amount was paid with available cash on hand and no additional borrowing was required. In connection with the repurchase of the participation interest, the liens on the loans receivable were released.

 We entered into the commitments described above and other contractual obligations in the normal course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of September 30, 2004, excluding periodic interest payments, included the following:

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
	(in thousands)
Long-term debt
Dollar Financial Group, Inc.
9.75% Senior Notes due 2011(1)	$241,136	$—	$—	$—	$241,136
16.0% Senior Notes due 2012	42,070	—	—	—	42,070
13.95% Senior Subordinated Notes due 2012	41,652	—	—	—	41,652
Operating leases	61,051	16,928	23,973	13,310	6,840
Other	73	73	—	—	—

Total contractual cash obligations	$385,982	$17,001	$23,973	$13,310	$331,698

(1)
$1,136 is the unamortized premium on the 9.75% Senior Notes due 2011.

 We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, including payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We expect additional revenue growth to be generated by increased check cashing revenues, growth in the consumer lending business, the maturity of recently opened stores and the continued development of new stores. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.

Impact of Inflation

 We do not believe that inflation has a material impact on our earnings from operations.

Quantitative and Qualitative Disclosures About Market Risk

 In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

    •
    interest rates on debt; and

    •
    foreign exchange rates generating translation gains and losses.

 We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

 Interest rates.    Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our board of directors. Our debt consists of fixed-rate senior notes and senior subordinated notes. Our revolving credit facilities carry variable rates of interest. As most of our average outstanding indebtedness carries a fixed rate of interest, a change in interest rates is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

 Foreign exchange rates.    Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time, we may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At September 30, 2004, we held put options with an aggregate notional value of $(CAN) 36.0 million and £(GBP) 6.3 million to protect the currency exposure in Canada and the United Kingdom throughout fiscal year 2005. We use purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted earnings denominated in currencies other than the U.S. dollar. Our cash flow hedges have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of September 30, 2004 no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness in our cash flow hedges for the three months ended September 30, 2004. As of September 30, 2004, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of shareholders' equity of $290,000 all of which is expected to be transferred to earnings in the next nine months along with the earnings effects of the related forecasted transactions. The fair market value at September 30, 2004 was $88,000 and is included in other assets on the balance sheet.

 Canadian operations accounted for approximately 259.4% of consolidated pre-tax earnings for the three months ended September 30, 2004, and 460.9% of consolidated pre-tax earnings for the three months ended September 30, 2003. U.K. operations accounted for approximately 97.8% of consolidated pre-tax earnings for the three months ended September 30, 2004 and approximately 168.9% of consolidated pre-tax earnings for the three months ended September 30, 2003. As currency exchange rates change, translation of the financial results of the Canadian and U.K. operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $18.6 million. Our U.K. subsidiaries had $8.0 million of collateralized borrowings denominated in U.S. dollars for all of fiscal 2003 and most of fiscal 2004. The collateralized borrowings were subject to foreign currency transaction gains and losses. These gains and losses are included in corporate expenses.

 We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $3.9 million for fiscal 2004 and $3.4 million for 2003. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $1.2 million for the three months ended September 30, 2004 and $783,000 for the three months ended September 30, 2003. This impact represents nearly 35.7% of our consolidated pre-tax earnings for the three months ended September 30, 2004 and 63.0% of our consolidated pre-tax earnings for the three months ended September 30, 2003. The above figures do not reflect the impact of hedging activities designed to mitigate foreign exchange currency risks.

BUSINESS

 We are a leading international financial services company serving under-banked consumers. Our customers are typically lower- and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than banks and other financial institutions. To serve this market, we have a network of 1,122 stores, including 650 company-operated stores, in 16 states, the District of Columbia, Canada and the United Kingdom. We provide a diverse range of consumer financial products and services primarily consisting of check cashing, short-term consumer loans, money orders and money transfers. Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom.

 We are a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. During fiscal 2004 we changed our name to Dollar Financial Corp. We operate our store network through our direct wholly-owned subsidiary, Dollar Financial Group, Inc., a New York corporation formed in 1979, and its direct and indirect wholly-owned foreign and domestic subsidiaries.

 Our network includes the following platforms for delivering our financial services to the consumer in our core markets:

•
United States.    We operate a total of 320 stores, with 232 operating under the name "Money Mart" and 88 operating under the name "Loan Mart." The Money Mart stores typically offer our full range of products and services, including check cashing and short-term consumer loans. The Loan Mart stores offer short-term consumer loans and other ancillary services depending upon location. By offering short-term lending services, we hope to attract a customer who might not use check cashing services. We also have relationships with 377 document transmitter locations, such as independent mail stores and insurance offices, which assist in completing short-term consumer loans we market through a direct-to-consumer lending operation.

      Our U.S. business had revenues of $109.9 million for fiscal 2004 and $26.4 million for the three months ended September 30, 2004.

•
Canada.    There are 323 stores in our Canadian network, of which 203 are operated by us and 120 are operated by franchisees. All stores in Canada are operated under the name "Money Mart" except locations in the Province of Québec. The stores in Canada typically offer check cashing, short-term consumer loans and other ancillary products and services.

      Our Canadian business had revenues of $(USD)84.8 million for fiscal 2004 and $(USD)24.7 million for the three months ended September 30, 2004.

•
United Kingdom.    There are 479 stores in our U.K. network, of which 127 are operated by us and 352 are operated by franchisees. All stores in the United Kingdom (with the exception of certain franchises operating under the name "Cash A Cheque") are operated under the name "Money Shop." The stores in the United Kingdom typically offer check cashing, short-term consumer loans and other ancillary products and services.

      Our U.K. business had revenues of $(USD)51.8 million for fiscal 2004 and $(USD)15.1 million for the three months ended September 30, 2004.

 We have 472 franchised locations in Canada and the United Kingdom. These franchised locations offer many of the same products and services offered by company-operated stores using the same associated trade names, trademarks and service marks within the standards and guidelines we have established. Total franchise revenues were $7.5 million for fiscal 2004 and $2.1 million for the three months ended September 30, 2004. We also use independent third-party businesses such as mail stores and insurance offices, which we refer to as document transmitters, to assist in the transmission of short-term consumer loan applications.

 Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income-tax-refund checks. During fiscal 2004, we cashed 8.4 million checks with a total face amount of $3.2 billion and an average face amount of $376 per check. Acting both as a servicer and as a direct lender, we originated 3.0 million short-term consumer loans with an average principal amount of $288 and a weighted average term of approximately 14.3 days. In addition, we acted as a direct lender originating 4,675 longer-term installment loans with an average principal amount of $845 and a weighted average term of approximately 365 days. We also strive to provide our customers with high-value ancillary services, including Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, reloadable VISA branded debit cards, photo ID and prepaid local and long-distance phone services.

Industry Overview

 We operate in a sector of the financial services industry that serves the basic need of lower- and middle-income working-class individuals to have convenient access to cash. This need is primarily evidenced by consumer demand for check cashing and short-term loans, and consumers who use these services are often underserved by banks and other financial institutions.

 Lower- and middle-income individuals represent the largest part of the population in each country in which we operate. Many of these individuals work in the service sector, which in the U.S. is one of the fastest growing segments of the workforce.

 However, many of these individuals, particularly in the United States, do not maintain regular banking relationships. They use services provided by our industry for a variety of reasons, including that they often:

    •
    do not have sufficient assets to meet minimum balance requirements or to achieve the benefits of savings with banks;

    •
    do not write enough checks to make a bank account beneficial;

    •
    need to access financial services outside of normal banking hours;

    •
    desire not to pay fees for banking services that they do not use;

    •
    require immediate access to cash from their paychecks;

    •
    may have a dislike or distrust of banks; and

    •
    do not have a neighborhood bank in close proximity to them.

 In addition to check cashing services, under-banked consumers also require short-term loans that provide cash for living and other expenses. They also may not be able to or want to obtain loans from banks as a result of:

    •
    their immediate need for cash;

    •
    irregular receipt of payments from their employers;

    •
    their desire for convenience and customer service; and

    •
    the unavailability of bank loans in small denominations for short terms.

 Despite the demand for basic financial services, access to banks has become more difficult over time for many consumers. Many banks have chosen to close their less profitable or lower-traffic locations. Typically, these closings have occurred in lower-income neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Many banks have also reduced or eliminated some services that under-banked consumers need.

 As a result of these trends, a significant number of retailers have begun to offer financial services to lower- and middle-income individuals. The providers of these services are fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary services.

 We believe that the under-banked consumer market will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population and an increase in the number of service-sector jobs as a percentage of the total workforce.

 The demographics of the typical customers for non-banking financial services vary slightly in each of the markets in which we operate, but the trends driving the industry are generally the same. In addition, the type of store and services that appeal to customers in each market vary based on cultural, social, geographic and other factors. Finally, the composition of providers of these services in each market results in part from the historical development and regulatory environment in that market.

Growth Opportunities

 We believe that significant opportunities for growth exist in our industry as a result of:

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    growth of the service-sector workforce;

    •
    failure of commercial banks and other traditional financial service providers to address adequately the needs of lower- and middle-income individuals; and

    •
    trends favoring larger operators in the industry.

 We believe that, as the lower- and middle-income population segment increases, and as trends within the retail banking industry make banking less accessible to these consumers, the industry in which we operate will see a significant increase in demand for their products and services. We also believe that the industry will continue to consolidate as a result of a number of factors, including:

    •
    economies of scale available to larger operators;

    •
    use of technology to serve customers better and to control large store networks;

    •
    inability of smaller operators to form the alliances necessary to deliver new products; and

    •
    increased licensing and regulatory burdens.

 This consolidation process should provide us, as operator of one of the largest store networks, with opportunities for continued growth.

Our Strengths

 We believe that the following competitive strengths position us well for continued growth:

•
Leading position in core markets.    We have a leading position in core markets, operating 320 stores in the United States, 203 stores in Canada and 127 stores in the United Kingdom as of September 30, 2004. We also have 120 franchised locations in Canada and 352 franchised locations in the United Kingdom as of September 30, 2004. Highlights of our competitive position in these core markets include the following:

  •
  Our domestic network is focused in rapidly growing markets in the western United States, where we believe we have held leading market positions for over 10 years.

    •
    We believe that we are the industry leader in Canada, and that we hold a dominant market share with a store in almost every city with a population of over 50,000. Based on a public opinion study of three major metropolitan markets in English speaking Canada, we have achieved brand awareness of 85%.

    •
    We are the largest check cashing company in the United Kingdom, comprising nearly 25% of the market measured by number of stores, although we believe that we account for 40% of all check cashing transactions performed at check cashing stores.

•
High-quality customer service.    We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers. We believe that our customers appreciate this convenience, as well as the flexible and extended operating hours that we typically offer, which are often more compatible with our customers' work schedules. We provide our customers with a clean, attractive and secure environment in which to transact their business. We believe that our friendly and courteous customer service at both the store level and through our centralized support centers is a competitive advantage.

•
Diversified product and geographic mix.    Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders and money transfers. We also provide high-value ancillary products and services, including electronic tax filing, bill payment, foreign currency exchange, reloadable VISA branded debit cards, photo ID and prepaid local and long-distance phone services. For fiscal 2004, the revenues contributed by our check cashing operations was 47.6%, our consumer lending operations was 39.8% and our other financial services was 12.6%. In addition to our product diversification, our business is diversified geographically. For fiscal 2004, our U.S. operations generated 44.5% of our total revenues, our Canadian operations generated 34.5% of our total revenues and our U.K. operations generated 21.0% of our total revenues. Our product and geographic mix provides a diverse stream of revenue growth opportunities.

•
Diversification and management of credit risk.    Our revenues are not only diversified geographically, but also are generated through a high volume of small dollar financial transactions, and therefore our exposure to loss from a single customer transaction is minimal. In addition, we actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within a targeted range. We have instituted control mechanisms that have been effective in managing risk. Such mechanisms, among others, includes the daily monitoring of initial return rates on our consumer loan portfolio. As a result, we believe that we are unlikely to sustain a material credit loss from a single transaction or series of transactions. Historically, we have experienced relatively low net write-offs as a percentage of the face amount of checks cashed. For fiscal 2004, in our check cashing business, net write-offs as a percentage of the face amount of checks cashed were 0.2%. For the same period, with respect to loans funded directly by us, net write-offs as a percentage of originations were 1.8%.

•
Management expertise.    We have a highly experienced and motivated management team at both the corporate and operational levels. Our senior management team has extensive experience in the financial services industry. Our Chairman and Chief Executive, Jeffrey Weiss, and our President Donald Gayhardt, have been with us since 1990 and have demonstrated the ability to grow our business through their operational leadership, strategic vision and experience in making selected acquisitions. Since 1990, Mr. Weiss and Mr. Gayhardt have assisted us in completing 32 acquisitions that added 419 company-operated stores. In addition, the management team is highly motivated to ensure continued

  business success, as they collectively will own approximately 7.9% of our common stock following the offering, assuming exercise in full of the underwriters' over-allotment option.

Our Strategy

 Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

•
Capitalizing on our enhanced network and system capabilities.    With our network of 1,122 stores, we are well positioned to capitalize on economies of scale. Our centralized core support functions, including collections, call center, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and purchasing power with our vendors. Our proprietary systems are used to further improve our customer relations and loan servicing activities, as well as to provide a highly efficient means to manage our internal as well as regulatory compliance efforts. We plan to continue to take advantage of these efficiencies to enhance network and store-level profitability.

•
Growing through disciplined network expansion.    We intend to continue to grow our store network through acquisition and the addition of new stores and franchisees, while adhering to a disciplined selection process. In order to optimize our expansion, we carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability, and growth potential. We seek to add locations that offer check cashing, consumer lending or a combination of both. In addition, we will continue to grow our direct-to-consumer lending services that enable us to access a broader customer base without the capital expense of adding company stores.

•
Maintaining our customer-driven retail philosophy.    We strive to maintain our customer- service-oriented approach and meet the basic financial service needs of our working, lower- and middle-income customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain markets, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our U.S. stores to measure customer service performance. We plan to continue to develop ways to improve our performance, including incentive programs to reward employees for exceptional customer service.

•
Introducing related products and services.    We offer our customers multiple financial products and services. We believe that our check cashing and consumer lending customers enjoy the convenience of other high value products and services offered by us. These products and services enable our customers to manage their personal finances more effectively. For example, in fiscal 2003, we introduced reloadable debit cards and customer loyalty programs in many of our stores. We also offered new tax-based products to our Canadian customers, providing qualified individuals with cash advances against anticipated tax refunds. In fiscal 2004, we introduced reloadable VISA branded debit-cards, and, in fiscal 2005, we introduced VISA branded gift cards. Our product development department continues to develop and test additional new products and services for our customers.

•
Expansion of our franchising strategy.    We intend to expand the reach of our business and our network through an extension of our existing franchising strategy. In Canada and the United Kingdom, we have developed our leading market positions in part through the use of a franchising strategy that allowed us to expand without incurring additional capital expenditures. As of September 30, 2004, we had 120 franchised locations in Canada and 352 franchised locations in the United Kingdom. We have recently completed development of our U.S. franchising strategy and are in the process of implementing it.

Customers

 Our core customer group generally lacks sufficient income to accumulate assets or to build savings. These customers rely on their current income to cover immediate living expenses and cannot afford to wait for checks to clear through the commercial banking system. We believe that many of our customers use our check cashing and short-term lending services in order to access cash immediately without having to maintain a minimum balance in a checking account and to borrow money to fund living expenses and other needs. We believe that consumers value our affordability and attention to customer service, and their choice of financial service provider is influenced by our convenient locations and extended operating hours.

 U.S. customers.    Based on our operating experience and information provided to us by our customers, we believe that our core domestic check cashing customer group is composed of individuals between the ages of 18 and 44. The majority of these individuals rent their homes, are employed and have annual household incomes of between $10,000 and $35,000, with a median income of $22,500. We believe that many of our customers are workers or independent contractors who receive payment on an irregular basis and generally in the form of a check. In addition, we believe that although approximately 49% of our U.S. customers do have bank accounts, these customers use check cashing stores because they find the locations and extended business hours more convenient than those of banks and because they value the ability to receive cash immediately, without waiting for a check to clear.

 Our operating experience and customer data also suggest that our short-term consumer loan customers are mainly individuals between the ages of 18 and 49. The majority of these individuals rent their homes and are employed in professional/managerial positions. A survey conducted by the Credit Research Center of Georgetown University found that 51.5% of short-term consumer loan customers reported household incomes between $25,000 and $50,000 with 25.4% greater than $50,000. The survey also found that these customers choose short-term consumer loans because of easy and fast approval and convenient location. Unlike many of our check cashing customers, short-term consumer loan customers have a bank account but experience temporary shortages in cash from time to time.

 Canadian customers.    Based on recent market research surveys, we believe that the demographics of our Canadian customers are somewhat different from those of our U.S. customers. Our typical Canadian check cashing customer is approximately 32 years old, employed in the trades/labor sector and earning $(USD)28,000 annually. Our typical Canadian short-term loan customer is 25 to 44 years old, employed in the services sector and earning $(USD)35,000 annually. Approximately 60% of our Canadian customers are male and 40% are female. In contrast to the United States, 66% of our Canadian check cashing customers have bank accounts. Our research shows that these customers continue to use our services because of our fast and courteous service, the stores' extended operating hours and convenient locations.

 U.K. customers.    Recent market research conducted on our behalf and our own customer data have shown that 89% of our U.K. customers have annual incomes below $(USD)30,000, and 58% are under the age of 35. According to market research, approximately 85% of our customer base is employed, with equal numbers of males and females. While 80% of our U.K. customers have bank accounts, they report a high level of dissatisfaction with their current bank relationship. Market research indicated customer service satisfaction levels for our U.K. customers above 95% compared with 50% to 65% satisfaction for the major banks. Staff friendliness and face-to-face contact are key drivers of customer satisfaction. The need for immediate cash is the number one reason for using our services.

Products and Services

 Customers typically use our stores to cash checks (payroll, government and personal), obtain short-term consumer loans and use one or more of the additional financial services available at most locations including Western Union money order and money transfer products, electronic tax filing, bill payment, reloadable VISA branded debit cards, foreign currency exchange, photo ID and prepaid local and long-distance phone services.

 Check cashing.    Customers may cash all types of checks at our check cashing locations, including payroll checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear. Before we distribute any cash, we verify both the customer's identification and the validity of the check (occasionally using multiple sources) as required by our standard verification procedures. Customers are charged a fee for this service (typically a small percentage of the face value of the check). The fee varies depending on the size and type of check cashed as well as the customer's check cashing history at our stores. For fiscal 2004, check cashing fees averaged approximately 3.70% of the face value of checks cashed.

 The following chart presents summaries of revenues from our check cashing operations, broken down by consolidated operations, U.S. operations, Canadian operations and U.K. operations for the periods indicated below:

	Year Ended June 30,					Three Months Ended September 30,
	2000	2001	2002	2003	2004	2003	2004
	(unaudited)
Consolidated operations:
Face amount of checks cashed	$2,743,765,000	$3,046,705,000	$2,969,455,000	$2,938,950,000	$3,169,350,000	$769,927,000	$816,249,000
Number of checks cashed	8,204,528	9,001,635	8,689,819	8,568,944	8,427,990	2,096,657	2,082,758
Average face amount per check	$334.42	$338.46	$341.72	$342.98	$376.05	$367.22	$391.91
Average fee per check	$11.87	$11.74	$12.06	$12.65	$13.93	$13.41	$14.58
Average fee as a percentage of face amount	3.55%	3.47%	3.53%	3.69%	3.70%	3.65%	3.72%
U.S. operations:
Face amount of checks cashed	$1,712,912,000	$1,728,504,000	$1,636,967,000	$1,384,958,000	$1,349,956,000	$326,450,000	$310,301,000
Number of checks cashed	4,654,747	4,485,393	4,317,534	3,855,664	3,621,174	922,617	841,848
Average face amount per check	$367.99	$385.36	$379.14	$359.20	$372.80	$353.83	$368.60
Average fee per check	$12.17	$12.19	$12.41	$12.75	$13.18	$12.32	$12.73
Average fee as a percentage of face amount	3.31%	3.16%	3.27%	3.55%	3.54%	3.48%	3.45%

Canadian operations:
Face amount of checks cashed	$735,920,000	$874,187,000	$896,586,000	$989,663,000	$1,144,380,000	$288,130,000	$310,141,000
Number of checks cashed	2,851,633	3,445,858	3,359,225	3,475,201	3,476,375	883,031	878,634
Average face amount per check	$258.07	$253.69	$266.90	$284.78	$329.19	$326.30	$352.98
Average fee per check	$8.63	$8.67	$9.03	$9.58	$11.07	$10.92	$11.84
Average fee as a percentage of face amount	3.34%	3.42%	3.38%	3.34%	3.36%	3.35%	3.35%
U.K. operations:
Face amount of checks cashed	$294,933,000	$444,014,000	$435,902,000	$564,329,000	$675,014,000	$155,347,000	$195,807,000
Number of checks cashed	698,148	1,070,384	950,767	1,238,079	1,330,441	291,009	362,276
Average face amount per check	$422.45	$414.82	$458.47	$455.81	$507.36	$533.82	$540.49
Average fee per check	$23.05	$19.76	$21.93	$20.99	$23.45	$24.45	$25.51
Average fee as a percentage of face amount	5.46%	4.76%	4.78%	4.60%	4.62%	4.58%	4.72%

 From fiscal 2001 through September 30, 2004, the number of stores in our network has increased, while the number of checks cashed has decreased. The primary reasons for this are an increased focus on our consumer loan products and an overall increase in the U.S. unemployment rate, both of which have resulted in a reduction in the overall number of checks cashed. We also increased our focus on cashing payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than government and personal checks.

 If a check cashed by us is not paid for any reason, we record the full face value of the check as a loss in the period when the check was returned unpaid. We then send the check to our internal collections department, or occasionally directly to the store, for collection. Our employees contact the maker and/or payee of each returned check. In certain circumstances, we will take appropriate legal action. Recoveries on returned items are credited in the period when the recovery is received. During fiscal 2004, we collected 73.6% of the face value of returned checks.

 The following chart presents summaries of our returned check experience, broken down by consolidated operations, U.S. operations, Canadian operations and U.K. operations for the periods indicated below:

	Year Ended June 30,					Three Months Ended September 30,
	2000	2001	2002	2003	2004	2003	2004
	(unaudited)
Consolidated operations:
Face amount of returned checks	$22,870,000	$27,938,000	$27,874,000	$26,164,000	$29,061,000	$7,635,000	$7,601,000
Collections on returned checks	17,100,000	19,752,000	20,812,000	19,426,000	21,399,000	5,496,145	5,374,000
Net write-offs of returned checks	5,770,000	8,186,000	7,062,000	6,738,000	7,662,000	2,139,000	2,226,000
Collections as a percentage of returned checks	74.7%	70.7%	74.7%	74.2%	73.6%	72.0%	70.7%
Net write-offs as a percentage of check cashing revenues	5.9%	7.7%	6.7%	6.2%	6.5%	7.6%	7.3%
Net write-offs as a percentage of face amount of checks cashed	0.21%	0.27%	0.24%	0.22%	0.24%	0.28%	0.27%
U.S. operations:
Face amount of returned checks	$12,023,000	$14,519,000	$15,411,000	$12,046,000	$13,761,000	$3,517,000	$3,384,000
Collections on returned checks	7,811,000	8,872,000	10,560,000	8,335,000	10,285,000	2,604,000	2,351,000
Net write-offs of returned checks	4,212,000	5,647,000	4,851,000	3,711,000	3,476,000	913,191	1,033,000
Collections as a percentage of returned checks	65.0%	61.1%	68.5%	69.2%	74.7%	74.0%	69.5%
Net write-offs as a percentage of check cashing revenues	7.4%	10.3%	9.1%	7.6%	7.3%	8.0%	9.6%
Net write-offs as a percentage of face amount of checks cashed	0.25%	0.33%	0.30%	0.25%	0.26%	0.28%	0.33%
Canadian operations:
Face amount of returned checks	$6,164,000	$7,356,000	$6,952,000	$8,116,000	$8,797,000	$2,732,000	$2,313,000
Collections on returned checks	5,756,000	6,521,000	6,452,000	7,246,000	7,320,000	2,105,000	1,920,000
Net write-offs of returned checks	408,000	835,000	500,000	870,000	1,477,000	627,000	393,000
Collections as a percentage of returned checks	93.4%	88.6%	92.8%	89.3%	83.2%	77.1%	83.0%
Net write-offs as a percentage of check cashing revenues	1.7%	2.8%	1.6%	2.6%	3.8%	6.5%	3.8%
Net write-offs as a percentage of face amount of checks cashed	0.06%	0.10%	0.06%	0.09%	0.13%	0.22%	0.13%

U.K. operations:
Face amount of returned checks	$4,683,000	$6,063,000	$5,511,000	$6,002,000	$6,503,000	$1,386,000	$1,904,000
Collections on returned checks	3,533,000	4,359,000	3,800,000	3,845,000	3,795,000	787,066	1,104,024
Net write-offs of returned checks	1,150,000	1,704,000	1,711,000	2,157,000	2,708,000	599,000	800,000
Collections as a percentage of returned checks	75.4%	71.9%	69.0%	64.1%	58.4%	56.8%	58.0%
Net write-offs as a percentage of check cashing revenues	7.1%	8.1%	8.2%	8.3%	8.7%	8.4%	8.7%
Net write-offs as a percentage of face amount of checks cashed	0.39%	0.38%	0.39%	0.38%	0.40%	0.39%	0.41%

 Consumer lending.    We originate short-term loans on behalf of two domestic banks and for our own account.

 For the short-term consumer loans we originate, at the time the funds are advanced to the borrower, the borrower signs a note and provides the lender with a post-dated check or a written authorization to initiate an automated clearinghouse charge to the borrower's checking account for the loan principal plus a finance charge; on the due date of the loan (which is generally set at a date on or near the borrower's next payday), the check or automated clearinghouse debit is presented for payment.

 Since June 13, 2002, we have acted as a servicer for County Bank of Rehoboth Beach, Delaware and since October 18, 2002, for First Bank of Delaware. On behalf of these banks, we market unsecured short-term loans to customers with established bank accounts and verifiable sources of income. Loans are made for amounts up to $700, with terms of 7 to 23 days. Under these programs, we earn servicing fees, which may be reduced if the related loans are not collected. We maintain a reserve for estimated reductions. In addition, we maintain a reserve for anticipated losses for loans we make directly. In order to estimate the appropriate level of these reserves, we consider the amount of outstanding loans owed to us, as well as loans owed to banks and serviced by us, the historical loans charged-off, current collection patterns and current economic trends. As these conditions change, additional allowances might be required in future periods. During fiscal 2004, County Bank originated or extended approximately $136.2 million of loans through our locations and document transmitters. First Bank originated or extended approximately $249.1 million of loans through us during this period. County Bank originated or extended approximately $277.9 million of loans through us during fiscal 2003 and First Bank originated or extended approximately $92.5 million of loans through us for the same period.

 We also originate unsecured short-term loans to customers on our own account in Canada, the United Kingdom and certain U.S. markets. We bear the entire risk of loss related to these loans. In the United States, these loans are made for amounts up to $500, with terms of 7 to 37 days. In Canada, loans are issued to qualified borrowers based on a percentage of the borrowers' income with terms of 1 to 35 days. We issue loans in the United Kingdom for up to £600, with a term of 28 days. We originated or extended approximately $491.4 million of the short-term consumer loans through our locations and document transmitters during fiscal 2004 and approximately $428.7 million through our locations and document transmitters during 2003. In addition, beginning in fiscal 2003 we acted as a direct lender originating 1,402 longer-term installment loans with an average principal amount of $793 and a weighted average term of approximately 365 days. In fiscal 2004, we originated 4,675 longer-term installment loans with an average principal of amount $845 and a weighted average term of approximately 365 days. We originated or extended installment loans through our locations in the United Kingdom of approximately $1.1 million in fiscal 2003 and $3.9 million in fiscal 2004 and introduced this product in certain U.S. and Canadian markets late in fiscal 2004.

 We had approximately $34.0 million of consumer loans on our balance sheet at September 30, 2004 and approximately $24.7 million at September 30, 2003. These amounts are reflected in total loans receivable. The increase of $9.3 million at September 30, 2004 compared to September 30, 2003 is attributable to increases in originations in all three of our divisions as shown in the table that follows. Loans receivable, net at September 30, 2004 are reported net of a reserve of $2.4 million related to consumer lending. Loans receivable at September 30, 2003 are reported net of a reserve of $1.3 million related to consumer lending.

 The following table presents a summary of our consumer lending originations, which includes loan extensions, and revenues for the following periods:

	Year Ended June 30,			Three Months Ended September 30,
	2002	2003	2004	2003	2004
	(in thousands)
	(unaudited)
U.S. company funded consumer loan originations(1)	$19,723	$81,085	$65,868	$14,268	$18,562
Canadian company funded consumer loan originations(2)	188,632	248,149	309,016	75,574	107,141
U.K. company funded consumer loan originations(2)	76,344	99,499	116,532	26,439	42,698

Total company funded consumer loan originations	$284,699	$428,733	$491,416	$116,281	$168,401

Servicing revenues, net	$44,765	$41,175	$47,144	$11,413	$12,150
U.S. company funded consumer loan revenues	3,545	14,137	9,873	2,156	2,776
Canadian company funded consumer loan revenues	16,280	22,492	31,479	6,762	11,497
U.K. company funded consumer loan revenues	11,589	14,748	19,404	4,232	6,036
Provision for loan losses on company funded loans	(5,554)	(9,967)	(9,928)	(2,796)	(4,670)

Total consumer lending revenues, net	$70,625	$82,585	$97,972	$21,767	$27,789

Gross charge-offs of company funded consumer loans	$23,684	$42,497	$45,074	$10,790	$16,078
Recoveries of company funded consumer loans	18,130	32,105	36,102	8,314	11,468

Net charge-offs on company funded consumer loans	$5,554	$10,392	$8,972	$2,476	$4,610

Gross charge-offs of company funded consumer loans as a percentage of total company funded consumer loan originations	8.4%	9.9%	9.2%	9.3%	9.5%
Recoveries of company funded consumer loans as a percentage of total company funded consumer loan originations	6.4%	7.5%	7.4%	7.2%	6.8%
Net charge-offs on company funded consumer loans as a percentage of total company funded consumer loan originations	2.0%	2.4%	1.8%	2.1%	2.7%

(1)
Our company-operated stores in the United States originate company funded and bank funded short-term consumer loans. Document transmitter locations in the United States originate only bank funded loans.
(2)
All consumer loans originated in Canada and the United Kingdom are company funded.

 Following are the number of company-operated U.S. stores at each period end that originate company funded and bank funded loans.

	Year Ended June 30,			Three Months Ended September 30,
	2002	2003	2004	2003	2004
U.S. stores originating company funded loans	164	33	43	43	43
U.S. stores originating bank funded loans	178	286	275	275	276

Total U.S. stores originating short-term consumer loans	342	319	318	318	319

 The increase in total company funded originations of $59.9 million in fiscal 2004 over fiscal 2003, as well as in prior periods, was driven primarily by increases in originations in Canada and the United Kingdom newly opened stores. Eagle National Bank discontinued the business of offering short-term consumer loans through our stores pursuant to a December 18, 2001 consent order entered into with the U.S. Comptroller of the Currency. Under the program with Eagle National Bank, we earned marketing and servicing fees. Eagle originated or extended approximately $402.7 million of loans through us during fiscal 2002.

Other Services and Products

 In addition to check cashing and short-term loans, our customers may choose from a variety of products and services when conducting business at our locations. These services include Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, VISA branded reloadable debit-cards and gift cards, photo ID and prepaid local and long-distance phone services. A survey of our customers by an independent third party revealed that over 50% of customers use other services in addition to check cashing. We offer our customers multiple financial products and services. We believe that our check cashing and consumer lending customers enjoy the convenience of other high-value products and services offered by us.

 Among our most significant products and services other than check cashing and short-term loans are the following:

  •
  Money transfers.    Through a strategic alliance with Western Union, customers can transfer funds to any location providing Western Union money transfer services. Western Union currently has 170,000 agents in more than 190 countries throughout the world. We receive a percentage of the commission charged by Western Union for the transfer. For fiscal 2004, we generated total money transfer revenues of $13.1 million, primarily at our check cashing stores.

  •
  Money orders.    Our stores issue money orders for a minimal fee. Customers who do not have checking accounts typically use money orders to pay rent and utility bills. During fiscal 2004, money order transactions had an average face amount of $160.10 and an average fee of $1.05. For fiscal 2004, our customers purchased 2.3 million money orders, generating total money order revenues of $2.4 million.

Store Operations

 Locations.    The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

	June 30,
						September 30, 2004
	2000	2001	2002	2003	2004
Markets
California
Southern	44	47	47	47	47	47
Northern	92	95	93	91	90	90
Arizona
Phoenix	34	40	45	43	43	43
Tucson	7	13	16	16	16	16
Ohio
Cleveland	21	19	19	18	18	16
Other Ohio cites(1)	7	5	4	4	4	6
Pennsylvania
Philadelphia	11	8	8	6	6	6
Pittsburgh	10	11	11	11	11	11
Other United States
Washington	17	21	18	18	18	18
Virginia	15	16	16	16	16	16
Oklahoma	8	13	13	10	10	10
Nevada	1	11	11	8	8	8
Colorado	6	14	15	7	7	7
Oregon	2	5	5	5	5	5
Louisiana	3	4	4	4	4	4
Texas	3	3	4	4	4	4
Utah	7	5	5	4	4	4
New Mexico	4	3	3	3	3	4
Hawaii	3	3	3	3	3	3
D.C.	4	11	10	2	1	1
Wisconsin	1	1	1	1	1	1
Canada
Company operated	139	157	167	181	194	203
Franchised locations	81	86	87	109	117	120
United Kingdom
Company operated	107	126	123	122	125	127
Franchised locations	264	261	290	351	355	352

Total Stores	891	978	1,018	1,084	1,110	1,122

(1)
These other cities include Akron, Canton, Youngstown and Cincinnati.

 All of our company-operated stores are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm systems, computers, time-delayed safes and other office equipment. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers.

 Since fiscal 2001, the number of stores operated by us in the United States has declined from 348 to 320. From fiscal 2001 through fiscal 2004, we did not renew store leases, which were scheduled to expire on some of our older locations, in various markets because we determined that our operating margins in these locations were not satisfactory. Beginning in fiscal 2005, we expect the number of stores in the United States to expand significantly for the foreseeable future, as we shift to a more balanced global development strategy in all three of our geographical markets.

 Acquisitions.    Since 1990, we have grown our store network domestically and internationally in part through acquisitions. We have successfully targeted, executed and closed 32 acquisitions that added 419 company-owned stores.

 In November 1996, we completed our first acquisition of Canadian stores, adding 36 company-operated locations and 107 franchised locations. We now operate 203 stores in Canada and have 120 franchised locations. During fiscal 1998, we opened our first Loan Mart stores in the United States, offering only short-term consumer loans. We have continued to build new Loan Mart stores in a number of markets in the United States and today operate 88 of these stores. In February 1999, we completed our first acquisition of stores in the United Kingdom when we purchased 11 stores. Since entering the U.K. market, we have completed six additional acquisitions of chains which added 75 company-operated stores and 265 franchised locations, built 41 new company- operated stores and added 90 new franchised locations. We now operate a total of 127 stores in the United Kingdom and have 352 franchised locations.

 We are actively seeking targeted acquisitions and anticipate adding acquired stores in all three of our geographical markets in the future.

 Facilities and hours of operation.    As part of our retail and customer-driven strategy, we believe we present a clean and attractive environment and an appealing format for our stores based on periodic, anonymous, independent third-party evaluations. Size varies by location, but the stores are generally 1,000 to 1,400 square feet, with approximately half of that space allocated to the teller and back office areas.

 Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. A typical store operates from 9:00 A.M. to 9:00 P.M. during weekdays and on Saturdays, and from 10:00 A.M. to 5:00 P.M. on Sundays. In certain locations, we operate stores 24 hours, seven days per week.

 Operational structure.    Our senior management is located at our corporate headquarters in Berwyn, Pennsylvania and is responsible for our overall global direction. We also maintain corporate offices in Victoria, British Columbia and Nottingham, England. Management of our North American store operations is located in our Victoria office while the Nottingham office provides support for our U.K. store operations. This support includes centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing. Our corporate staff includes personnel dedicated to compliance functions, including internal audit, risk management, and privacy, as well as business development, finance, investor relations, credit and general counsel functions. We believe that our ongoing investment in and company-wide focus on our compliance practices provides us with a competitive advantage relative to most other companies in our industry.

 Additionally, in each country in which we operate, we have a store management organization that is responsible for the day to day operations of our stores. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a market manager who supervises approximately five district managers. The market managers report to the head of operations in their respective divisional corporate office.

 In addition, in fiscal 2001 we opened a centralized facility to support our domestic consumer lending business. This call-center facility, located in Salt Lake City, Utah, currently employs 141 full-time staff. Operating from 8:00 A.M. to midnight, eastern time (including weekends), our staff performs inbound and outbound customer service for current and prospective consumer loan customers as well as collection and loan-servicing functions for all past-due domestic consumer loans. Our management at this facility includes experienced call-center operations, customer service, information technology and collections personnel. We believe that this centralized facility has helped us to improve our loan servicing significantly and has led to reduced credit losses on loans originated by us in the United States, and significantly enhances our ability to manage the compliance responsibilities related to our domestic consumer lending operations.

 Technology.    We currently have an enterprise-wide transaction processing computer network. We believe that this system has improved customer service by reducing transaction time and has allowed us to manage returned-check losses and loan collection efforts better and to comply with regulatory record keeping and reporting requirements.

 We continue to enhance our point-of-sale transaction processing system composed of a networked hardware and software package with integrated database and reporting capabilities. The point-of-sale system provides our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit verification process. Also, we have deployed an enhanced centralized loan management and collections system that provides improved customer service processing and management of loan transactions. The loan-management system and collections system uses integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing fax server document-processing technology, which has the effect of reducing both processing and loan closing times. The point-of-sale system, together with the enhanced loan-management and collections systems, has improved our ability to offer new products and services and our customer service.

 Security.    The principal security risks to our operations are robbery and employee theft. We have extensive security systems, dedicated security personnel, and management information systems to address both areas of potential loss. We believe that our systems are among the most effective in the industry. Net security losses represented less than 0.6% of total revenues for fiscal 2004, a decline from net security losses of 0.8% of total revenues for fiscal 2003.

 To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, and the back office, safe and computer areas are locked and closed to customers. Each store's security measures include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls and ceilings and the tracking of all employee movement in and out of secured areas. Employees use cellular phones to ensure safety and security whenever they are outside the secure teller area. Additional security measures include identical alarm systems in all stores, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes.

 Since we handle high volumes of cash and negotiable instruments at our locations, daily monitoring, unannounced audits and immediate responses to irregularities are critical in combating defalcations. We have an internal auditing department that, among other things, performs periodic unannounced store audits and cash counts at randomly selected locations.

Advertising and Marketing

 We frequently survey and research customer trends and purchasing patterns in order to place the most effective advertising for each market. Our marketing promotions typically include in-store merchandising materials, advertising support and instruction of store personnel in the use of the materials. Drawing on statistical data from our transaction database, we use sophisticated direct marketing strategies to communicate with existing customers and prospects with demographic characteristics similar to those of existing customers. National television advertising promotes our brand in Canada and our franchisees contribute to fund this advertising. We also arrange cooperative advertising for our products and services with strategic partners such as Western Union and VISA. We provide our store managers with local marketing training that sets standards for promotions and marketing programs for their stores. Local marketing includes attendance and sponsorship of community events. A national classified telephone directory company is used to place all Yellow Pages advertising as effectively and prominently as possible. We research directory selection to assure effective communication with our target customers.

Competition

 Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom. The industry in which we operate in the United States is highly fragmented. An independent industry report estimated the number of check cashing outlets at 13,000 in March 2002, an increase from the approximately 2,200 national listings in 1986, according to a similar industry survey. We believe we operate one of only seven U.S. check cashing store networks that have more than 100 locations, the remaining competitors being local chains and single-unit operators. According to an industry survey, the seven largest check cashing chains in the United States control fewer than 22% of the total number of U.S. stores, reflecting the industry's fragmented nature. An independent report estimated the number of stores offering short-term consumer loans as their principal business at approximately 15,000 as of December 2002.

 In Canada, we believe that we are the industry leader and that we hold a dominant market share and exceptional brand awareness. In a recent public opinion study of three major metropolitan markets in English-speaking Canada, we found that we have achieved brand awareness of 85%. We estimate that the number of outlets offering check cashing and/or short-term consumer loans is 1,100. We believe there is only one other network of stores with over 100 locations and only three chains with over 50 locations. While we believe that we enjoy almost 30% market share by outlet in Canada, our research estimates our market share by volume of business to be closer to 50%.

 Based on information from the British Cheque Cashers Association, we believe that we have a U.K. market share of approximately 25% measured by number of stores. In addition, we believe that our 482 company-operated and franchised stores account for 40% of the total check cashing transactions performed at check cashing stores in the United Kingdom. In the consumer lending market, recent research indicates that the market for small, short-term loans is served by approximately 1,500 store locations, which include check cashers, pawn brokers and home-collected credit companies.

 In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities, as well as with retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to a limited number of customers with superior credit ratings and will typically only cash "first party" checks or those written on the customer's account and made payable to the store.

 We also compete with companies that offer automated check cashing machines, and with franchised kiosk units that provide check-cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls.

 We believe that convenience, hours of operations and other aspects of customer service are the principal factors influencing customers' selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.

Regulation

 We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock.

 Regulation of check cashing fees.    To date, regulation of check cashing fees has occurred on the state level. We are currently subject to fee regulation in seven states, Arizona, California, Hawaii, Louisiana, Maryland, Ohio and Pennsylvania, and the District of Columbia, where regulations set maximum fees for cashing various types of checks. Our fees comply with all state regulations.

 Some states, including California, Ohio, Pennsylvania, Utah and Washington, and the District of Columbia, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states, including Ohio, also have imposed recordkeeping requirements, while others require check cashing stores to file fee schedules with the state.

 In Canada, the federal government does not directly regulate our industry, nor do provincial governments generally impose any regulations specific to the industry. The exception is in the Province of Québec, where check cashing stores are not permitted to charge a fee to cash government checks.

 In the United Kingdom, as a result of the Cheques Act of 1992, banks are now liable to refund checks cleared by the bank that involved fraud or dishonesty. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for all individuals and businesses wishing to operate a check clearing facility such as ours. Additionally, in 2001 the Money Laundering Act of 1993 was enhanced, requiring check cashing, money transfer and bureau de change providers to be licensed. We currently comply with these more stringent rules and regulations.

 Regulation of consumer lending.    In the majority of states where we engage in consumer lending, we act as a servicer for County Bank or First Bank; both are federally insured financial institutions chartered under the laws of the state of Delaware. We provide County Bank and First Bank with marketing, servicing and collections services for their unsecured short-term loan products that are offered under our brand name Cash 'Til Payday.

 County Bank and First Bank are subject to federal and state banking regulations. Legislation has been introduced in the past at both the state and federal levels that could affect our ability to generate origination fees as a servicer for a bank, as well as our ability to offer consumer loans directly to consumers. While we do not believe that any federal legislation will be passed, if any legislation were to be enacted, we would not be able to market short-term loans as currently structured. The FDIC, which is the primary federal regulator of County Bank and First Bank, may under certain circumstances increase the capital requirement for banks involved in this business to as much as 100%. These capital requirements could make it substantially more expensive for such banks to engage in consumer lending.

 In the United States, we have determined, primarily for regulatory reasons, that we should make consumer loans directly to consumers in seven states where advantageous enabling legislation exists: California, Colorado, Louisiana, Oklahoma, Oregon, Virginia and Wisconsin. We do not plan to open any company-operated stores to engage in the consumer lending business in 13 other states where legislation is unfavorable or the service is not likely to be profitable. We currently can participate in the consumer lending business in all states where we have a sizeable presence, although there is no guarantee that this situation will continue. We recently ceased offering short-term consumer loans in Georgia in response to a law passed by the state legislature prohibiting these loans. Our short-term consumer lending business in Georgia was immaterial financially, generating revenues of $755,000 in fiscal 2004 and $500,000 in fiscal 2003, and we had no company-operated stores in that state. We are not currently aware of similar legislation that would require us to exit markets where we generate significant revenues.

 Our Canadian consumer lending activities are subject to provincial licensing in Saskatchewan, Nova Scotia and Newfoundland but are subject only to limited substantive regulation. A federal usury ceiling applies to loans we make to Canadian consumers. Such borrowers contract to repay us in cash; if they repay by check, we also collect, in addition to the maximum permissible finance charge, our customary check-cashing fees.

 In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974 and related rules and regulations. As required by the act, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition policy and consumer protection. The act also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. To comply with these rules, we use model credit agreements provided by the British Cheque Cashers Association.

 Our consumer lending activities are also subject to certain other state, federal and foreign regulations, including, but not limited to, regulations governing lending practices and terms, such as truth in lending and usury laws, and rules regarding advertising content.

 Currency reporting regulation.    Regulations promulgated by the United States Department of the Treasury under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, or the purchase of monetary instruments for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

 Also, money services businesses are required by the Money Laundering Act of 1994 to register with the United States Department of the Treasury. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The USA PATRIOT Act includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the USA PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the USA PATRIOT Act.

 Privacy regulation.    We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We have systems in place intended to safeguard such information as required.

 Other regulation.    We operate a total of 137 stores in California. This state has enacted a so-called "prompt remittance" statute. This statute specifies a maximum time for the payment of proceeds from the sale of money orders to the issuer of the money orders. In this way, the statute limits the number of days, known as the "float," that we have use of the money from the sale of the money order.

 In addition to fee regulations, licensing requirements and prompt remittance statutes, certain jurisdictions have also placed limitations on the commingling of money order proceeds and established minimum bonding or capital requirements.

Proprietary Rights

 We hold the rights to a variety of service marks relating to products or services we provide in our stores. In addition, we maintain service marks relating to the various names under which our stores operate.

Insurance Coverage

 We maintain insurance coverage against losses, including theft, to protect our earnings and properties. We also maintain insurance coverage against criminal acts with a deductible of $50,000 per occurrence.

Employees

 On September 30, 2004, we employed 3,509 persons worldwide, consisting of 301 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments and 3,208 persons in our stores, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel.

 None of our employees is represented by a labor union, and we believe that our relations with our employees are good.

Legal Proceedings

 On October 21, 2003, a former customer, Kenneth D. Mortillaro, commenced an action against our Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia and Québec) who, Mortillaro claims, were subjected to usurious charges in payday-loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury and seeks restitution and damages in an unspecified amount, including punitive damages. On November 6, 2003, we learned of substantially similar claims asserted on behalf of a purported class of Alberta borrowers by Gareth Young, a former customer of our Canadian subsidiary. The Young action is pending in the Court of Queens Bench of Alberta and seeks an unspecified amount of damages and other relief. On December 23, 2003, we were served with the statement of claim in an action brought in the Ontario Superior Court of Justice by another former customer, Margaret Smith. The allegations and putative class in the Smith action are substantially the same as those in the Mortillaro action. Like the plaintiff in the MacKinnon action referred to below, Mortillaro, Smith and Young have agreed to arbitrate all disputes with us. On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against our Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, MacKinnon claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On February 3, 2004, our motion to stay the action and to compel arbitration of MacKinnon's claims, as required by his agreement with us, was denied; we appealed this ruling. On September 24, 2004, the Court of Appeal for British Columbia reversed the lower court's ruling and remanded the matter to the lower court for further proceedings consistent with the appellate decision. We believe we have meritorious defenses to each of these actions and intend to defend them vigorously. Similar class actions have been threatened against us in other provinces of Canada, but we have not been served with the statements of claim in any such actions to date. We believe that any possible claims in these actions, if they are served, will likely be substantially similar to those of the Ontario actions referred to above.

 We are a defendant in four putative class-action lawsuits, all of which were commenced by the same plaintiffs' law firm, alleging violations of California's wage-and-hour laws. The named plaintiffs in these suits, which are pending in the Superior Court of the State of California, are our former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that we misclassified California store (Woods) and regional (Castillo) managers as "exempt" from a state law requiring the payment of overtime compensation, that we failed to provide employees with meal and rest breaks required under a new state law (Chin) and that we computed bonuses payable to our store managers using an impermissible profit-sharing formula (Williams). In January 2003, without admitting liability, we sought to settle the Woods case, which we believe to be the most significant of these suits, by offering each individual putative class member an amount intended in good faith to settle his or her claim. These settlement offers have been accepted by 92% of the members of the putative class. We recorded a charge of $2.8 million related to this matter during fiscal 2003. Woods' counsel is presently disputing through arbitration the validity of the settlements accepted by the individual putative class members. We believe we have meritorious defenses to the challenge and to the claims of the non-settling putative Woods class members and plan to defend them vigorously. We believe we have adequately provided for the costs associated with this matter. We are vigorously defending the Castillo, Chin and Williams lawsuits and believe we have meritorious defenses to the claims asserted in those matters.

 In addition to the litigation discussed above, we are involved in routine litigation and administrative proceedings arising in the ordinary course of business.

 We do not believe that the outcome of any of the matters referred to in the preceding paragraphs will materially affect our financial condition, results of operations or cash flows in future periods.

MANAGEMENT

Directors and Officers

 Our directors and officers, as well as our nominees for our Board of Directors pending the consummation of this offering, and their respective ages and positions are set forth below:

Name	Age	Position
Jeffrey Weiss	61	Chairman of the Board of Directors and Chief Executive Officer
Donald Gayhardt	40	President and Director
Randy Underwood	54	Executive Vice President and Chief Financial Officer
Sydney Franchuk	52	Senior Vice President and President—North American Operations
Cameron Hetherington	40	Senior Vice President—International Operations
Peter Sokolowski	44	Vice President, Chief Credit Officer
Cyril Means	38	Vice President, General Counsel
Melissa Soper	38	Vice President, Human Resources
William Athas	43	Vice President, Finance
Michael Koester	32	Director
Muneer Satter	44	Director
Jonathan Seiffer	33	Director
Jonathan Sokoloff	47	Director
Michael Solomon	30	Director
David Jessick	51	Director Nominee
David Golub	42	Director Nominee

 Jeffrey Weiss has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc. acquired us in May 1990. Until June 1992, Mr. Weiss was also a Managing Director at Bear Stearns with primary responsibility for the firm's investments in small to mid-sized companies, in addition to serving as Chairman and Chief Executive Officer for several of these companies. Mr. Weiss is the author of several popular financial guides.

 Donald Gayhardt has served as our President since December 1998. Mr. Gayhardt also served as our Chief Financial Officer from April 2001 to June 2004. He served as our Executive Vice President and Chief Financial Officer from 1993 to 1997. In addition, he joined our board as a director in 1990. Prior to joining us, Mr. Gayhardt was employed by Bear Stearns from 1988 to 1993, most recently as an Associate Director in the Principal Activities Group, where he had oversight responsibility for the financial and accounting functions at a number of manufacturing, distribution and retailing firms, including our company. Prior to joining Bear Stearns, Mr. Gayhardt held positions in the mergers and acquisitions advisory and accounting fields.

 Randy Underwood joined us as our Executive Vice President and Chief Financial Officer in June 2004. Previously, Mr. Underwood served for three years as Senior Vice President, Global Finance and Administration and Chief Financial Officer for The Coleman Company, Inc. Prior to his tenure at The Coleman Company, Mr. Underwood held senior executive positions with Strategic Development Partners, Inc. from 1999 through 2000 and Thorn Americas, Inc., the parent company of Rent-A-Center, Inc. from 1988 through 1998. Earlier in his career, he practiced as a Certified Public Accountant with the firm of Peat, Marwick, Mitchell and Co.

 Sydney Franchuk, our Senior Vice President and President—North American Operations, has served as President of our Canadian operations since November 1997. Previously, Mr. Franchuk held the position of Vice President of Finance and Administration for National Money Mart Co. and Check Mart, an affiliated company in the United States. Prior to joining us in 1985, Mr. Franchuk was a public accountant with Woods & Company and Ernst & Young LLP Chartered Accountants and is a Certified Management Accountant.

 Cameron Hetherington became our Senior Vice President—International Operations in September 2004. He served as our Senior Vice President and President—U.K. Operations, as well as Managing Director of Dollar Financial U.K. Limited from March 1999 to September 2004. From July 1993 to September 1998, Mr. Hetherington was employed at our Canadian operations in a variety of senior management positions, including National Operations Manager. From June 1983 to November 1992, Mr. Hetherington served as a commissioned officer within the Australian Defence Force in a variety of operational, training and administrative roles both domestically and overseas.

 Peter Sokolowski has served as our Vice President, Chief Credit Officer since October 2002 and has overall responsibility for the oversight of underwriting, analysis and performance monitoring for our credit products. He also served as our Vice President—Finance from 1991 to 2002. Prior to joining us, Mr. Sokolowski worked in various financial positions in the commercial banking industry.

 Cyril Means has served as our Vice President, General Counsel since May 1999. Prior to joining us, Mr. Means served as Vice President and Corporate Counsel to The Aegis Consumer Funding Group, Inc. from 1995 to 1997, and as Executive Vice President and General Counsel of Aegis from 1997 to 1999, where he was primarily responsible for the company's securitization facility and credit lines. Prior to joining Aegis, Mr. Means held in-house legal positions in the insurance, commercial real estate and entertainment fields.

 Melissa Soper has served as our Vice President, Human Resources since October 1996 and has overall responsibility for our human resources compliance to state and federal labor laws. Prior to joining us, Ms. Soper served as a Director of Human Resources for a national hotel chain.

 William Athas, our Vice President, Finance, had formerly served as our Director of Finance since January 2000, and has since had overall responsibility for accounting and consolidations. Prior to joining us, he was the divisional controller of Timet, a titanium metals company, from December 1998 to January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from August 1987 to December 1998, where he became the assistant corporate controller in 1997. He attained his CPA certification in 1989.

 Michael Koester has served as a director since November 2003. He has been a vice president of Goldman Sachs & Co.'s Principal Investment Area since December 2002. From August 1999 to December 2002, he was an associate of Goldman Sachs. He is also a director of Intercontinental Art, Inc. and Kranson Holding Company. Upon completion of this offering, one or both of Messrs. Koester and Satter may resign from the Board.

 Muneer Satter has served as a director since December 1998. He is a Managing Director in Goldman Sachs' Principal Investment Area in New York. Prior to this assignment, he was head of Goldman Sachs' Principal Investment Area in Europe and was based in London. He joined the firm in 1988 and became a managing director in 1996. He also serves on the boards of directors of Atkins Nutritional, Inc. and Grupo Clarin S.A. Upon completion of this offering, one or both of Messrs. Koester and Satter may resign from the Board.

 Jonathan Seiffer has served as a director since October 2001 and will join the audit committee of the board upon consummation of this offering. He has been a partner of Leonard Green & Partners, L.P. since January 1999 and joined Leonard Green & Partners, L.P. as an associate in October 1994. Prior to his arrival at Leonard Green & Partners, Mr. Seiffer was a member of the corporate finance department of Donaldson, Lufkin & Jenrette Securities Corporation. He is also a director of Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc. and several private companies.

 Jonathan Sokoloff has served as a director since December 1998. Mr. Sokoloff has been an executive officer of Leonard Green & Partners, L.P. since its formation in 1994. Since 1990, Mr. Sokoloff has been a partner in a private equity firm affiliated with Leonard Green & Partners, L.P. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of The Sports Authority, Rite Aid Corporation, Diamond Triumph Auto Glass, Inc. and several private companies.

 Michael Solomon has served as a director since October 2002. He has been a vice president of Leonard Green & Partners, L.P. since April 2002 and joined Leonard Green & Partners, L.P. as an associate in May 2000. From June 1996 to May 2000, Mr. Solomon was an associate with the Financial Sponsors Group of Deutsche Banc Alex Brown.

 David Jessick will join the board as a director and chairman of the audit committee of the board upon the consummation of this offering. Mr. Jessick is a consultant to Rite Aid Corporation where he served as a senior executive vice president and Chief Administrative Officer from December 1999 to June 2002. Mr. Jessick was previously the Chief Financial Officer for Fred Meyer, Inc. and Thrifty Payless Holdings, Inc. Mr. Jessick is also a current director of WKI Holding Company, Inc. and Pinnacle Foods Group, Inc.

 David Golub will join the board as a director and member of the audit committee of the board upon consummation of this offering. Since April 2004, he has served as Vice Chairman of Golub Capital, a provider of debt and equity to middle market companies. From 1995 through 2003, Mr. Golub was Managing Director of Centre Partners Management LLC. Mr. Golub is director of several private companies.

Audit Committee Financial Expert

 David Jessick will join the board as a director and chairman of the audit committee of the board upon the consummation of this offering. We expect the board to determine that Mr. Jessick is an audit committee financial expert and that he is "independent," as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Code of Ethics

 We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller, as well as other senior officers. The code of ethics is available on our website at http://www.dfg.com.

Executive Compensation

 The following table sets forth information with respect to the compensation of our Chief Executive Officer and each of our named executive officers whose annual total salary and bonus in fiscal 2004 exceeded $100,000:

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		All Other Compensation ($)
Jeffrey Weiss Chairman and Chief Executive Officer	2004 2003 2002	$675,000 650,000 650,000	$1,052,000 — —	$99,217 60,290 122,417	(1) (1) (1)	$7,741 8,414 5,625	(3) (3) (3)
Donald Gayhardt President	2004 2003 2002	400,000 350,000 350,000	603,000 — —	— — —		2,103 3,264 3,990	(3) (3) (3)
Sydney Franchuk Senior Vice President and President—Canadian Operations	2004 2003 2002	148,980 132,840 127,560	157,325 84,353 79,725	— — —		11,332 — —	(3)
Cameron Hetherington Senior Vice President—International Operations	2004 2003 2002	204,880 186,695 128,980	243,668 56,008 46,985	69,628 64,458 53,907	(2) (2) (2)	14,342 13,067 2,971	(3) (3) (3)

(1)
Amounts include $28,840 paid in fiscal 2004, $30,635 paid in fiscal 2003 and $62,314 paid in fiscal 2002 for life insurance premiums on policies where we were not the named beneficiary. Amounts include $48,853 paid in fiscal 2004 for employee membership. Perquisites and other personal benefits provided to each other named executive officer did not exceed the lesser of $50,000 or 10% of the total salary and bonus for the officer.
(2)
Amounts represent housing and other living costs.
(3)
Amounts represent payments relating to retirement plans.

Option/SAR Grants in Last Fiscal Year

	Individual Grants
						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
			Percent of Total Options/SARs Granted to Employees in Fiscal Year
Name	Securities underlying option/SARs Granted			Exercise Price	Expiration Date
						5%	10%
Donald Gayhardt	301,920	(1)	100%	$10.09	1/6/14	$1,523,200	$3,046,400

(1)
Represents the number of shares of our common stock underlying options granted in January 2004 under our 1999 Stock Incentive Plan.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End	Value of Unexercised In-the-Money Options at Fiscal Year End(1)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Jeffrey Weiss	0	$0	0/0	$0/$0
Donald Gayhardt	0	0	221,445/301,920	$2,256,345/$1,784,320
Sydney Franchuk	0	0	55,500/0	$565,500/$0
Cameron Hetherington	0	0	55,500/0	$565,500/$0

(1)
An assumed fair market value of $16.00 per share was used to calculate the value of the options, which is the initial public offering price.

1999 Stock Incentive Plan

 Our 1999 stock incentive plan is intended to secure for us the benefits arising from stock ownership by selected key employees, directors, consultants and advisors as our board of directors may from time to time determine. The following are the material terms of the 1999 plan:

 Shares subject to plan.    The aggregate number of shares of stock reserved and available for issuance under the 1999 plan is 784,215, of which 781,440 were underlying outstanding stock options as of September 30, 2004. We do not intend to grant any additional stock options under the 1999 plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination or exchange of shares, stock dividend or other similar corporate transaction or event.

 Administration.    The plan is administered by our board of directors. Upon the closing of this offering, the 1999 plan will be administered by the compensation committee as designated by our board of directors. Each member of the committee will be a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The committee will have authority to construe and interpret the 1999 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 1999 plan.

 Eligibility.    All of our employees and directors, and in specified circumstances, our consultants and advisors are eligible to participate in the 1999 plan.

 Type of awards.    Nonqualified stock options or incentive stock options may be granted under the 1999 plan. Stock appreciation rights may also be granted in tandem with nonqualified stock options or incentive stock options granted under the 1999 plan.

 Amendment and termination.    The 1999 plan may be amended by the board of directors, at any time, subject to stockholder approval to increase the shares of stock reserved for issuance under the 1999 plan or modify eligibility requirements.

 Exercisability, vesting and price of awards.    The stock options will vest at the times and upon the conditions that the committee may determine. The price at which shares subject to any stock options may be purchased are reflected in each particular stock option agreement.

2005 Stock Incentive Plan

 In connection with this offering, we intend to adopt the 2005 stock incentive plan. The 2005 plan is intended to secure for us the benefits arising from stock ownership by selected key employees as our board of directors may from time to time determine. The following are the material terms of the 2005 plan:

 Shares subject to plan.    1,718,695 shares of our common stock have been reserved for issuance under the 2005 plan. There are no options outstanding under the 2005 plan. Unexercised options or purchase rights that are subsequently reacquired by us or shares issued under the 2005 plan that are reacquired by us through forfeiture or right of repurchase, may be available for reissuance under the 2005 plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event.

 Administration.    The 2005 plan is administered by our board of directors. Upon the closing of this offering, the 2005 plan will be administered by the compensation committee as designated by our board of directors. Each new member of the committee will be a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The committee will have authority to construe and interpret the 2005 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2005 plan.

 Eligibility.    Options may be granted to our directors, officers, employees and consultants and those of our subsidiaries. The 2005 plan limits to 500,000 the number of shares that can be granted to any participant in any calendar year.

 Type of awards.    Upon the closing of this offering, the 2005 plan will permit the compensation committee to grant stock options, stock purchase rights or a combination thereof. Stock options may be incentive stock options or nonqualified stock options that do not qualify as incentive stock options.

 Amendment and termination.    The 2005 plan may be amended or terminated by the board of directors, at any time, subject to stockholder approval where necessary to satisfy federal tax or other applicable laws or stock exchange requirements. The 2005 plan will terminate no later than ten years after its adoption.

 Exercisability, vesting and price of awards.    Stock options will vest at the times and upon the conditions that the committee may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, right of repurchase by us, if any, and other conditions determined by the committee, will be reflected in each particular stock purchase right agreement.

Employment Agreement with Jeffrey Weiss

 Effective December 19, 2003, we entered into a new employment agreement with Jeffrey Weiss. The employment agreement provides for Mr. Weiss to serve as our Chief Executive Officer for a term of three years. The term shall be automatically renewed for subsequent additional terms of one year unless either party provides notice of its intention not to renew the term.

 The employment agreement provides for Mr. Weiss to receive an annual base salary of $675,000, subject to biannual increase by our board of directors or a committee thereof, and to receive specified annual cash bonuses determined based on our achievement of annual performance targets. Mr. Weiss is also entitled to specified perquisites. In addition, as long as Mr. Weiss serves as our Chief Executive Officer, we will use our commercially reasonable efforts to ensure that he continues to serve on our board of directors.

 If Mr. Weiss' employment is terminated other than for cause in relation to a change of control, the employment agreement provides that we will pay Mr. Weiss his unpaid base salary for the remainder of the term, discounted to present value, without mitigation. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

 If Mr. Weiss' employment is terminated other than for cause under any circumstances not related to a change of control, or if Mr. Weiss terminates his employment for good reason, the employment agreement provides that we will pay Mr. Weiss his remaining base salary during the remaining scheduled term of the employment agreement, subject to offset for compensation earned pursuant to new employment. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

Employment Agreement with Donald Gayhardt

 Effective December 19, 2003, we entered into a new employment agreement with Donald Gayhardt. The employment agreement provides for Mr. Gayhardt to serve as our President for a term of three years. The term shall be automatically renewed for subsequent additional terms of one year unless either party provides notice of its intention not to renew the term.

 The employment agreement provides for Mr. Gayhardt to receive an annual base salary of $400,000, subject to biannual increase by our board of directors or a committee thereof, and to receive specified annual cash bonuses determined based on our achievement of annual performance targets. Mr. Gayhardt is also entitled to specified perquisites. In addition, as long as Mr. Gayhardt serves as our President, we will use our commercially reasonable efforts to ensure that he continues to serve on our board of directors.

 If Mr. Gayhardt's employment is terminated other than for cause in relation to a change of control, the employment agreement provides that we will pay Mr. Gayhardt his unpaid base salary for the remainder of the term, discounted to present value, without mitigation. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

 If Mr. Gayhardt's employment is terminated other than for cause under any circumstances not related to a change of control, or if Mr. Gayhardt terminates his employment for good reason, the employment agreement provides that we will pay Mr. Gayhardt his remaining base salary during the remaining scheduled term of the employment agreement, subject to offset for compensation earned pursuant to new employment. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

 Effective January 2004, we granted Mr. Gayhardt an option to purchase 301,920 shares of our common stock pursuant to our 1999 stock incentive plan at an exercise price of $10.09 per share.

Employment Agreement with Randy Underwood

 Effective June 28, 2004, we entered into an employment agreement for Randy Underwood to serve as our Executive Vice President and Chief Financial Officer. The employment agreement provides for

Mr. Underwood to receive an annual base salary of $275,000, subject to annual review by our board of directors or a committee thereof, and to receive specified annual cash bonuses determined based on our achievement of annual performance targets. Mr. Underwood is also entitled to specified perquisites.

 If Mr. Underwood's employment is terminated in relation to a change of control, the employment agreement provides that we will continue to pay Mr. Underwood his base salary for eighteen months following the date of termination. If Mr. Underwood's employment is terminated other than for cause, the employment agreement provides that we will continue to pay Mr. Underwood his base salary for six months following the date of termination and will pay Mr. Underwood at a rate equal to 50% of his base salary for twelve months thereafter.

Employment Agreement with Cameron Hetherington

 Effective April 1, 2002, we entered into an employment agreement with Cameron Hetherington. The employment agreement provides for Mr. Hetherington to serve as our President—U.K. Operations. The employment agreement provides for Mr. Hetherington to receive an annual base salary of £(GPB)117,700 and specified annual cash bonuses determined based on our achievement of annual performance targets. Mr. Hetherington is also entitled to specified perquisites. If Mr. Hetherington's employment is terminated other than for cause after April 1, 2003, the employment agreement provides that we will pay Mr. Hetherington moving expenses and 50% of one year's base salary, subject to offset for compensation earned pursuant to new employment. In September 2004, Mr. Hetherington accepted his new title as Senior Vice President—International Operations.

Director Compensation

 Our directors are not currently entitled to any compensation for serving as a director. Upon the completion of this offering, we intend to implement a director compensation plan to provide non-employee directors with appropriate compensation for service on the board of directors and any committee of the board of directors. Directors affiliated with Leonard Green & Partners, L.P. and Goldman Sachs will not receive fees for board service.

Compensation Committee Interlocks and Insider Participation

 Our board of directors as a whole performed the functions that it intends to delegate to the compensation committee at the completion of this offering, and all of the members of the board of directors participated in deliberations concerning executive compensation, including Jeffrey Weiss, our Chairman and Chief Executive Officer, and Donald Gayhardt, our President. No interlocking relationship will exist between our board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

 We are a party to an amended and restated stockholders agreement with certain stockholders, including GS Mezzanine Partners, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. and GS Mezzanine Partners Offshore, L.P. (collectively, "GS"), Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P. (together, "Ares"), Green Equity Investors II, L.P., Jeffrey Weiss, Donald Gayhardt and C.L. and Sheila Jeffrey. The stockholders agreement will terminate on November 13, 2013. Under the agreement, provisions relating to tag-along and first option rights, repurchase of shares, preemptive rights, drag-along rights and grants of proxy will terminate in connection with this offering of our common stock.

 Under our stockholders agreement, Green Equity Investors II, L.P. has the right to demand, on three occasions, that we file a registration statement under the Securities Act covering all or a portion of the 7,223,290 shares of our common stock that it will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option. On two occasions, GS has the right to demand such registration covering all or a portion of the 1,663,972 shares of our common stock that it and Ares will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option.

 In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, including Green Equity Investors II, L.P. and GS, may elect to include in, or "piggyback" on, the registration all or a portion of the shares of our common stock that it will hold after the consummation of this offering. Assuming no exercise of the underwriters' over-allotment option, 10,843,903 shares of our common stock will be subject to piggyback registration rights after the consummation of this offering. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of securities to be included by these holders. If the managing underwriter limits the number of securities to be included by these holders, we will include in the registration, first, the securities we propose to sell, second, 121,875 shares of our common stock to be sold by Jeffrey Weiss, and third, the securities the holders propose to sell, allocated pro rata among them. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

Indebtedness of Management

 During fiscal 1999, we issued loans to certain members of management. The funds were used to pay personal income tax expense associated with the exercise of certain options and grants of certain stock in connection with the purchase of our company by Green Equity Investors II, L.P. The loans are secured by shares of our common stock. As of September 30, 2004, the following members of management owed outstanding principal on these loans in excess of $60,000:

Name	Interest Rate	Maturity Date	Outstanding Principal Amount	Accrued Interest
Jeffrey Weiss	6.00%	12/18/2004	$2,000,000	$694,464
Donald Gayhardt	6.00	12/18/2004	96,525	33,517
Sydney Franchuk	0.00	4/01/2005	69,258	—
Peter Sokolowski	6.00	12/18/2004	70,695	24,548

 In addition, as part of his prior employment agreement, Jeffrey Weiss was issued a loan in the amount of $4.3 million to purchase additional shares of our common stock. The loan accrues interest at a rate of 6% per year and was due and payable in full on December 18, 2004. The loan is secured by a pledge of shares of our common stock.

 We and the members of our management with loans have analyzed alternative means of having management satisfy the foregoing debt obligations. We intend to, but are not obligated to, forgive accrued interest under the management loans (in the aggregate amount of approximately $2.4 million at September 30, 2004) and accept the management individuals' exchange of shares of our common stock held by them and/or options to purchase shares of our common stock held by them in full satisfaction of the principal amount of such loans (in the aggregate amount of approximately $6.9 million). For the purposes of such exchange, we would value our common stock at the initial public offering price. As a result, the shares beneficially owned by Mr. Weiss would be reduced by 394,286 shares using the initial public offering price. Such forgiveness of all executive management interest receivable and exchange of shares and/or options in satisfaction of principal would result in a decrease in our assets and stockholders equity on the date the transactions were completed. Such exchange is not subject to the applicable provisions of the 180-day lockup agreements signed by the management individuals.

Management Agreement

 Under an amended and restated management services agreement among Leonard Green & Partners, L.P., Dollar Financial Group, Inc. and us, we agreed to pay Leonard Green & Partners, L.P. an annual fee equal to $1.0 million for ongoing management, consulting and financial planning services, as well as reimbursement of any out-of-pocket expenses incurred. The agreement is scheduled to terminate on November 13, 2008. However, the parties intend to terminate the agreement effective upon the closing of this offering because we believe it is appropriate as a public company to minimize related party transactions. In connection with this termination, we will pay Leonard Green & Partners, L.P. accrued fees and a termination fee of $2.5 million.

PRINCIPAL AND SELLING STOCKHOLDERS

 The following table sets forth the number of shares of our common stock owned beneficially on September 30, 2004 and after the completion of this offering by:

    •
    each person that is the beneficial owner of more than 5% of our common stock;

    •
    all directors and nominees;

    •
    the named executive officers;

    •
    other stockholders for whose account common stock is being offered; and

    •
    all directors and executive officers as a group.

 The address of each officer and director is c/o Dollar Financial Group, Inc., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, unless otherwise indicated. Percentage ownership is based on 10,965,778 shares of our common stock outstanding as of September 30, 2004 and 18,343,903 shares of common stock outstanding after completion of this offering.

Name and Address of Beneficial Owner of Dollar Financial Corp. Shares	Amount of Beneficial Ownership		Percent of Class Before Offering	Number of Shares Offered(1)		Number of Shares After Offering(1)		Percent of Class After Offering(1)
Green Equity Investors II, L.P.(2)	7,223,290		65.87%	701,197		6,522,093		35.55%
Jonathan Seiffer(2)	7,223,290	(3)	65.87	701,197		6,522,093		35.55
Jonathan Sokoloff(2)	7,223,290	(3)	65.87	701,197		6,522,093		35.55
Jeffrey Weiss	1,697,740		15.48	286,682	(4)	1,411,058		7.69
The Goldman Sachs Group, Inc.(5)	1,193,504	(6)	10.88	115,859		1,077,645		5.87
Muneer Satter(5)	1,193,504	(7)	10.88	115,859		1,077,645		5.87
Michael Koester(5)	1,193,504	(7)	10.88	115,859		1,077,645		5.87
Donald Gayhardt	312,776	(8)	2.80	59,671		555,025	(23)	2.94
Ares Leveraged Investment Fund, L.P.(9)	235,234		2.15	22,835		212,399		1.16
Ares Leveraged Investment Fund II, L.P.(9)	235,234		2.15	22,835		212,399		1.16
Sydney Franchuk	78,388	(10)	*	7,609		70,779		*
Bernard Flaherty(11)	58,998		*	5,727		53,271		*
Michael Marcus	58,396	(12)	*	5,669		52,727		*
Cameron Hetherington	55,500	(13)	*	0		55,500		*
Peter Sokolowski	43,486	(14)	*	4,223		39,263		*
C.L. Jeffrey(15)	43,024		*	4,176		38,848		*
Sheila Jeffrey(16)	43,024		*	4,176		38,848		*
Evan Guengerich	30,740	(17)	*	2,984		27,756		*
Melissa Soper	17,468	(18)	*	1,696		15,772		*
Andrew Callan	15,822	(19)	*	1,536		14,286		*
Michael Solomon(2)	0		*	0		0		*
Randy Underwood	0		*	0		0		*
David Jessick(20)	0		*	0		0		*
David Golub(21)	0		*	0		0		*
All directors and executive officers as a group (14 persons)	10,628,812	(3)(7)(22)	93.88	1,176,937		9,758,235	(23)	53.11

*
Less than 1% of the class
(1)
Assuming exercise in full of the underwriters' over-allotment option.
(2)
The address of Green Equity Investors II, L.P., Jonathan Seiffer, Jonathan Sokoloff and Michael Solomon is 11111 Santa Monica Boulevard, Los Angeles, California 90025.
(3)
Green Equity Partners II, L.P. is a Delaware limited partnership managed by Leonard Green & Partners, L.P. Each of Messrs. Seiffer and Sokoloff, either directly or indirectly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. As such, Messrs. Seiffer and Sokoloff may be deemed to have shared voting and investment power with respect to shares held by Green Equity Investors II, L.P. These individuals disclaim beneficial ownership of the securities held by Green Equity Investors II, L.P.

(4)
Includes 121,875 shares of common stock being offered by Mr. Weiss in the primary offering.
(5)
The address of The Goldman Sachs Group, Inc., Michael Koester and Muneer Satter is 85 Broad Street, New York, New York 10004.
(6)
Represents the aggregate number of shares of common stock that are owned by certain investment funds affiliated with The Goldman Sachs Group, Inc. Consists of 749,353 shares beneficially owned by GS Mezzanine Partners, L.P., 402,391 shares beneficially owned by GS Mezzanine Partners Offshore, L.P., 9,682 shares beneficially owned by Bridge Street Fund 1998, L.P. and 32,078 shares beneficially owned by Stone Street Fund 1998, L.P. Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing partner or managing general partner of each of the investment funds named above, and Goldman, Sachs & Co. is the investment manager of each of such investment funds. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares owned by such investment funds except to the extent of their pecuniary interest therein. Such investment funds purchased the securities in the ordinary course of business and, at the time of the purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.
(7)
Mr. Satter is a managing director and Mr. Koester is a vice president of Goldman Sachs & Co, a wholly owned subsidiary of The Goldman Sachs Group, Inc. As such, Messrs. Satter and Koester may be deemed to have shared voting and investment power with respect to shares held by investment funds managed by affiliates of The Goldman Sachs Group, Inc. These individuals disclaim beneficial ownership of the securities held by such investment funds, except to the extent of their respective pecuniary interests therein, if any.
(8)
Includes options to purchase 221,445 shares of our common stock which are currently exercisable and excludes options to purchase 301,920 shares of our common stock which will become exercisable upon completion of the offering.
(9)
The address of Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P. is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.
(10)
Includes options to purchase 55,500 shares of our common stock which are currently exercisable.
(11)
The address of Bernard Flaherty is 709 Prestwick Lane, Astor Place, Wheeling, Illinois 60090.
(12)
Includes options to purchase 22,200 shares of our common stock which are currently exercisable.
(13)
Includes options to purchase 55,500 shares of our common stock which are currently exercisable.
(14)
Includes options to purchase 13,875 shares of our common stock which are currently exercisable.
(15)
The address of C.L. Jeffrey is 350 Second Street North, Unit #2, St. Petersburg, Florida 33701.
(16)
The address of Sheila Jeffrey is 3163 Southwest 171st Street, Burien, Washington 98166.
(17)
Includes options to purchase 2,775 shares of our common stock which are currently exercisable.
(18)
Includes options to purchase 2,775 shares of our common stock which are currently exercisable.
(19)
Includes options to purchase 2,775 shares of our common stock which are currently exercisable.
(20)
The address of David Jessick is 15465 Southeast Rivershore Drive, Vancouver, Washington 98683.
(21)
The address of David Golub is 1125 Park Avenue 7A, New York, New York 10128.
(22)
Includes options to purchase 355,755 shares of our common stock which are currently exercisable and excludes options to purchase 301,920 shares of our common stock which will become exercisable upon completion of the offering.
(23)
Includes options to purchase shares of our common stock which will have vested upon completion of this offering in addition to shares of our common stock and options which have already vested.

DESCRIPTION OF CAPITAL STOCK

General

 Upon the completion of this offering, we will be authorized to issue 55,500,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

 As of September 30, 2004, there were 10,965,778 shares of common stock outstanding, which were held of record by 18 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

 The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

    •
    restricting dividends on the common stock;

    •
    diluting the voting power of the common stock;

    •
    impairing the liquidation rights of the common stock; or

    •
    delaying or preventing a change in control of us without further action by the stockholders.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

 Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be adopted immediately prior to the closing of this offering could make the following more difficult:

    •
    the acquisition of us by means of a tender offer;

    •
    the acquisition of us by means of a proxy contest or otherwise; or

    •
    the removal of our incumbent officers and directors.

 These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  •
  Classified Board of Directors.    Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

  •
  Stockholder meetings.    Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

  •
  Requirements for advance notification of stockholder proposals and director nominations.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  •
  No action by written consent.    Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

  •
  Delaware anti-takeover law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  •
  No cumulative voting.    Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Board of Directors Composition

 We are a party to employment agreements with Jeffrey Weiss and Donald Gayhardt that require us to use our commercially reasonable efforts to ensure that they continue to be members of our board of directors as long as they serve us as specified officers.

Transfer Agent and Registrar

 The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

Listing

 Our common stock has been approved for quotation on The Nasdaq National Market under the symbol "DLLR."

DESCRIPTION OF CERTAIN INDEBTEDNESS

 This summary highlights the principal terms of our outstanding indebtedness.

Credit Facility

 Structure.    The credit facility consists of a $55.0 million senior secured reducing revolving credit facility. The commitment was reduced by $750,000 on January 2, 2004, will be reduced by $750,000 on the first business day of each calendar quarter thereafter and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15,000,000. Under the credit facility, up to $20.0 million may be used in connection with letters of credit.

 Guarantees and security.    Dollar Financial Group, Inc.'s obligations under the credit facility are guaranteed by each of its existing and future direct and indirect domestic subsidiaries and by us. The borrowings under the credit facility and the domestic subsidiary guarantees are secured by substantially all of Dollar Financial Group Inc.'s assets and the assets of the subsidiary guarantors. These borrowings are not secured by the assets of Dollar Financial Group, Inc.'s foreign subsidiaries. In addition, borrowings under the credit facility are secured by a pledge of substantially all of Dollar Financial Group Inc.'s capital stock and the capital stock, or similar equity interests, of the domestic subsidiary guarantors. Certain guarantees of the domestic subsidiary guarantors are secured by not more than 65% of the capital stock, or similar equity interests, of certain foreign subsidiaries.

 Interest rate.    In general, borrowings under the credit facility bear interest based, at our option, on:

    •
    the base rate (as defined below) plus a margin that is currently 3.25% per annum and will range from 1.75% to 3.50% per annum hereafter depending on our ratio of funded debt to EBITDA (as defined in the agreement);

    •
    the applicable eurodollar rate (as defined below) plus a margin that is currently 4.50% and will range from 3.00% to 4.75% per annum hereafter depending on our ratio of funded debt to EBITDA; or

    •
    LIBOR (as defined below) plus a margin that is currently 4.50% per annum and will range from 3.00% to 4.75% per annum hereafter depending on our ratio of funded debt to EBITDA.

 The base rate is the higher of Wells Fargo's prime rate or the sum of the federal funds rate plus 0.50%. The applicable euro dollar rate is defined as the daily average LIBOR (as defined below) as adjusted for reserve requirements. LIBOR is defined as the LIBOR shown on Dow Jones Telerate Page 3750 (for deposits approximately equal to the amount of the requested loan for the same term of the interest period), or, if such rate is not quoted, interest at which deposits (approximately equal to the amount of the requested loan and for the same term as the interest period) are offered to four reference banks selected by the administrative agent in the London interbank market for delivery on the first day of the interest period.

 Borrowing limit.    The total principal amount outstanding under the credit facility at any time will be limited to an amount equal to 85% of Dollar Financial Group Inc.'s and certain of its subsidiaries' liquid assets.

 Maturity.    The credit facility matures November 12, 2008.

 Commitment fee.    Dollar Financial Group, Inc. is obligated to pay Wells Fargo a commitment fee on a quarterly basis. The commitment fee is equal to 0.75% of the unused portion of the replacement credit facility, and will range from 0.50% to 0.75% hereafter based on the level of borrowing under the replacement credit facility and our ratio of funded debt to EBITDA.

 Borrowing availability.    The maximum aggregate amount available for borrowing under the credit facility is subject to mandatory permanent reduction on the first business day of each subsequent full calendar quarter in an amount equal to $750,000 and after each fiscal year, under certain circumstances, in an amount equal to 75% of excess cash flow (as defined in the agreement), until such time as availability under the credit facility is reduced by an aggregate of $15.0 million. The maximum aggregate amount available for borrowing under the credit facility is also subject to mandatory permanent reduction under specific circumstances, including when significant amounts of assets are sold by us or Dollar Financial Group, Inc. and the proceeds are not reinvested in assets useful in our business within an applicable time period or when we or Dollar Financial Group, Inc. issue debt or equity securities. We may, upon five business days' advance notice, permanently reduce the unused portion of the credit facility in whole or in part without premium or penalty, provided that any partial reduction is for at least $1.0 million.

 Covenants.    The credit facility contains financial conditions that require Dollar Financial Group, Inc. to satisfy, on a consolidated basis, specified quarterly financial tests, including:

    •
    a maximum leverage ratio;

    •
    a minimum fixed charge coverage ratio; and

    •
    a minimum EBITDA (as defined in the agreement).

 The credit facility also contains a number of other limitations that, among other things, restrict Dollar Financial Group Inc.'s ability and, in certain cases, that of its subsidiaries, to:

    •
    sell assets;

    •
    incur additional debt;

    •
    refinance certain debt;

    •
    pay dividends;

    •
    create liens;

    •
    make investments, loans or advances;

    •
    make acquisitions;

    •
    engage in mergers or consolidations;

    •
    purchase shares of Dollar Financial Group, Inc.'s outstanding capital stock;

    •
    change any material line of business;

    •
    make capital expenditures or engage in transactions with affiliates;

    •
    maintain cash deposits in any account in which the lenders do not have a security interest; and

    •
    otherwise undertake various corporate activities.

 Until all obligations under the credit facility have been finally and non-avoidably paid in full, any letters of credit outstanding have been cash collateralized and the commitments of all of the lenders have been terminated, the credit facility also prohibits Dollar Financial Group, Inc. and its subsidiaries from:

    •
    making any mandatory or voluntary repurchase of its senior notes (whether upon a change of control or asset sale, following the occurrence of an event of default under the indenture or otherwise);

    •
    making any payment or prepayment of principal on the senior notes;

    •
    making any payment or prepayment of interest or liquidated damages, if any, on the senior notes unless both before and after giving effect to such payment no event of default shall exist under the credit facility; or

    •
    defeasing the notes.

 Payments on the notes.    The credit facility requires us to place any amount we propose to pay to the holders of the notes in a restricted account and to provide the administrative agent with a statement of the purpose of such payment and a certification of certain of our officers stating that such payment will not violate the restrictions described in the foregoing paragraph. The administrative agent is not obligated to release the payment until it is satisfied that the certification is true and correct.

 Events of default.    The credit facility also contains customary events of default, including defaults based on:

    •
    nonpayment of principal, interest or fees when due, subject to specified grace periods;

    •
    breach of specified covenants;

    •
    material inaccuracy of representations and warranties;

    •
    certain other defaults under other credit documents;

    •
    events of bankruptcy and insolvency;

    •
    material judgments;

    •
    certain events respecting our pension plans;

    •
    dissolution and liquidation;

    •
    change in control; and

    •
    breach of any guarantee or security interest.

 Change of control.    The change of control provision makes it an event of default, and permits the acceleration of the credit facility debt, in the event:

    •
    we and our subsidiaries sell or dispose of all or substantially all of our properties and assets, other than to Green Equity Investors II, L.P. or certain of its affiliates;

    •
    Dollar Financial Group, Inc. adopts a plan relating to its liquidation or dissolution;

    •
    we consummate any transaction or other event the result of which is that any party, other than Green Equity Investors II, L.P. or certain of its affiliates, becomes the beneficial owner of more than 35% of the voting stock or economic value of our capital stock or the capital stock of Dollar Financial Group, Inc.;

    •
    of the consummation of any transaction the result of which is that we cease to own one hundred percent of Dollar Financial Group, Inc.'s outstanding equity interests; or

    •
    a majority of the members of our board of directors are not continuing directors. A continuing director is a director who was a member of the board of directors immediately after consummation of our recapitalization in 1998 or was nominated, approved, recommended or endorsed for election by a majority of the continuing directors.

Canadian Overdraft Credit Facility

 Our Canadian operating subsidiary has a Canadian overdraft facility to fund peak working capital needs for our Canadian operations. The Canadian overdraft facility provides for a commitment of up to approximately $10.0 million, of which there was no outstanding balance on September 30, 2004. Amounts outstanding under the Canadian overdraft facility bear interest at a rate of Canadian prime and is secured by a $10.0 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility.

Senior Notes

 On November 13, 2003, we exchanged $49.4 million, or 50% of the accreted value, of our 13.0% senior discount notes due 2006 for 16.0% senior notes due 2012. On May 13, 2004, we redeemed approximately $9.1 million aggregate principal amount of the 16.0% senior notes due 2012 using a portion of the net proceeds from the May 6, 2004 senior note offering. In January 2005, we redeemed approximately $1.7 million aggregate principal amount of the 16.0% senior notes due 2012. The proceeds of this offering will be used, in part, to redeem in full the outstanding principal amount of the 16.0% senior notes due 2012, plus accrued and unpaid interest and pay a 10.0% redemption premium.

Senior Subordinated Notes

 On November 13, 2003, we exchanged $49.4 million, or 50% of the accreted value, of our 13.0% senior discount notes due 2006 for 13.95% senior subordinated notes due 2012. On May 13, 2004, we redeemed approximately $9.1 million aggregate principal amount of the 13.95% senior subordinated notes due 2012 using a portion of the net proceeds from the May 6, 2004 senior note offering. In January 2005, we redeemed approximately $1.7 million aggregate principal amount of the 13.95% senior subordinated notes due 2012. The proceeds of this offering will be used, in part, to redeem in full the outstanding principal amount of the 13.95% senior subordinated notes due 2012, plus accrued and unpaid interest.

Dollar Financial Group, Inc. Senior Notes

 On November 13, 2003, our wholly owned subsidiary, Dollar Financial Group, Inc., issued $220.0 million principal amount of 9.75% senior notes due 2011. On May 6, 2004, Dollar Financial Group, Inc. issued an additional $20.0 million principal amount of senior notes.

 The senior notes mature on November 15, 2011. The senior notes bear interest at the rate per annum of 9.75% from the most recent interest payment date to which interest has been paid or provided for, or, if no interest has been paid, from November 13, 2003, payable in semi-annual installments, in arrears, on May 15 and November 15 of each year. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. There are no mandatory payments of principal on the senior notes prior to their maturity in 2011.

 The senior notes:

    •
    are senior obligations of Dollar Financial Group, Inc.;

    •
    rank equal in right of payment with all existing and future unsubordinated indebtedness of Dollar Financial Group, Inc.;

    •
    rank senior in right of payment to all existing and future subordinated indebtedness Dollar Financial Group, Inc.; and

    •
    are effectively junior to any indebtedness of Dollar Financial Group, Inc., including indebtedness under the credit facility, which is secured by our assets to the extent of the value of the assets securing such indebtedness.

 Guarantees.    The senior notes are fully and unconditionally guaranteed on a joint and several basis by us and by Dollar Financial Group, Inc.'s existing and future domestic subsidiaries. The guarantees of the notes:

    •
    are subject to the subordination provisions set forth in an intercreditor agreement among the trustee of the senior notes, the administrative agent of the credit facility, Dollar Financial Group, Inc. and the guarantors;

    •
    rank equal in right of payment with all existing and future unsubordinated indebtedness of the guarantors;

    •
    rank senior in right of payment to all existing and future subordinated indebtedness of the guarantors; and

    •
    are effectively junior to any indebtedness of the guarantors, including indebtedness under the credit facility, that is either (1) secured by a lien on the collateral that is senior or prior to the second priority liens securing the guarantees of the notes or (2) secured by assets that are not part of the collateral to the extent of the value of the assets securing such indebtedness.

 Security.    Guarantees of the senior notes by guarantors directly owning, whether now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In addition, in the event Dollar Financial Group, Inc. directly owns a foreign subsidiary in the future, the senior notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary.

 Optional redemption.    The senior notes are redeemable, in whole or in part, at Dollar Financial Group, Inc.'s option, at any time on or after November 15, 2007. If redeemed during the twelve month period commencing November 15 of the years indicated below, the senior notes will be redeemable at the following redemption prices, expressed as percentages of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption:

Year	Percentage
2007	104.875%
2008	102.438%
2009 and thereafter	100.000%

 Prior to November 15, 2006, Dollar Financial Group, Inc. may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of certain equity issuances at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

 Repurchase at the option of holders.    Upon a change of control, Dollar Financial Group, Inc. may be required to offer to purchase all or a portion of the outstanding senior notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

 Covenants.    The indenture pursuant to which the senior notes were issued contains certain covenants limiting Dollar Financial Group, Inc.'s ability to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make certain investments, create certain liens, sell certain assets, enter into certain transactions with affiliates and effect certain mergers and consolidations.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Securities

 Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

 Upon the completion of this offering, we will have 18,343,903 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option. All of the shares sold in this offering will be freely tradable, except that any shares purchased by directors, officers or other affiliates may only be sold in compliance with the applicable limitations of Rule 144. The remaining 10,843,903 shares of our common stock are "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

 Subject to the provisions of Rules 144, 144(k) and 701, assuming no exercise of the underwriters' over-allotment option, 10,843,903 shares of our common stock will be available for sale in the public market upon the expiration of the 180-day lock-up period.

 If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, sales of substantial amounts of our common stock in the public market after contractual and legal restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Rule 144

 In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    •
    1% of the number of shares of common stock then outstanding; or

    •
    the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

 Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

 In general, under Rule 701 of the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with the holding period, public information, volume limitation or notice provisions of Rule 144, so long as they are not affiliates of ours. If they are an affiliate, they are eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with the holding period requirement contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market beginning 180 days after the date of this prospectus.

Lock-Up Agreements

 Executive officers, directors and certain other employees and stockholders who own, in the aggregate, nearly 100% of our common stock prior to this offering have agreed that, except for any shares of common stock to be sold in this offering, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Piper Jaffray & Co., for a period of 180 days after the date of this prospectus.

Registration Rights

 Under our stockholders agreement, Green Equity Investors II, L.P. has the right to demand, on three occasions, that we file a registration statement under the Securities Act covering all or a portion of the 7,223,290 shares of our common stock that it will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option. On two occasions, GS has the right to demand such registration covering all or a portion of the 1,663,972 shares of our common stock that it and Ares will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option.

 In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, including Green Equity Investors II, L.P. and GS, may elect to include in, or "piggyback" on, the registration all or a portion of the shares of our common stock that it will hold after the consummation of this offering. Assuming no exercise of the underwriters' over-allotment option, 10,843,903 shares of our common stock will be subject to piggyback registration rights after the consummation of this offering. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of securities to be included by these holders.

 A demand or piggyback registration would result in the shares becoming freely tradable without restriction under the Securities Act. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities. All of these stockholders have agreed not to sell or otherwise dispose of any of their shares, other than those shares that may be sold in this offering, for a period of 180 days after the consummation of this offering.

Stock Options

 Immediately after this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our stock incentive plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

 The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of our common stock by a person that is not a "United States person" for U.S. federal income tax purposes (a "Non-U.S. Holder").

 For this purpose, a "United States person" is a beneficial owner of our common stock who is either an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created in, or organized in or under the laws of, the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or that was in existence on, August 20, 1996, was treated as a United States person under the Internal Revenue Code of 1986, as amended (the "Code") on that date and has made a valid election to be treated as a United States person under the Code.

 The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position. Special rules may apply to certain Non-U.S. Holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a "straddle," "hedge," or "conversion transaction," persons who acquire shares as compensation, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. This discussion is limited to beneficial owners of the common stock who hold the common stock as capital assets. Furthermore, this discussion does not address any aspect of state, local, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

 ACCORDINGLY, PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN, ESTATE OR GIFT OR OTHER TAX LAWS, OR SUBSEQUENT REVISIONS THEREOF.

Dividends

 In general, distributions paid to a Non-U.S. Holder of our common stock will constitute a dividend for U.S. federal income tax purpose to the extent of our current or accumulated earnings and profits determined under U.S. federal income tax principles. Dividends paid to a Non-U.S. Holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a Non-U.S. Holder must properly file with the payor an IRS Form W-8BEN (or successor form) or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. A Non-U.S. Holder who claims the benefits of a treaty with respect to payments of dividends on our stock is not required to provide the U.S. taxpayer identification number ("TIN") because our stock will be treated as actively traded within the meaning of applicable Treasury regulations.

 If, however, the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a United States permanent establishment of the Non-U.S. Holder, or in case of an individual, to such individual's permanent place of business within the United States, then the dividends will be exempt from the withholding tax described above, provided that an

IRS Form W-8ECI (or successor form) is furnished to us or our paying agent. A recipient of such dividends will instead be required to file a U.S. tax return and an Internal Revenue Service Form 8833 claiming benefits of the tax treaty and will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a "branch profits tax" at a rate of 30% or a lower applicable treaty rate. A Non-United States Holder who furnished the payor with an IRS Form W-8ECI (or successor form) must provide a TIN.

Gain on Disposition of Common Stock

 A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of a gain realized on a disposition of our common stock, provided that:

    •
    the gain is not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States;

    •
    in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for fewer than 183 days in the taxable year of the sale and other conditions are met; and

    •
    we are not nor have we been a "United States real property holding corporation" for United States federal income tax purposes (a "USRPHC").

 We believe that we are not currently, and are not likely to become a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would not be subject to United States federal income tax provided that (i) the common stock was "regularly traded" on an established securities market and (ii) such Non-U.S. Holder did not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period.

 If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty so provides, is attributable to a United States permanent establishment or, in case of an individual, to his permanent place of business in the United States, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a "branch profits tax" at a rate of 30% or a lower applicable treaty rate.

U.S. Information Reporting Requirements and Backup Withholding Tax

 U.S. information reporting on the IRS Form 1099 and backup withholding tax, currently at a 28% rate, will not apply to dividends paid on our common stock to a Non-U.S. Holder, provided that Non-U.S. Holder provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the Internal Revenue Service and to the Non-U.S. Holder on IRS Form 1042-S.

 Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

 Unless extended by new legislation, however, the reduction in the backup withholding rate to 28% expires and the 31% backup withholding rate is reinstated for payments made after December 31, 2010.

 Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

 Piper Jaffray & Co. and Jefferies & Company, Inc. are acting as the joint bookrunning managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of Shares
Piper Jaffray & Co.	3,000,000
Jefferies & Company, Inc.	2,625,000
Ferris, Baker Watts, Incorporated	375,000
Keefe, Bruyette & Woods, Inc.	375,000
JMP Securities LLC	375,000
Roth Capital Partners, LLC	375,000
ABN AMRO Rothschild LLC	375,000

Total	7,500,000

 The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

 The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.67 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

 The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.

 We, our officers and directors, and the selling stockholders and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Piper Jaffray, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Piper Jaffray in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

 Each underwriter has represented, warranted and agreed that:

    •
    it has not offered or sold and, prior to the expiration of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    •
    it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

    •
    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

    •
    the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

 Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

 Our common stock is included for quotation on The Nasdaq National Market under the symbol "DLLR."

 The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Dollar Financial Corp.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$1.12	$1.12	$1.12	$1.12
Total	$8,263,500	$8,263,500	$136,500	$1,396,500

 At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares of our common stock being offered for sale to selected employees, officers, directors and related persons. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

 In connection with the offering, Piper Jaffray on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

 The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Piper Jaffray repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

 Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Stock Market's National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

 We and the selling stockholders estimate that our respective portions of the total expenses of this offering, assuming no exercise of the underwriters' over-allotment option, will be $11.3 million and $136,500.

 The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

 A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

 We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

 A managing director of Jefferies & Company, Inc. is the brother of Jonathan Sokoloff, one of our directors.

LEGAL MATTERS

 The validity of the common stock offered in this prospectus will be passed upon for us by Irell & Manella LLP, Los Angeles, California and for the underwriters by Sullivan & Cromwell, LLP, Los Angeles, California.

EXPERTS

 The consolidated financial statements of Dollar Financial Corp. (formerly DFG Holdings, Inc.) at June 30, 2004 and 2003, and for each of the three years in the period ended June 30, 2004, included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

 We have filed with the SEC a registration statement on Form S-1 with respect to the securities we are offering. This prospectus, which forms a part of this registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those contracts or documents. The registration statement, including its exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

 We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

 You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Dollar Financial Corp.
    1436 Lancaster Avenue
    Berwyn, Pennsylvania 19312-1288
    Phone: (610) 296-3400

INDEX TO FINANCIAL STATEMENTS

Dollar Financial Corp. (formerly DFG Holdings, Inc.) and Subsidiaries
Audited Consolidated Financial Statements for Year Ended June 30, 2004
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2004 and 2003	F-3
Consolidated Statements of Operations for the Years Ended June 30, 2004, 2003 and 2002	F-4
Consolidated Statements of Shareholders' Deficit for the Years Ended June 30, 2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements for Three Months Ended September 30, 2004
Interim Unaudited Consolidated Balance Sheets as of September 30, 2004 and June 30, 2004	F-40
Interim Unaudited Consolidated Statements of Operations for the Three Months Ended September 30, 2004 and 2003	F-41
Interim Unaudited Consolidated Statements of Cash Flows for the Three Months Ended September 30, 2004 and 2003	F-42
Notes to Interim Unaudited Consolidated Financial Statements	F-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Dollar Financial Corp.

 We have audited the accompanying consolidated balance sheets of Dollar Financial Corp. as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar Financial Corp. at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 27, 2004, except for Note 16,
    as to which the date is January 27, 2005

DOLLAR FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,
	2003	2004
Assets
Cash and cash equivalents	$71,809	$69,270
Loans receivable
Loans receivable	15,603	32,902
Loans receivable pledged	8,000	—

Total loans receivable	23,603	32,902
Less: Allowance for loan losses	1,344	2,315

Loans receivable, net	22,259	30,587
Other consumer lending receivables	6,458	7,404
Other receivables	4,500	3,787
Income taxes receivable	2,939	6,125
Prepaid expenses	3,981	4,380
Deferred income taxes, net of valuation allowance of $0 and $24,474	15,610	—
Notes and interest receivable—officers	4,642	5,054
Property and equipment, net of accumulated depreciation of $39,309 and $49,540	29,209	27,965
Goodwill and other intangibles, net of accumulated amortization of $22,017 and $23,339	143,416	149,118
Debt issuance costs, net of accumulated amortization of $9,201 and $987	6,737	11,428
Other	2,051	4,219

	$313,611	$319,337

Liabilities and shareholders' deficit
Accounts payable	$17,245	$15,863
Foreign income taxes payable	1,380	5,979
Accrued expenses and other liabilities	10,686	17,854
Accrued interest payable	1,656	5,525
Other collateralized borrowings	8,000	—
Revolving credit facilities	61,699	—
10.875% Senior Notes due 2006	109,190	—
13.0% Senior Discount Notes due 2006	112,644	—
9.75% Senior Notes due 2011	—	241,176
16.0% Senior Notes due 2012	—	42,070
13.95% Senior Subordinated Notes due 2012	—	41,652
Subordinated notes payable and other	20,081	105
Shareholders' deficit:
Common stock, $0.001 par value: 55,500,000 shares authorized; 11,025,001 shares issued at June 30, 2003 and 2004	11	11
Additional paid-in capital	61,470	61,470
Accumulated deficit	(92,883)	(120,916)
Accumulated other comprehensive income	7,697	13,813
Treasury stock at cost; 59,222 shares at June 30, 2003 and 2004	(956)	(956)
Management equity loan	(4,309)	(4,309)

Total shareholders' deficit	(28,970)	(50,887)

	$313,611	$319,337

See accompanying notes.

DOLLAR FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended June 30,
	2002	2003	2004
Revenues:
Check cashing	$104,792	$108,435	$117,397
Consumer lending:
Fees from consumer lending	98,538	107,580	122,461
Provision for loan losses and adjustment to servicing revenue	(27,913)	(24,995)	(24,489)

Consumer lending, net	70,625	82,585	97,972
Money transfer fees	10,098	11,652	13,052
Other	16,461	16,716	18,009

Total revenues	201,976	219,388	246,430
Store and regional expenses:
Salaries and benefits	65,295	69,799	76,008
Occupancy	18,087	18,856	19,805
Depreciation	6,522	5,859	6,546
Returned checks, net and cash shortages	9,107	8,531	9,132
Telephone and telecommunication	5,587	5,538	5,665
Advertising	4,949	5,899	6,943
Bank charges	4,240	3,138	3,744
Armored carrier services	2,651	2,873	3,051
Other	19,704	21,787	24,786

Total store and regional expenses	136,142	142,280	155,680
Establishment of reserves for new consumer lending arrangements	2,244	—	—
Corporate expenses	24,516	31,241	32,813
Management fee	1,049	1,049	1,003
Losses on store closings and sales and other restructuring	1,435	3,987	361
Other depreciation and amortization	2,709	3,320	3,286
Interest expense, net of interest income of $513, $431 and $436	31,274	34,620	40,123
Loss on extinguishment of debt	—	—	10,355
Litigation settlement costs	—	2,750	—

Income before income taxes	2,607	141	2,809
Income tax provision	5,999	8,735	30,842

Net loss	$(3,392)	$(8,594)	$(28,033)

Net loss per share:
Basic	$(0.31)	$(0.78)	$(2.56)
Diluted	$(0.31)	$(0.78)	$(2.56)
Weighted average shares outstanding
Basic	10,965,778	10,965,778	10,965,778
Diluted	10,965,778	10,965,778	10,965,778

See accompanying notes.

DOLLAR FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

(In thousands, except share data)

	Common Stock				Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital	(Accumulated Deficit)		Treasury Stock	Management Equity Loan	Total Shareholders' Deficit
	Shares	Amount
Balance, June 30, 2001	11,025,001	$11	$61,470	$(80,897)	$(9,199)	$(956)	$(4,309)	$(33,880)
Comprehensive income
Translation adjustment for the year ended June 30, 2002					4,854			4,854
Net loss for the year ended June 30, 2002				(3,392)				(3,392)

Total comprehensive income								1,462

Balance, June 30, 2002	11,025,001	11	61,470	(84,289)	(4,345)	(956)	(4,309)	(32,418)

Comprehensive income
Translation adjustment for the year ended June 30, 2003					12,042			12,042
Net loss for the year ended June 30, 2003				(8,594)				(8,594)

Total comprehensive income								3,448

Balance, June 30, 2003	11,025,001	11	61,470	(92,883)	7,697	(956)	(4,309)	(28,970)

Comprehensive income
Translation adjustment for the year ended June 30, 2004					6,116			6,116
Net loss for the year ended June 30, 2004				(28,033)				(28,033)

Total comprehensive loss								(21,917)

Balance, June 30, 2004	11,025,001	$11	$61,470	$(120,916)	$13,813	$(956)	$(4,309)	$(50,887)

 See accompanying notes.

DOLLAR FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended June 30,
	2002	2003	2004
Cash flows from operating activities:
Net loss	$(3,392)	$(8,594)	$(28,033)
Adjustments to reconcile net income to net cash provided by operating activities:
Interest expense from Senior Discount Notes due 2006	12,539	14,373	5,827
Depreciation and amortization	11,040	11,309	11,713
Loss on extinguishment of debt	—	—	10,355
Losses on store closings and sales and other restructuring	1,154	3,987	187
Establishment of reserves for new consumer lending arrangements	1,448	—	—
Foreign currency gain on revaluation of collateralized borrowings	—	(398)	(838)
Deferred tax benefit (provision)	(4,184)	(4,310)	15,610
Change in assets and liabilities (net of effect of acquisitions):
Decrease (increase) in loans and other receivables	2,368	(9,785)	(9,244)
(Increase) decrease in income taxes receivable	(1,145)	317	(3,186)
Decrease (increase) in prepaid expenses and other	309	1,375	(2,152)
(Decrease) increase in accounts payable, income taxes payable, accrued expenses and accrued interest payable	(6,695)	(5,409)	17,964

Net cash provided by operating activities	13,442	2,865	18,203
Cash flows from investing activities:
Acquisitions, net of cash acquired	(45)	(3,251)	(550)
Gross proceeds from sales of fixed assets	—	—	81
Additions to property and equipment	(10,063)	(7,428)	(8,150)

Net cash used in investing activities	(10,108)	(10,679)	(8,619)
Cash flows from financing activities:
Redemption of 16.0% Senior Notes due 2012	—	—	(10,283)
Redemption of 13.95% Senior Subordinated Notes due 2012	—	—	(9,060)
Redemption of 10.875% Senior Subordinated Notes due 2006	—	—	(20,734)
Redemption of 13.0% Senior Discount Notes due 2006	—	—	(22,962)
Redemption of collateralized borrowings	—	—	(8,277)
Other debt payments	(64)	(3)	(72)
Other collateralized borrowings	—	8,000	—
Issuance of 9.75% Senior Notes due 2011	—	—	241,176
Redemption of 10.875% Senior Notes due 2006	—	—	(111,170)
Net increase (decrease) in revolving credit facilities	11,112	(17,237)	(61,699)
Payments of debt issuance costs	(571)	(690)	(11,218)
Purchase of treasury stock	(57)	—	—

Net cash provided by (used in) financing activities	10,420	(9,930)	(14,299)
Effect of exchange rate changes on cash and cash equivalents	427	2,916	2,176

Net increase (decrease) in cash and cash equivalents	14,181	(14,828)	(2,539)
Cash and cash equivalents at beginning of year	72,456	86,637	71,809

Cash and cash equivalents at end of year	$86,637	$71,809	$69,270

Supplemental disclosures of cash flow information
Interest paid	$17,472	$18,432	$21,485
Income taxes paid	$16,035	$14,548	$13,858

See accompanying notes.

DOLLAR FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

1.    Organization and Business

The accompanying consolidated financial statements are those of Dollar Financial Corp. and its wholly-owned subsidiaries (collectively, the "Company"). Dollar Financial Corp. is the parent company of Dollar Financial Group, Inc. ("OPCO"). The activities of Dollar Financial Corp. consist primarily of its investment in OPCO. Dollar Financial Corp. has no employees or operating activities.

 The Company, through its subsidiaries, provides retail financial services through a network of 1,110 locations (of which 638 are Company-operated) operating as Money Mart, The Money Shop, Loan Mart and Insta-Cheques in sixteen states, the District of Columbia, Canada and the United Kingdom. The services provided at the Company's retail locations include check cashing, short-term consumer loans, sale of money orders, money transfer services and various other related services. Also, the Company's subsidiary Money Mart Express® services and originates short-term consumer loans through 458 independent document transmitter locations in 15 states.

2.    Significant Accounting Policies

Use of Estimates

 The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

 The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

 Certain prior year amounts have been reclassified to conform to current year presentation.

Revenue recognition

 With respect to company-operated stores, revenues from the Company's check cashing, money order sales, money transfer and bill payment services and other miscellaneous services reported in other revenues on its statements of operations are all recognized when the transactions are completed at the point-of-sale in the store.

 With respect to the Company's franchised locations, it recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalty payments from its franchisees are recognized as earned.

 For short term consumer loans that the Company makes directly, which have terms ranging from 1 to 37 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan.

 In addition to the short-term consumer loans originated and funded by the Company, the Company also has relationships with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Pursuant to these relationships, the Company markets and services short-term consumer loans, which have terms ranging from 7 to 23 days, that are funded by the banks. The banks are responsible for the application review process and determining whether to approve an application and fund a loan. As a result, the banks' loans are not reflected on the Company's balance sheet. The Company earns a marketing and servicing fee for each loan that is paid by borrowers to the banks.

 For loans funded by County Bank, the Company recognizes net servicing fee income ratably over the life of the related loan. In addition, each month County Bank withholds certain servicing fees payable to the Company in order to maintain a cash reserve. The amount of the reserve is equal to a fixed percentage of outstanding loans at the beginning of the month plus a percentage of the finance charges collected during the month. Each month, net credit losses are applied against County Bank's cash reserve. Any excess reserve is then remitted to the Company as a collection bonus. The remainder of the finance charges not applied to the reserve are either used to pay costs incurred by County Bank related to the short term loan program, retained by the bank as interest on the loan or distributed to the Company as a servicing fee.

 For loans funded by First Bank of Delaware, the Company recognizes net servicing fee income ratably over the life of the related loan. In addition, the bank has established a target loss rate for the loans marketed and serviced by the Company. Servicing fees payable to the Company are reduced if actual losses exceed this target loss rate by the amount they exceed it. If actual losses are below the target loss rate, the difference is paid to the Company as a servicing fee. The measurement of the actual loss rate and settlement of servicing fees occurs twice every month.

 Because the Company's servicing fees are reduced by loan losses incurred by the banks, it has established a reserve for servicing fee adjustments. To estimate the appropriate reserve for servicing fee adjustments, the Company considers the amount of outstanding loans owed to the banks, historical loans charged off, current collections patterns and current economic trends. The reserve is then based on net write-offs, expressed as a percentage of loans originated on behalf of the banks applied against the total amount of the banks' outstanding loans. This reserve is reported in accrued expenses and other liabilities on the Company's balance sheet and was $1.1 million at June 30, 2003 and $1.4 million at June 30, 2004.

 If one of the banks suffers a loss on a loan, the Company immediately records a charge-off against the reserve for servicing fee adjustments for the entire amount of the unpaid item. A recovery is credited to the reserve during the period in which the recovery is made. Each month, the Company replenishes the reserve in an amount equal to the net losses charged to the reserve in that month. This replenishment, as well as any additional provisions to the reserve for servicing fees adjustments as a result of the calculations set forth above, is charged against revenues.

Cash and Cash Equivalents

 Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Loans Receivable, Net

 Unsecured short-term and longer-term installment loans that the Company originates on its own behalf are reflected on the balance sheet in loans receivable, net. Loans receivable, net are reported net of a reserve related to consumer lending as described below in company funded consumer loan loss reserves policy.

Property and Equipment

 Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using either the straight-line or double declining balance method over the estimated useful lives of the assets, which vary from three to five years.

Intangible Assets

 Under the provisions of SFAS 142, "Goodwill and Other Intangible Assets" intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss if any (see Note 10). The Company has completed the required impairment tests and determined that goodwill was not impaired.

Deferred Offering Costs

 Through June 30, 2004, the Company incurred approximately $1.4 million of costs in connection with a proposed public offering of its common stock. These costs are included in "Other Assets" on the Company's balance sheet. In August 2004, the Company announced that it had postponed its proposed public offering due to market conditions. If the proposed offering were to be permanently abandoned, the costs incurred would be charged to expense in the period the decision is made. If the proposed offering is successful, the contribution to shareholders' equity will be reduced by these costs.

Debt Issuance Costs

 Debt issuance costs are amortized using the effective yield method over the remaining term of the related debt (see Note 5).

Store and Regional Expenses

 The direct costs incurred in operating the Company's stores have been classified as store expenses. Store expenses include salaries and benefits of store and regional employees, rent and other occupancy costs, depreciation of property and equipment, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, telephone and telecommunication and other costs incurred by the stores. Excluded from store operations are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs.

Company Funded Consumer Loan Loss Reserves Policy

 The Company maintains a loan loss reserve for anticipated losses for loans it makes directly through some of its company-operated locations. To estimate the appropriate level of loan loss reserves, the Company considers the amount of outstanding loans owed to it, historical loans charged off, current collection patterns and current economic trends. The Company's current loan loss reserve is based on its net charge-offs, expressed as a percentage of loans originated for the last twelve months applied against the total amount of outstanding loans that it makes directly. As these conditions change, the Company may need to make additional provisions in future periods.

 When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the Company immediately records a charge-off against the consumer loan loss reserve for the entire amount of the unpaid item. A recovery is credited to the reserve during the period in which the recovery is made. Each month, the Company replenishes the reserve in an amount equal to the net losses charged to the reserve in that month. This replenishment, as well as any additional provisions to the loan loss reserve as a result of the calculations in the preceding paragraph, is charged against revenues.

Check Cashing Returned Item Policy

 The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. The net expense for bad checks included in returned checks, net and cash shortages in the accompanying consolidated statements of operations was $7,062,000, $6,738,000 and $7,662,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

Income Taxes

 The Company uses the liability method to account for income taxes. Accordingly, deferred income taxes have been determined by applying current tax rates to temporary differences between the amount of assets and liabilities determined for income tax and financial reporting purposes.

 The Company intends to reinvest its foreign earnings and as a result the Company has not provided a deferred tax liability on foreign earnings.

Employees' Retirement Plan

 Retirement benefits are provided to substantially all full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. The Company will match 50% of each employee's contribution, up to 8% of the employee's compensation. In addition, a discretionary contribution may be made if the Company meets its financial objectives. The amount of contributions charged to expense was $614,000, $775,000 and $720,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

Advertising Costs

 The Company expenses advertising costs as incurred. Advertising costs charged to expense were $5,844,000, $6,922,000 and $7,406,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

Fair Value of Financial Instruments

 The carrying values of the revolving credit facilities approximate fair values, as these obligations carry a variable interest rate. The fair value of the Company's 16% Senior Notes, 13.95% Senior Subordinated Notes and OPCO's Senior Notes are based on quoted market prices (see note 5). The Company's other financial instruments consist of cash and cash equivalents, loan and other consumer lending receivables, which are short-term in nature and their fair value approximates their carrying value.

 Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time, the Company may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At June 30, 2004, the Company held put options with an aggregate notional value of $(CAN) 44.0 million and £(GBP) 7.7 million to protect the currency exposure in Canada and the United Kingdom throughout fiscal year 2005. The Company uses purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted earnings denominated in currencies other than the U.S. dollar. The Company's cash flow hedges have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders" equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of June 30, 2004 no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness in the Company's cash flow hedges for the year ended June 30, 2004. The fair market value at June 30, 2004 was $561,000 and is included in other assets on the balance sheet.

Foreign Currency Translation and Transactions

 The Company operates check cashing and financial services outlets in Canada and the United Kingdom. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with U.S. generally accepted accounting principles. All balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in corporate expenses.

Franchise Fees and Royalties

 The Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are accrued as earned. The standard franchise agreements grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As part of the franchise agreement, the Company provides certain pre-opening assistance including site selection and evaluation, design plans, operating manuals, software and training. After the franchised location has opened, the Company must also provide updates to the software, samples of certain advertising and promotional materials and other post-opening assistance that the Company determines is necessary. Initial franchise fees included in revenues were $59,000, $283,000 and $389,000 for the years ended June 30, 2002, 2003 and 2004, respectively. Total franchise revenues were $5.2 million, $6.3 million and $7.5 million for the years ended June 30, 2002, 2003 and 2004, respectively.

Earnings (Loss) per Share

 Basic earnings per share is computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options exercised their options to purchase common stock. For all years presented, the exercise of the options was not considered because they were antidilutive.

Stock Based Compensation Plan

 At June 30, 2004, the Company offered a stock option plan, under which shares of common stock may be awarded to employees or consultants of OPCO. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized.

 The following table reconciles the required disclosure under SFAS No. 148, which summarizes the amount of stock-based compensation expense, net of related tax effects, which would be included in the determination of net income if the expense recognition provisions of SFAS No. 123 had been applied to all stock option awards in all years presented (in thousands, except per share data):

	Year Ended June 30,
	2002	2003	2004
Net loss, as reported	$(3,392)	$(8,594)	$(28,033)
Total stock-option expense determined under the fair value based method, net of related tax benefits	406	230	351

Pro forma net loss	$(3,798)	$(8,824)	$(28,384)

Basic loss per share	$(0.31)	$(0.78)	$(2.56)
Diluted loss per share	$(0.31)	$(0.78)	$(2.56)
Pro-forma basic loss per share	$(0.35)	$(0.80)	$(2.59)
Pro-forma diluted loss per share	$(0.35)	$(0.80)	$(2.59)

 In determining the pro forma stock compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 2004 and 2001, respectively: expected volatility of 46% and 46%; expected lives of 6.0 and 6.0 years; risk-free interest rate of 4.35% and 5.02%; fair market value at date of grant of $5.05 and $6.68 per share; and no expected dividends.

3.    Stock Option Plan

The Company's 1999 Stock Incentive Plan (the "Plan") states that 784,393 shares of its common stock may be awarded to employees or consultants of the Company. The awards, at the discretion of the Company's Board of Directors, may be issued as nonqualified stock options or incentive stock options. Stock appreciation rights ("SARs") may also be granted in tandem with the nonqualified stock options or the incentive stock options. Exercise of the SARs cancels the option for an equal number of shares and exercise of the nonqualified stock options or incentive stock options cancels the SARs for an equal number of shares. The number of shares issued under the Plan is subject to adjustment as specified in the Plan provisions. No options may be granted after February 15, 2009. The options are exercisable in 20% increments annually on the first, second, third, fourth and fifth anniversary of the grant date and have a term of ten years from the date of issuance.

 During the year ended June 30, 2004, 301,920 nonqualified stock options were granted under the Plan at an exercise price of $10.09, the estimated fair market value of the common stock on the date of grant. The options are exercisable in 20% increments annually on the first, second, third, fourth and fifth anniversary of the grant date and have a term of ten years from the date of issuance.

 The following table presents information on stock options:

	Shares	Price Per Share
Options outstanding at June 30, 2001 (231,341 shares exercisable)	693,360	$5.81/$13.06
Granted	—	—
Exercised	—	—
Forfeited	(25,530)	$5.81/$13.06

Options outstanding at June 30, 2002 (361,877 shares exercisable)	613,830	$5.81/$13.06
Granted	—	—
Exercised	—	—
Forfeited	(74,370)	$5.81/$13.06

Options outstanding at June 30, 2003 (435,137 shares exercisable)	539,460	$5.81/$13.06
Granted	301,920	$10.09
Exercised	—	—
Forfeited	(59,940)	$5.81/$13.06

Options outstanding at June 30, 2004 (466,200 shares exercisable)	781,440	$5.81/$10.09/$13.06

 The following table presents information on stock options by exercise price:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding at June 30, 2004	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at June 30, 2004
$5.81	446,220	4.6	446,220
$10.09	301,920	9.5	—
$13.06	33,300	6.4	19,980

	781,440	6.6	466,200

4.    Property and Equipment

Property and equipment at June 30, 2003 and 2004 consist of (in thousands):

	June 30,
	2003	2004
Land	$157	$172
Leasehold improvements	20,871	24,982
Equipment and furniture	47,490	52,351

	68,518	77,505
Less accumulated depreciation	39,309	49,540

Total property and equipment	$29,209	$27,965

 Depreciation expense amounted to $8,835,000, $9,006,000 and $9,738,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

5.    Debt

The Company had debt obligations at June 30, 2003 and 2004 as follows (in thousands):

	June 30,
	2003	2004
Revolving credit facility; interest at one-day Eurodollar, as defined, plus 4.00% at June 30, 2003 of the outstanding daily balances payable monthly; weighted average interest rate of 5.36% for the year ended June 30, 2003 (facility terminated November 2003, see refinancing discussion)	$60,764	$—
United Kingdom overdraft facility; interest at the bank base rate, as defined, plus 1.00% at June 30, 2003, 4.75% at June 30, 2003 of the outstanding daily balances payable quarterly; weighted average interest rate of 4.90% for the year ended June 30, 2003	935	—
OPCO 9.75% Senior Notes due November 15, 2011; interest payable semi-annually on May 15 and November 15	—	241,176
16% Senior Notes due May 15, 2012; interest payable semi-annually in arrears May 15 and November 15	—	42,070
13.95% Senior Subordinated Notes due May 15, 2012; interest payable semi-annually in arrears May 15 and November 15	—	41,652
13% Senior Discount Notes due December 18, 2006; interest payable semi-annually in arrears June 30 and December 30, commencing June 30, 2004	112,644	—
Other collateralized borrowings; interest rate of 15.6% subject to loss rates on the related U.K. loans pledged	8,000	—
10.875% Senior Notes due November 15, 2006; interest payable semiannually on May 15 and November 15	109,190	—
10.875% Senior Subordinated Notes due December 31, 2006; interest payable semiannually on June 30 and December 30	20,000	—
Other	81	105

	$311,614	$325,003

 Prior to November 13, 2003, OPCO had $109.2 million of 10.875% Senior Notes due 2006 (the "Old OPCO Senior Notes"), which were registered under the Securities Act of 1933, as amended. The payment obligations under the Old OPCO Notes were jointly and severally guaranteed, on a full and unconditional basis, by each of OPCO's existing subsidiaries. There were no restrictions on OPCO's and the guarantor subsidiaries' ability to obtain funds from their subsidiaries by dividend or by loan. Also, OPCO had $20 million aggregate principal amount of its 10.875% Senior Subordinated Notes due 2006 (the "Old OPCO Senior Subordinated Notes") outstanding.

 The Company entered into an agreement dated December 18, 1998 pursuant to which the Company issued $120.6 million aggregate principal amount of 13% Senior Discount Notes ("Old Senior Discount Notes") from which the Company received $64.0 million in gross cash proceeds. The $56.6 million discount was accreted by the effective interest method through the period ending December 18, 2003. The fully accreted Senior Discount Notes accrued interest payable semi-annually in arrears. The parties to the agreement have negotiated an exchange agreement that took effect on November 13, 2003.

 On May 6, 2004, OPCO consummated an offering of $20.0 million principal amount of 9.75% Senior Notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which OPCO had issued $220.0 million of notes in November 2003 (the "New Notes Indenture"). The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities under the New Notes Indenture. The net proceeds from the May 2004 note offering were distributed to the Company to redeem approximately $9.1 million aggregate principal amount of its 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of its 13.95% senior subordinated notes due 2012.

 The New Credit Facility consists of a $55.0 million senior secured reducing revolving credit facility. The commitment under the New Credit Facility was reduced by $750,000 on January 2, 2004 and on the first business day of each calendar quarter thereafter, and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15.0 million. The commitment may be subject to further reductions in the event OPCO engages in certain issuances of securities or asset disposals. Under the New Credit Facility, up to $20.0 million may be used in connection with letters of credit. Amounts outstanding under the New Credit Facility bear interest at either (i) the higher of (a) the federal funds rate plus 0.50% per annum or (b) the rate publicly announced by Wells Fargo, San Francisco, as its "prime rate," plus 3.25% at June 30, 2004, (ii) the LIBOR Rate (as defined therein) plus 4.50% at June 30, 2004, or (iii) the one day Eurodollar Rate (as defined therein) plus 4.50% at June 30, 2004, determined at OPCO's option. At June 30, 2004, OPCO's borrowing capacity was $40.5 million and there was none outstanding.

 Interest on the Replacement Senior Notes and Replacement Senior Subordinated Notes will be payable semi-annually in arrears. On any semi-annual interest payment date on or prior to November 15, 2008, the Company has the option to pay all or any portion of the interest payable on the relevant interest payment date by increasing the principal amount of the Replacement Senior Notes or Replacement Senior Subordinated Notes, as applicable, in a principal amount equal to the interest that the Company chooses not to pay in cash. On any semi-annual payment date on or after May 15, 2009, all interest due on the Replacement Senior Notes and the Replacement Senior Subordinated Notes is payable in cash semi-annually, in arrears.

 The Replacement Senior Notes and the Replacement Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option, at any time.

 The Replacement Senior Notes will be redeemable at the following redemption prices if redeemed during the indicated calendar year (or on any earlier date, in the case of 2004), expressed as percentages of the principal amount, plus accrued interest, if any, to the date of redemption:

Year	Percentage
2004	112.5%
2005	110.0%
2006	107.5%
2007	105.0%
2008	102.5%
2009 and thereafter	100.0%

 The Replacement Senior Subordinated Notes will be redeemable at the following redemption prices if redeemed during the indicated calendar year (or on any earlier date, in the case of 2005), expressed as percentages of the principal amount, plus accrued interest, if any, to the date of redemption:

Year	Percentage
2005 or prior	100.0%
2006	112.5%
2007	110.0%
2008	107.5%
2009	105.0%
2010	102.5%
2011 and thereafter	100.0%

 The 9.75% Senior Notes are redeemable, in whole or in part, at OPCO's option, at any time on or after November 15, 2007. If redeemed during the twelve month period commencing November 15 of the years indicated below, the 9.75% Senior Notes will be redeemable at the following redemption prices, expressed as percentages of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption:

Year	Percentage
2007	104.875%
2008	102.438%
2009 and thereafter	100.000%

 Prior to November 15, 2006, OPCO may redeem up to 35% of the aggregate principal amount of the 9.75% Senior Notes with the net proceeds of certain equity issuances at a redemption price equal to 109.75% of the principal amount thereof, plus accrued an unpaid interest and liquidated damages, if any, to the date of redemption.

 The 9.75% Senior Notes, the New Credit Facility, the Replacement Senior Notes and the Replacement Senior Subordinated Notes contain certain financial and other restrictive covenants, which, among other things, require the Company to achieve certain financial ratios, limit capital expenditures, restrict payment of dividends and require certain approvals in the event the Company wants to increase the borrowings. At June 30, 2004, the Company is in compliance with all covenants.

 The Company established a Canadian dollar overdraft credit facility to fund peak working capital needs for its Canadian operations. The overdraft credit facility, which has no stated maturity date, provides for a commitment of up to approximately $10.0 million of which $0.0 million and $0.0 million were outstanding as of June 30, 2003 and 2004, respectively. Amounts outstanding under the facility bear interest at Canadian prime and are secured by $10.0 million letter of credit issued by Wells Fargo Bank under the New Credit Facility.

 Prior to March 31, 2004, the Company's United Kingdom operations also had a British pound overdraft facility that bore interest at 1.00% over LIBOR for the year ended June 30, 2003 and which provided for a commitment of approximately $6.2 million. The overdraft facility was secured by a $6.0 million letter of credit issued by Wells Fargo Bank under the New Credit Facility. This overdraft facility expired on March 31, 2004.

 The total fair market value of the Old OPCO Senior Notes and the Old OPCO Senior Subordinated Notes at June 30, 2003 was approximately $122.7 million based on quoted market prices.

 The total fair market value of the New OPCO Senior Notes due 2011 at June 30, 2004 was approximately $250.8 million.

 Interest of $17,472,000, $18,432,000 and $21,485,000 was paid for the years ended June 30, 2002, 2003 and 2004, respectively.

6.    Income Taxes

The provision for income taxes for the years ended June 30, 2002, 2003 and 2004 consists of the following (in thousands):

	Year Ended June 30,
	2002	2003	2004
Federal:
Current	$260	$(224)	$—
Deferred	(3,788)	(3,938)	14,413

	(3,528)	(4,162)	14,413
Foreign taxes:
Current	9,550	13,088	15,232
Deferred	(74)	—	—

	9,476	13,088	15,232
State:
Current	373	181	—
Deferred	(322)	(372)	1,197

	51	(191)	1,197

	$5,999	$8,735	$30,842

 The significant components of the Company's deferred tax assets and liabilities at June 30, 2003 and 2004 are as follows (in thousands):

	June 30,
	2003	2004
Deferred tax assets:
Loss reserves	$834	$1,219
Foreign withholding taxes	21	6
Depreciation	2,547	2,051
Accrued compensation	573	1,130
Reserve for store closings	560	215
Foreign tax credits	230	—
Other accrued expenses	405	268
Accrued interest	16,448	5,327
Net operating loss	—	15,201
Other	14	85

Gross deferred tax assets	21,632	25,502
Valuation allowance	—	(24,474)
Deferred tax liabilities:
Amortization and other temporary differences	6,022	1,028

Net deferred tax asset	$15,610	$—

 A reconciliation of the provision for income taxes with amounts determined by applying the federal statutory tax rate to income (loss) before income taxes is as follows (in thousands):

	Year Ended June 30,
	2002	2003	2004
Tax provision at federal statutory rate	$912	$49	$964
Add (deduct):
State tax provision, net of federal tax benefit	34	(134)	—
Foreign taxes	1,673	2,419	1,122
US tax on foreign earnings	2,370	5,162	2,349
Canadian restructuring	—	—	5,143
High Yield Debt Interest	835	950	397
Other permanent differences	175	289	452
Valuation allowance	—	—	20,415

Tax provision at effective tax rate	$5,999	$8,735	$30,842

 Due to the refinancing of the Company's debt, significant deferred tax assets have been generated. The Company provided a valuation allowance against all of its deferred taxes at June 30, 2004 which amounted to $24.5 million. Because realization is not assured, the Company has not recorded the benefit of the deferred tax assets. As of June 30, 2004, the Company has approximately $43.1 million of federal and state net operating and loss carry forwards available to offset future taxable income. The federal and state net operating loss carry forwards will begin to expire in 2023, if not utilized.

6.    Income Taxes (Continued)

 After the refinancing of its debt, the Company elected not to include Canadian income in its taxable income for US tax return filing purposes. As a result of this election the Company provided a $3.9 million valuation allowance and reversed any related deferred taxes.

 Foreign, federal and state income taxes of approximately $16,035,000, $14,548,000 and $13,858,000 were paid during the years ended June 30, 2002, 2003 and 2004, respectively.

7.    Losses on Store Closings and Sales and Other Restructuring

For the fiscal year ended June 30, 2003, the Company closed 27 underperforming stores and consolidated and relocated certain non-operating functions to reduce costs and increase efficiencies. Costs incurred with the restructuring are comprised of severance and other retention benefits to employees who were involuntarily terminated and store closure costs related to the locations the Company will no longer utilize. During the fiscal year ended June 30, 2003, the Company recorded costs for severance and other retention benefits of $1.7 million and store closure costs of $1.6 million consisting primarily of lease obligations and leasehold improvement write-offs. These charges were expensed within "Losses on store closings and sales and other restructuring" on the Consolidated Statements of Operations. The restructuring was completed by the fiscal year end. All of the locations that were closed and for which the workforce was reduced are included in the United States geographic segment. The Company, as required, adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Disposal or Exit Activities, on January 1, 2003.

 Following is a reconciliation of the beginning and ending balances of the restructuring liability (in millions):

	Severance and Other Retention Benefits	Store Closure Costs	Total
Balance at June 30, 2002	$—	$—	$—
Charge recorded in earnings	1.7	1.6	3.3
Amounts paid	(0.5)	(0.8)	(1.3)
Non-cash charges	—	(0.6)	(0.6)

Balance at June 30, 2003	1.2	0.2	1.4
Reclassification	(0.7)	0.7	—
Amounts paid	(0.5)	(0.5)	(1.0)

Balance at June 30, 2004	$—	$0.4	$0.4

The Company also expenses costs related to the closure of stores in the normal course of its business. Costs directly expensed for the years ended June 30, 2002, 2003 and 2004 were $1,435,000, $722,000 and $361,000, respectively.

8.    Loss on Extinguishment of Debt

On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% senior notes due 2011. The proceeds from this offering were used to redeem all of its outstanding 10.875% senior notes and its outstanding 10.875% senior subordinated notes, to refinance our credit facility, to distribute a portion of the proceeds to us to redeem an equal amount of our parent's senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving our senior discount notes. On May 6, 2004, OPCO consummated an offering of $20.0 million principal amount of 9.75% Senior Notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which OPCO had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities. The net proceeds from the May 2004 note offering were distributed to the Company to redeem approximately $9.1 million aggregate principal amount of its 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of its 13.95% senior subordinated notes due 2012.

 On June 30, 2004, the Company terminated an agreement under which it sold a participation interest in a portion of the short-term consumer loans originated by the Company in the United Kingdom to a third party. Associated with the termination of this agreement the Company paid $276,660 representing a prepayment penalty.

 The loss incurred on the extinguishment of debt is as follows (in millions):

Call Premium
16.0% Senior Notes	$1.23
13.95% Senior Subordinated Notes	—
Dollar Financial Group, Inc. 10.875% Senior Notes	1.98
Dollar Financial Group, Inc.10.875% Senior Subordinated Notes	0.73
Write-off of previously capitalized deferred issuance costs, net	6.14
Prepayment penalty on the extinguishment of collateralized borrowings	0.28

Loss on extinguishment of debt	$10.36

9.    Commitments

The Company occupies office and retail space and uses certain equipment under operating lease agreements. Rent expense amounted to $15,265,000, $16,067,000 and $16,881,000 for the years ended June 30, 2002, 2003 and 2004, respectively. Most leases contain standard renewal clauses.

 Minimum obligations under noncancelable operating leases for the year ended June 30 are as follows (in thousands):

Year	Amount
2005	$17,143
2006	13,458
2007	10,364
2008	7,640
2009	5,556
Thereafter	7,301

$61,462

10.    Goodwill and Other Intangibles

In accordance with the provisions of SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. During fiscal 2003, the Company paid $2.0 million in additional consideration based upon a future results of operations earn-out agreement related to one of its United Kingdom acquisitions. This amount has been included as goodwill on the Consolidated Balance Sheet. The Company has covenants not to compete, which are deemed to have a definite life and will continue to be amortized. Amortization for these intangibles for the years ended June 30, 2004, 2003 and 2002 was $95,000, $173,000 and $225,000, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years ending June 30, is:

Fiscal year ending June 30,	Amount
(in thousands)
2005	$19.2

 The following table reflects the components of intangible assets (in thousands):

	June 30, 2003		June 30, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortized intangible assets:
Cost in excess of net assets acquired	$162,987	$19,686	$169,115	$20,016
Amortized intangible assets:
Covenants not to compete	2,446	2,331	2,452	2,433

 The changes in the carrying amount of goodwill and other intangibles by reportable segment for the fiscal years ended June 30, 2003 and 2004 are as follows (in thousands):

	United States	Canada	United Kingdom	Total
Balance at June 30, 2002	$56,544	$33,986	$41,734	$132,264
Amortization of other intangibles	(173)	—	—	(173)
Acquisitions	—	—	3,251	3,251
Foreign currency translation adjustments	—	4,103	3,428	7,531
Reclassification(1)	238	305	—	543

Balance at June 30, 2003	56,609	38,394	48,413	143,416
Amortization of other intangibles	(95)	—	—	(95)
Acquisitions	—	—	550	550
Foreign currency translation adjustments	—	427	4,820	5,247

Balance at June 30, 2004	$56,514	$38,821	$53,783	$149,118

(1)
Items represent brokers fees and other professional fees initially recorded to accounts receivable when paid as part of the original post-acquisition closing adjustments. The reclassification was made when it was determined that payment for these items had been the responsibility of the purchaser.

11.    Contingent Liabilities

The Company is a defendant in four putative class-action lawsuits, all of which were commenced by the same plaintiffs' law firm, alleging violations of California's wage-and-hour laws. The named plaintiffs in these suits, which are pending in the Superior Court of the State of California, are the Company's former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that the Company misclassified California store (Woods) and regional (Castillo) managers as "exempt" from a state law requiring the payment of overtime compensation, that the Company failed to provide employees with meal and rest breaks required under a new state law (Chin) and that the Company computed bonuses payable to their store managers using an impermissible profit-sharing formula (Williams). In January 2003, without admitting liability, the Company sought to settle the Woods case, which they believe to be the most significant of these suits, by offering each individual putative class member an amount intended in good faith to settle his or her claim. Approximately 92% of these settlement offers have been accepted. Plaintiff's' counsel is presently disputing through arbitration the validity of the settlements accepted by the individual putative class members. The Company believes it has meritorious defenses to the challenge and to the claims of the non-settling putative Woods class members and plan to defend them vigorously. The Company believes it has adequately provided for the costs associated with this matter. The Company is vigorously defending the Castillo, Chin and Williams lawsuits; and believes it has meritorious defense to the claims asserted in those matters. The Company believes the outcome of such litigation will not significantly affect its financial results.

 On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against the Company's Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of

British Columbia residents who, plaintiff claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On March 25, 2003, the Company moved to stay the action as against it and to compel arbitration of plaintiff's claims as required by his agreement with the Company. The court's decision denying that motion is presently on appeal. The Company believes it has meritorious defense to the action and intends to defend it vigorously. The Company believes the outcome of such litigation will not significantly affect its financial results.

 On October 21, 2003, a former customer, Kenneth D. Mortillaro, commenced an action against the Company's Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia and Québec) who, Mortillaro claims, were subjected to usurious charges in payday loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury and seeks restitution and damages in an unspecified amount, including punitive damages. On November 6, 2003, the Company learned of substantially similar claims asserted on behalf of a purported class of Alberta borrowers by Gareth Young, a former customer of the Company's Canadian subsidiary. The Young action is pending in the Court of Queens Bench of Alberta and seeks an unspecified amount of damages and other relief. On December 23, 2003, the Company was served with the statement of claim in an action brought in the Ontario Superior Court of Justice by another former customer, Margaret Smith. A similar action was also filed in the Court of Queen's Bench of Manitoba on April 26, 2004 by Nicole Blasko. The allegations and putative class in the Smith and Blasko actions are substantially the same as those in the Mortillaro action. Like the plaintiff in the MacKinnon action referred to above, Mortillaro, Young, Smith and Blasko have agreed to arbitrate all disputes with the Company. The Company believes that it has meritorious procedural and substantive defenses to the claims of each of these plaintiffs and intends to defend those claims vigorously. The Company believes the outcome of such litigation will not significantly affect its financial results.

 In addition to the litigation discussed above, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business. In the Company's opinion, the outcome of such litigation and proceedings will not significantly affect its financial results.

12.    Credit Risk

At June 30, 2003 and 2004, OPCO had 19 and 11, respectively, bank accounts in major U.S. financial institutions in the aggregate amount of $10,873,000 and $4,640,000, respectively, which exceeded Federal Deposit Insurance Corporation deposit protection limits. The Canadian Federal Banking system provides customers with similar deposit insurance through the Canadian Deposit Insurance Corporation ("CDIC"). At June 30, 2003 and 2004, the Company's Canadian subsidiary had 13 bank accounts totaling $15,039,000 and $1,274,666, respectively, which exceeded CDIC limits. At June 30, 2003 and 2004 the Company's United Kingdom operations had 30 and 32 bank accounts, respectively, totaling $6,085,000 and $11,698,000. These financial institutions have strong credit ratings, and management believes credit risk relating to these deposits is minimal.

 Since June 13, 2002, the Company has acted as a servicer for County Bank of Rehoboth Beach, Delaware and since October 18, 2002, for First Bank of Delaware. On behalf of these banks, the

Company markets unsecured short-term loans to customers with established bank accounts and verifiable sources of income. Loans are made for amounts up to $700, with terms of 7 to 23 days. Under these programs, the Company earns servicing fees, which may be reduced if the related loans are not collected. The Company maintains a reserve for estimated reductions. In addition, the Company maintains a reserve for anticipated losses for loans they make directly. In order to estimate the appropriate level of these reserves, the Company considers the amount of outstanding loans owed to them, as well as loans owed to banks and serviced by them, the historical loans charged-off, current collection patterns and current economic trends. As these conditions change, additional provisions might be required in future periods. During fiscal 2004, County Bank originated or extended approximately $136.2 million of loans through their locations and document transmitters. First Bank originated or extended approximately $249.1 million of loans through the Company during this period. County Bank originated or extended approximately $277.9 million of loans through the Company during fiscal 2003 and First Bank originated or extended approximately $92.5 million of loans through the Company for the same period.

 The Company also originates unsecured short-term loans to customers on its own behalf in Canada, the United Kingdom and certain U.S. markets. In the United States, these loans are made for amounts up to $500, with terms of 7 to 37 days. The Company bears the entire risk of loss related to these loans. In Canada, loans are issued to qualified borrowers based on a percentage of the borrowers' income with terms of 1 to 35 days. The Company issues loans in the United Kingdom for up to £600, with a term of 28 days. The Company originated or extended approximately $491 million and $429 million of the loans through the Company's locations and document transmitters during fiscal years ended June 30, 2004 and 2003, respectively. In addition, beginning in fiscal 2003 the Company acted as a direct lender originating 1,402 longer-term installment loans with an average principal amount of $793 and a weighted average term of approximately 365 days. In fiscal 2004, the Company originated 4,675 longer-term installment loans with an average principal of amount $845 and a weighted average term of approximately 365 days. The Company originated or extended installment loans through its locations in the United Kingdom of approximately $1.1 million in fiscal 2003 and $3.9 million in fiscal 2004 and introduced this product in certain U.S. and Canadian markets late in fiscal 2004. On November 15, 2002, the Company entered into an agreement with a third party to sell, without recourse, subject to certain obligations, a participation interest in a portion of short-term consumer loans originated by the Company in the United Kingdom. The transfer of assets was treated as a financing under FAS 140 and is included in Other Collateralized Borrowings on the balance sheet. The Agreement gave the third party a first priority lien, charge, and security interest in the assets pledged. The Agreement provided for collateralized borrowings up to $10.0 million against which $8.0 million of the loans receivable had been pledged at June 30, 2003. Under the Agreement, the third party retained the right to reduce the amount of borrowings to no less than $4.0 million. The Company paid an annual interest rate of 15.6% on the amount borrowed, which was subject to loss rates on the related loans. On June 30, 2004 the Company terminated the agreement and paid $8.0 million to repurchase the participation interest, $104,000 of accrued interest and $276,660 representing a prepayment penalty. In connection with the repurchase of the participation interest, the liens on the loans receivable were released.

12.    Credit Risk (Continued)

 The Company had approximately $29.1 million and $21.4 million of loans on its balance sheet at June 30, 2004 and 2003, respectively, which is reflected in loans receivable. Loans receivable, net at June 30, 2004 and 2003 are reported net of a reserve of $2.3 million and $1.3 million, respectively, related to consumer lending. Net charge-offs for company-originated loans, which are charged against the allowance for loan losses for the fiscal years ended June 30, 2004, 2003 and 2002 were $9.0 million, $10.4 million and $5.6 million, respectively. For the years ended June 30, 2004, 2003 and 2002, total consumer lending revenue, net earned by the Company was $96.3 million, $81.6 million and $69.8 million, respectively.

 Activity in the allowance for loan losses during the fiscal years ended 2002, 2003 and 2004 was as follows (in thousands):

	Year Ended June 30,
Allowance for Loan Losses
	2002	2003	2004
	(in thousands)
Balance at beginning of year	$228	$1,694	$1,344
Provision charged to expense	1,448	—	—
Provision charged to loan revenues	5,554	9,967	9,928
Foreign currency translation	18	75	15
Charge-offs	(5,554)	(10,392)	(8,972)

Balance at end of year	$1,694	$1,344	$2,315

13.    Geographic Segment Information

All operations for which geographic data is presented below are in one principal industry (check cashing and ancillary services) (in thousands):

	United States	Canada	United Kingdom	Total
2002
Identifiable assets	$154,100	$82,860	$67,639	$304,599
Goodwill and other intangibles, net	56,544	33,986	41,734	132,264
Sales to unaffiliated customers:
Check cashing	53,597	30,344	20,851	104,792
Consumer lending:
Fees from consumer lending	70,669	16,280	11,589	98,538
Provision for loan losses and adjustment to servicing revenue	(23,622)	(2,919)	(1,372)	(27,913)

Consumer lending, net	47,047	13,361	10,217	70,625
Money transfers	4,613	4,363	1,122	10,098
Other	7,677	7,401	1,383	16,461

Total sales to unaffiliated customers	112,934	55,469	33,573	201,976
Establishment of reserves for new consumer lending arrangements	2,244	—	—	2,244
Interest income	427	83	3	513
Interest expense	26,647	2,552	2,588	31,787
Depreciation and amortization	5,330	1,874	2,027	9,231
Losses on store closings and sales and other restructuring	1,435	—	—	1,435
(Loss) income before income taxes	(20,166)	17,672	5,101	2,607
Income tax (benefit) provision	(3,847)	8,105	1,741	5,999
2003
Identifiable assets	148,266	88,240	77,105	313,611
Goodwill and other intangibles, net	56,609	38,394	48,413	143,416
Sales to unaffiliated customers:
Check cashing	49,147	33,301	25,987	108,435
Consumer lending:
Fees from consumer lending	70,340	22,492	14,748	107,580
Provision for loan losses and adjustment to servicing revenue	(19,368)	(3,247)	(2,380)	(24,995)

Consumer lending, net	50,972	19,245	12,368	82,585
Money transfers	4,675	5,143	1,834	11,652
Other	5,678	9,334	1,704	16,716

Total sales to unaffiliated customers	110,472	67,023	41,893	219,388
Interest income	413	18	—	431
Interest expense	32,480	(899)	3,470	35,051
Depreciation and amortization	5,377	1,837	1,965	9,179
Losses on store closings and sales and other restructuring	3,987	—	—	3,987
Litigation settlement costs	2,750	—	—	2,750
(Loss) income before income taxes	(34,189)	26,058	8,272	141
Income tax (benefit) provision	(4,913)	10,944	2,704	8,735

2004
Identifiable assets	$134,571	$88,513	$96,253	$319,337
Goodwill and other intangibles, net	56,514	38,821	53,783	149,118
Sales to unaffiliated customers:
Check cashing	47,716	38,483	31,198	117,397
Consumer lending:
Fees from consumer lending	71,577	31,479	19,405	122,461
Provision for loan losses and adjustment to servicing revenue	(17,504)	(3,001)	(3,984)	(24,489)

Consumer lending, net	54,073	28,478	15,421	97,972
Money transfers	4,525	5,795	2,732	13,052
Other	3,546	12,033	2,430	18,009

Total sales to unaffiliated customers	109,860	84,789	51,781	246,430
Interest income	417	19	—	436
Interest expense	33,664	2,511	4,384	40,559
Depreciation and amortization	5,220	2,476	2,136	9,832
Losses on store closings and sales and other restructuring	324	16	21	361
Loss on extinguishment of debt	10,078	—	277	10,355
(Loss) income before income taxes	(36,493)	27,418	11,884	2,809
Income tax provision	17,787	10,111	2,944	30,842

14.    Related Party Transactions

During fiscal 1999, certain members of management received loans aggregating $2.9 million, of which $200,000 was repaid during the fiscal year ended June 30, 2001, which are secured by shares of the Company's stock. All but of one the loans accrue interest at a rate of 6% per year and are due and payable in full on December 18, 2004 and April 1, 2005. In addition, as part of an employment agreement, the Chief Executive Officer was issued a loan in the amount of $4.3 million to purchase additional shares of the Company's stock. The loan accrues interest at a rate of 6% per year and is due and payable in full on December 18, 2004. The loan is secured by a pledge of a portion of his shares of the Company's stock.

 Pursuant to the terms of an amended and restated Management Services Agreement among Green Equity Investors II, L.P. (the "Purchaser"), the Company and OPCO, the Company has agreed to pay the Purchaser an annual management fee equal to $1.0 million along with reasonable and customary fees for financial advisory and investment banking services in connection with major financial transactions that the Company and OPCO may undertake in the future and reimbursement of any out-of-pocket expenses incurred. The management fee paid/accrued to the Purchaser for the fiscal years 2004, 2003 and 2002 was $1.0 million, $1.0 million and $1.0 million, respectively.

15.    Subsidiary Guarantor Financial Information

OPCO's payment obligations under its 9.75% Senior Notes due 2011 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by the Company and by OPCO's existing and future domestic subsidiaries (the "Guarantors"). Guarantees of the notes by Guarantors directly owning, now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In the event OPCO directly owns a foreign subsidiary in the future, the notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary (such capital stock of foreign subsidiaries referenced in this paragraph collectively, the "Collateral"). The non-guarantors consist of OPCO's foreign subsidiaries ("Non-guarantors").

 The Guarantees of the notes:

    •
    rank equal in right of payment with all existing and future unsubordinated indebtedness of the Guarantors;

    •
    rank senior in right of payment to all existing and future subordinated indebtedness of the Guarantors; and

    •
    are effectively junior to any indebtedness of OPCO, including indebtedness under the Company's senior secured reducing revolving credit facility, that is either (1) secured by a lien on the Collateral that is senior or prior to the second priority liens securing the Guarantees of the notes or (2) secured by assets that are not part of the Collateral to the extent of the value of the assets securing such indebtedness.

 Separate financial statements of each Guarantor that is a subsidiary of OPCO have not been presented because they are not required by securities laws and management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at June 30, 2004 and 2003 and the condensed consolidating statements of operations and cash flows for the twelve months ended June 30, 2004, 2003 and 2002of OPCO, the combined Guarantor subsidiaries, the combined Non-Guarantor subsidiaries and the consolidated Company.

15.    Consolidating Financial Statements (Continued)

Consolidating Balance Sheets
June 30, 2004
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$27,124	$42,142	$—	$69,270
Loans receivable	—	4,838	28,064	—	32,902
Less: Allowance for loan losses	—	694	1,621	—	2,315

Loans receivable, net	—	4,144	26,443	—	30,587
Other consumer lending receivables	—	7,404	—	—	7,404
Other receivables	—	1,711	2,360	(284)	3,787
Income taxes receivable	—	8	6,117	—	6,125
Prepaid expenses	—	1,772	2,608	—	4,380
Deferred income taxes	—	—	—	—	—
Notes and interest receivable—officers	1,431	3,623	—	—	5,054
Due from affiliates	—	63,791	—	(63,791)	—
Due from parent	—	5,682	—	(5,682)	—
Property and equipment, net	—	10,957	17,008	—	27,965
Goodwill and other intangibles, net	—	56,514	92,604	—	149,118
Debt issuance costs, net	268	11,160	—	—	11,428
Investment in subsidiaries	38,017	255,084	6,705	(299,806)	—
Other assets	1,392	451	2,376	—	4,219

	$41,112	$449,425	$198,363	$(369,563)	$319,337

Liabilities and shareholders' equity
Accounts payable	$—	$6,466	$9,397	$—	$15,863
Foreign income taxes payable	—	—	5,979	—	5,979
Accrued expenses and other liabilities	946	7,058	9,850	—	17,854
Accrued interest payable	1,649	2,974	1,186	(284)	5,525
Deferred tax liability	—	—	—	—	—
Due to affiliates	5,682	—	63,791	(69,473)	—
Term debt and subordinated notes payable	—	—	—	—	—
9.75% Senior Notes due 2011	—	241,176	—	—	241,176
16.0% Senior Notes due 2012	42,070	—	—	—	42,070
13.95% Senior Subordinated Notes due 2012	41,652	—	—	—	41,652
Subordinated notes payable and other	—	93	12	—	105

	91,999	257,767	90,215	(69,757)	370,224
Shareholders' (deficit) equity:
Common stock	11	—	—	—	11
Additional paid-in capital	50,373	104,926	27,304	(121,133)	61,470
(Accumulated deficit) retained earnings	(109,819)	81,996	71,767	(164,860)	(120,916)
Accumulated other comprehensive income	13,813	4,736	9,077	(13,813)	13,813
Treasury stock	(956)	—	—	—	(956)
Management equity loan	(4,309)	—	—	—	(4,309)

Total shareholders' (deficit) equity	(50,887)	191,658	108,148	(299,806)	(50,887)

	$41,112	$449,425	$198,363	$(369,563)	$319,337

Consolidating Statements of Operations
Year Ended June 30, 2004
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues:
Check cashing	$—	$47,717	$69,680	$—	$117,397
Consumer lending, net:
Fees from consumer lending	—	71,577	50,884	—	122,461
Provision for loan losses and adjustment to servicing revenue	—	(17,505)	(6,984)	—	(24,489)

Consumer lending, net	—	54,072	43,900	—	97,972
Money transfer fees	—	4,525	8,527	—	13,052
Other	—	3,546	14,463	—	18,009

Total revenues	—	109,860	136,570	—	246,430
Store and regional expenses:
Salaries and benefits	—	41,510	34,498	—	76,008
Occupancy	—	10,988	8,817	—	19,805
Depreciation	—	3,458	3,088	—	6,546
Returned checks, net and cash shortages	—	4,275	4,857	—	9,132
Telephone and telecommunication	—	3,756	1,909	—	5,665
Advertising	—	3,778	3,165	—	6,943
Bank charges	—	2,140	1,604	—	3,744
Armored carrier services	—	1,381	1,670	—	3,051
Other	—	12,739	12,047	—	24,786

Total store and regional expenses	—	84,025	71,655	—	155,680
Corporate expenses	—	16,623	16,190	—	32,813
Management fees	1,003	(709)	709	—	1,003
Losses on store closings and sales and other restructuring	—	325	36	—	361
Other depreciation and amortization	—	1,762	1,524	—	3,286
Interest expense, net	14,820	18,428	6,875	—	40,123
Loss on extinguishment of debt	2,869	7,209	277	—	10,355
Equity in subsidiary	(4,912)	—	—	4,912	—

(Loss) income before income taxes	(13,780)	(17,803)	39,304	(4,912)	2,809
Income tax provision	14,253	3,535	13,054	—	30,842

Net (loss) income	$(28,033)	$(21,338)	$26,250	$(4,912)	$(28,033)

15.    Consolidating Financial Statements (Continued)

Consolidating Statements of Cash Flows
Year Ended June 30, 2004
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(28,033)	$(21,338)	$26,250	$(4,912)	$(28,033)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Undistributed income of subsidiaries	(4,912)	—	—	4,912	—
Accretion of interest expense from 13% Senior Discount Notes	5,827	—	—	—	5,827
Depreciation and amortization	143	6,774	4,796	—	11,713
Loss on extinguishment of debt	2,869	7,209	277	—	10,355
Losses on store closings and sales and other restructuring	—	150	37	—	187
Foreign currency gain on revaluation of collateralized borrowings	—	—	(838)	—	(838)
Deferred tax provision (benefit)	16,448	(838)	—	—	15,610
Changes in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(257)	(965)	(7,982)	(40)	(9,244)
Decrease (increase) in income taxes receivable	1,570	(21,441)	(5,836)	22,521	(3,186)
(Increase) decrease in prepaid expenses and other	(1,392)	352	(1,112)	—	(2,152)
Increase in accounts payable, income taxes payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	8,523	22,528	9,394	(22,481)	17,964

Net cash provided by (used in) operating activities	786	(7,569)	24,986	—	18,203
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	(550)	—	(550)
Gross proceeds from sale of fixed assets	—	—	81	—	81
Additions to property and equipment	—	(1,971)	(6,179)	—	(8,150)
Net increase in due from affiliates	—	(31,416)	—	31,416	—

Net cash used in investing activities	—	(33,387)	(6,648)	31,416	(8,619)
Cash flows from financing activities:
Redemption of 16.0% Senior Notes due 2012	(10,283)	—	—	—	(10,283)
Redemption of 13.95% Senior Subordinated Notes due 2012	(9,060)	—	—	—	(9,060)
Redemption of Subordinated Notes	—	(20,734)	—	—	(20,734)
Redemption of Senior Discount Notes	(22,962)	—	—	—	(22,962)
Redemption of collateralized borrowings	—	—	(8,277)	—	(8,277)
Other debt borrowings (payments)	—	93	(165)	—	(72)
Issuance of 9.75% Senior Notes due 2011	—	241,176	—	—	241,176
Redemption of 10.875% Senior Notes due 2006	—	(111,170)	—	—	(111,170)
Net decrease in revolving credit facilities	—	(60,764)	(935)	—	(61,699)
Payment of debt issuance costs	(289)	(10,929)	—	—	(11,218)

Net increase (decrease) in due to affiliates and due from parent	1,109	36,913	(6,606)	(31,416)	—
Dividend paid to parent	40,699	(40,699)	—	—	—

Net cash (used in) provided by financing activities	(786)	33,886	(15,983)	(31,416)	(14,299)
Effect of exchange rate changes on cash and cash equivalents	—	—	2,176	—	2,176
Net (decrease) increase in cash and cash equivalents	—	(7,070)	4,531	—	(2,539)
Cash and cash equivalents at beginning of year	4	34,194	37,611	—	71,809

Cash and cash equivalents at end of year	$4	$27,124	$42,142	$—	$69,270

Consolidating Balance Sheets
June 30, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$71,805	$—	$71,809
Loans receivable:
Loans receivable	—	15,603	—	15,603
Loans receivable pledged	—	8,000	—	8,000

Total loans receivable	—	23,603	—	23,603
Less: Allowance for loan losses	—	1,344	—	1,344

Loans receivable, net	—	22,259	—	22,259
Other consumer lending receivables	—	6,458	—	6,458
Other receivables	—	4,500	—	4,500
Income taxes receivable	1,570	1,369	—	2,939
Prepaid expenses	—	3,981	—	3,981
Deferred income taxes	16,448	—	(838)	15,610
Notes and interest receivable—officers	1,174	3,468	—	4,642
Due from parent	—	4,573	(4,573)	—
Property and equipment, net	—	29,209	—	29,209
Goodwill and other intangibles, net	—	143,416	—	143,416
Debt issuance costs, net	1,537	5,200	—	6,737
Investment in subsidiaries	67,688	—	(67,688)	—
Other	—	2,051	—	2,051

	$88,421	$298,289	$(73,099)	$313,611

Liabilities and shareholders' equity
Accounts payable	$—	$17,245	$—	$17,245
Foreign income taxes payable	—	1,380	—	1,380
Accrued expenses and other liabilities	174	10,512	—	10,686
Accrued interest payable	—	1,656	—	1,656
Deferred tax liability	—	838	(838)	—
Due to affiliates	4,573	—	(4,573)	—
Other collateralized borrowings	—	8,000	—	8,000
Revolving credit facilities	—	61,699	—	61,699
10 7/8% Senior Notes due 2006	—	109,190	—	109,190
Subordinated notes payable and other	—	20,081	—	20,081
13% Senior Discount Notes due 2006	112,644	—	—	112,644

	117,391	230,601	(5,411)	342,581
Shareholders' (deficit) equity:
Common stock	11	—	—	11
Additional paid-in capital	50,373	50,957	(39,860)	61,470
(Accumulated deficit) retained earnings	(81,786)	9,034	(20,131)	(92,883)
Accumulated other comprehensive income	7,697	7,697	(7,697)	7,697
Treasury stock	(956)	—	—	(956)
Management equity loan	(4,309)	—	—	(4,309)

Total shareholders' (deficit) equity	(28,970)	67,688	(67,688)	(28,970)

	$88,421	$298,289	$(73,099)	$313,611

15.    Consolidating Financial Statements (Continued)

Consolidating Statements of Operations

Year Ended June 30, 2003

(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiaries	Eliminations	Consolidated
Revenues	$—	$219,388	$—	$219,388
Store and regional expenses:
Salaries and benefits	—	69,799	—	69,799
Occupancy	—	18,856	—	18,856
Depreciation	—	5,859	—	5,859
Other	—	47,766	—	47,766

Total store and regional expenses	—	142,280	—	142,280
Corporate expenses	—	31,241	—	31,241
Management fees	1,049	—	—	1,049
Losses on store closings and sales and other restructuring	—	3,987	—	3,987
Other depreciation and amortization	—	3,320	—	3,320
Interest expense, net	14,452	20,168	—	34,620
Litigation settlement costs	—	2,750	—	2,750
Equity in subsidiary	(2,131)	—	2,131	—

(Loss) income before income taxes	(13,370)	15,642	(2,131)	141
Income tax (benefit) provision	(4,776)	13,511	—	8,735

Net (loss) income	$(8,594)	$2,131	$(2,131)	$(8,594)

Consolidating Statements of Cash Flows

Year Ended June 30, 2003

(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(8,594)	$2,131	$(2,131)	$(8,594)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiaries	(2,131)	—	2,131	—
Accretion of interest expense from 13% Senior Discount Notes	14,373	—	—	14,373
Depreciation and amortization	338	10,971	—	11,309
Losses on store closings and sales and other restructuring	—	3,987	—	3,987
Deferred tax (benefit) provision	(5,093)	783	—	(4,310)
Changes in assets and liabilities (net
Foreign currency gain on revaluation of collateralized borrowings	—	(398)	—	(398)
Increase in loans and other receivables	(258)	(5,278)	(4,249)	(9,785)
Decrease (increase) in income taxes receivable	317	(10,960)	10,960	317
Decrease in prepaid expenses and other	—	1,375	—	1,375
Increase (decrease) in accounts payable, income taxes payable, accrued income taxes payable, accrued expenses and other liabilities and accrued interest payable	81	1,221	(6,711)	(5,409)

Net cash (used in) provided by operating activities	(967)	3,832	—	2,865
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(3,251)	—	(3,251)
Additions to property and equipment	—	(7,428)	—	(7,428)

Net cash used in investing activities	—	(10,679)	—	(10,679)
Cash flows from financing activities:
Other debt payments	—	(3)	—	(3)
Other collateralized borrowings	—	8,000	—	8,000
Net decrease in revolving credit facilities	—	(17,237)	—	(17,237)
Payment of debt issuance costs	—	(690)	—	(690)
Net increase in due to affiliates and due from parent	967	(967)	—	—

Net cash provided by (used in) financing activities	967	(10,897)	—	(9,930)
Effect of exchange rate changes on cash and cash equivalents	—	2,916	—	2,916

Net decrease in cash and cash equivalents	—	(14,828)	—	(14,828)
Cash and cash equivalents at beginning of year	4	86,633	—	86,637

Cash and cash equivalents at end of year	$4	$71,805	$—	$71,809

15.    Consolidating Financial Statements (Continued)

Consolidating Statements of Operations
Year Ended June 30, 2002
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Eliminations	Consolidated
Revenues	$—	$201,976	$—	$201,976
Store and regional expenses:
Salaries and benefits	—	65,295	—	65,295
Occupancy	—	18,087	—	18,087
Depreciation	—	6,522	—	6,522
Other	—	46,238	—	46,238

Total store and regional expenses	—	136,142	—	136,142
Establishment of reserves for new consumer lending arrangements	—	2,244	—	2,244
Corporate expenses	—	24,516	—	24,516
Management fee	1,049	—	—	1,049
Losses on store closings and sales	—	1,435	—	1,435
Other depreciation and amortization	—	2,709	—	2,709
Interest expense, net	12,580	18,694	—	31,274
Equity in subsidiary	(6,037)	—	6,037	—

(Loss) income before income taxes	(7,592)	16,236	(6,037)	2,607
Income tax (benefit) provision	(4,200)	10,199	—	5,999

Net (loss) income	$(3,392)	$6,037	$(6,037)	$(3,392)

Consolidating Statements of Cash Flows
Year Ended June 30, 2002
(In thousands)

	Dollar Financial Corp.	Dollar Group, Inc. and Subsidiary Guarantors	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(3,392)	$6,037	$(6,037)	$(3,392)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiaries	(6,037)	—	6,037	—
Accretion of interest expense from 13% Senior Discount Notes	12,539	—	—	12,539
Depreciation and amortization	300	10,740	—	11,040
Losses on store closings and sales	—	1,154	—	1,154
Establishment of reserves of new consumer lending arrangements	—	1,448	—	1,448
Deferred tax benefit	(3,753)	(873)	442	(4,184)
Changes in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in accounts receivable	(259)	6,951	(4,324)	2,368
Increase in income taxes receivable	(447)	(698)	—	(1,145)
Decrease in prepaid expenses and other	—	309	—	309
Increase (decrease) in accounts payable, income taxes payable, accrued income taxes payable, accrued expenses and other liabilities and accrued interest payable	38	(10,615)	3,882	(6,695)

Net cash (used in) provided by operating activities	(1,011)	14,453	—	13,442
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(45)	—	(45)
Additions to property and equipment	—	(10,063)	—	(10,063)

Net cash used in investing activities	—	(10,108)	—	(10,108)
Cash flows from financing activities:
Other debt payments	—	(64)	—	(64)
Net increase in revolving credit facilities	—	11,112	—	11,112
Payment of debt issuance costs	—	(571)	—	(571)
Purchase of treasury stock	(57)	—	—	(57)
Net increase in due to affiliates and due from parent	1,068	(1,068)	—	—

Net cash provided by financing activities	1,011	9,409	—	10,420
Effect of exchange rate changes on cash and cash equivalents	—	427	—	427

Net increase in cash and cash equivalents	—	14,181	—	14,181
Cash and cash equivalents at beginning of year	4	72,452	—	72,456

Cash and cash equivalents at end of year	$4	$86,633	$—	$86,637

16.    Subsequent Event

Effective January 27, 2005, the Company executed an Amended and Restated Certificate of Incorporation, which increased the authorized common stock to 55,500,000 shares and also authorized 10,000,000 shares of par value $0.001 preferred stock. The Company also took the following actions:

  •
  Converted the par value of its common stock from $1 per common share to $0.001 per common share;

  •
  Declared a 555-to-1 stock split of the common stock;

  •
  Authorized the adoption of the 2005 Stock Incentive Plan to selected employees, directors and consultants which provides for issuance of up to 1,718,695 shares of common stock or options to purchase shares of common stock;

  •
  Authorized the redemption of its 16.0% Senior Notes;

  •
  Authorized the redemption of its 13.95% Senior Subordinated Notes; and

  •
  Authorized $2.5 million to pay a termination fee related to the LGP Management Agreement

All common stock amounts have been restated to reflect the effect of the stock split.

DOLLAR FINANCIAL CORP.

INTERIM UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share data)

	June 30, 2004	September 30, 2004
		(unaudited)
ASSETS
Cash and cash equivalents	$69,270	$81,915
Loans receivable	32,902	34,017
Less: Allowance for loan losses	2,315	2,396

Loans receivable, net	30,587	31,621
Other consumer lending receivables	7,404	6,617
Other receivables	3,787	3,492
Income taxes receivable	6,125	5,551
Prepaid expenses	4,380	4,901
Deferred tax asset, net of valuation allowance of $24,474 and $27,398	—	150
Notes and interest receivable—officers	5,054	5,158
Property and equipment, net of accumulated depreciation of $49,540 and $52,947	27,965	28,232
Goodwill and other intangibles, net of accumulated amortization of $22,449 and $22,855	149,118	151,647
Debt issuance costs, net of accumulated amortization of $987 and $1,413	11,428	11,033
Other	4,219	4,525

	$319,337	$334,842

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$15,863	$13,879
Foreign income taxes payable	5,979	4,630
Accrued expenses and other liabilities	17,854	20,246
Accrued interest payable	5,525	14,066
Revolving credit facilities	—	3,600
9.75% Senior Notes due 2011	241,176	241,136
16.0% Senior Notes due 2012	42,070	42,070
13.95% Senior Subordinated Notes due 2012	41,652	41,652
Other long-term debt	105	73
Shareholders' equity:
Common stock, $0.001 par value: 55,500,000 shares authorized; 11,025,001 shares issued at June 30, 2004 and September 30, 2004	11	11
Additional paid-in capital	61,470	61,470
Accumulated deficit	(120,916)	(121,007)
Accumulated other comprehensive income	13,813	18,281
Treasury stock at cost; 59,222 shares at June 30, 2004 and September 30, 2004	(956)	(956)
Management equity loan	(4,309)	(4,309)

Total shareholders' equity	(50,887)	(46,510)

	$319,337	$334,842

See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.

INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended September 30,
	2003	2004
Revenues:
Check cashing	$28,122	$30,362
Consumer lending:
Fees from consumer lending	29,166	37,226
Provision for loan losses and adjustment to servicing revenue	(7,399)	(9,437)

Consumer lending, net	21,767	27,789
Money transfer fees	3,081	3,508
Other	4,020	4,498

Total revenues	56,990	66,157
Store and regional expenses:
Salaries and benefits	18,777	19,837
Occupancy	4,864	5,391
Depreciation	1,448	1,743
Returned checks, net and cash shortages	2,538	2,481
Telephone and telecommunication	1,562	1,434
Advertising	1,618	2,823
Bank charges	1,103	935
Armored carrier expenses	729	825
Other	5,415	6,906

Total store and regional expenses	38,054	42,375
Corporate expenses	7,241	9,544
Management fee	250	277
Losses on store closings and sales	60	86
Other depreciation and amortization	958	943
Interest expense (net of interest income of $104 and $105)	9,184	9,669

Income before income taxes	1,243	3,263
Income tax provision	3,844	3,354

Net loss	$(2,601)	$(91)

Net loss per share:
Basic	$(0.24)	$(0.01)
Diluted	$(0.24)	$(0.01)
Weighted average shares outstanding
Basic	10,965,778	10,965,778
Diluted	10,965,778	10,965,778

See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.

INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended September 30,
	2003	2004
Cash flows from operating activities:
Net loss	$(2,601)	$(91)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accretion of interest expense from 13.0% Senior Discount Notes	3,910	—
Depreciation and amortization	2,947	3,071
Losses on store closings and sales	60	—
Deferred tax benefit	(197)	(150)
Change in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in loans and other receivables	(1,146)	546
(Increase) decrease in income taxes receivable	(471)	574
Increase in prepaid expenses and other	202	(997)
Increase in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	3,735	7,139

Net cash provided by operating activities	6,439	10,092
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(347)
Additions to property and equipment	(1,415)	(2,116)

Net cash used in investing activities	(1,415)	(2,463)
Cash flows from financing activities:
Other debt payments	(63)	(32)
Net (decrease) increase in revolving credit facilities	(13,751)	3,600
Payment of debt issuance costs	(175)	(31)

Net cash (used in) provided by financing activities	(13,989)	3,537
Effect of exchange rate changes on cash and cash equivalents	1,075	1,479

Net (decrease) increase in cash and cash equivalents	(7,890)	12,645
Cash and cash equivalents at beginning of period	71,809	69,270

Cash and cash equivalents at end of period	$63,919	$81,915

See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1.    Summary of Significant Accounting Policies

Basis of Presentation

 The accompanying unaudited interim consolidated financial statements are of Dollar Financial Corp. and its wholly-owned subsidiaries (collectively, the "Company"). Dollar Financial Corp. is the parent company of Dollar Financial Group, Inc. ("OPCO"). The activities of Dollar Financial Corp. consist primarily of its investment in OPCO. Dollar Financial Corp. has no employees or operating activities. The Company's unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended June 30, 2004 included in this prospectus. In the opinion of management, all adjustments, (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results of interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

 The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

 The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Certain prior period amounts have been reclassified to conform to the current period presentation.

Operations

 Dollar Financial Corp. was organized in 1990 under the laws of the State of Delaware. The activities of Dollar Financial Corp. consist primarily of its investment in OPCO. Dollar Financial Corp. has no employees or operating activities as of September 30, 2004. The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,122 locations (of which 650 are company-operated) operating as Money Mart®, The Money Shop, Loan Mart® and Insta-Cheques in 16 states, the District of Columbia, Canada and the United Kingdom. The services provided at the Company's retail locations include check cashing, short-term consumer loans, sale of money orders, money transfer services and various other related services. Also, the Company's subsidiary, Money Mart Express®, services and originates short-term consumer loans through 377 independent document transmitters in 15 states.

Stock Based Compensation Plan

 At September 30, 2004, the Company offered a stock option plan, under which shares of common stock may be awarded to employees or consultants of OPCO. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized.

 The following table reconciles the required disclosure under SFAS No. 148, which summarizes the amount of stock-based compensation expense, net of related tax effects, which could be included in the determination of net income if the expense recognition provisions of SFAS No. 123 had been applied to all stock option awards in periods presented (in thousands, except per share data):

	Three Months Ended, September 30,
	2003	2004
Net loss, as reported	$(2,601)	$(91)
Total stock-option expense determined under the fair value based method, net of related tax benefits	31	125

Pro forma net loss	$(2,632)	$(216)

Basic loss per share	$(0.24)	$(0.01)
Diluted loss per share	$(0.24)	$(0.01)
Pro forma basic loss per share	$(0.24)	$(0.02)
Pro forma diluted loss per share	$(0.24)	$(0.02)

 In determining the pro forma stock compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 2001 and fiscal 2004: expected volatility of 46% and 46%, respectively; expected lives of 6.0 years and 6.0 years, respectively; risk-free interest rate of 5.02% and 4.35%, respectively; fair value at date of grant of $6.68 per share and $5.05 per share, respectively; and no expected dividends.

2.    Subsidiary Guarantor Unaudited Financial Information

OPCO's payment obligations under its 9.75% Senior Notes due 2011 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by the Company and by OPCO's existing and future domestic subsidiaries (the "Guarantors"). Guarantees of the notes by Guarantors directly owning, now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In the event OPCO directly owns a foreign subsidiary in the future, the notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary (such capital stock of foreign subsidiaries referenced in this paragraph collectively, the "Collateral"). The non-guarantors consist of OPCO's foreign subsidiaries ("Non-guarantors").

 The Guarantees of the notes:

    •
    rank equal in right of payment with all existing and future unsubordinated indebtedness of the Guarantors;

    •
    rank senior in right of payment to all existing and future subordinated indebtedness of the Guarantors; and

    •
    are effectively junior to any indebtedness of OPCO, including indebtedness under OPCO's senior secured reducing revolving credit facility, that is either (1) secured by a lien on the Collateral that is senior or prior to the second priority liens securing the Guarantees of the notes or (2) secured by assets that are not part of the Collateral to the extent of the value of the assets securing such indebtedness.

 Separate financial statements of each Guarantor that is a subsidiary of OPCO have not been presented because they are not required to be provided herein and management has determined that their presentation would not be material to investors. The accompanying tables set forth the interim unaudited consolidating balance sheets at September 30, 2004 and June 30, 2004, and the interim unaudited consolidating statements of operations and cash flows for the three month periods ended September 30, 2004 and 2003 of the Company, OPCO, the combined Guarantor subsidiaries, the combined non-Guarantor subsidiaries and the consolidated Company.

INTERIM UNAUDITED CONSOLIDATING BALANCE SHEETS

September 30, 2004

(In thousands)

	Dollar Financial	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$31,182	50,729	$—	$81,915
Loans receivable	—	4,852	29,165	—	34,017
Less: Allowance for loan losses	—	601	1,795	—	2,396

Loans receivable, net	—	4,251	27,370	—	31,621
Other consumer lending receivables	—	6,617	—	—	6,617
Other receivables	—	3,002	2,207	(1,717)	3,492
Income taxes receivable	—	945	4,606	—	5,551
Prepaid expenses	—	2,290	2,611	—	4,901
Deferred tax asset	—	—	150	—	150
Notes and interest receivable—officers	1,496	3,662	—	—	5,158
Due from affiliates	—	63,862	—	(63,862)	—
Due from parent	—	6,103	—	(6,103)	—
Property and equipment, net	—	9,823	18,409	—	28,232
Goodwill and other intangibles, net	—	56,506	95,141	—	151,647
Debt issuance costs, net	260	10,773	—	—	11,033
Investment in subsidiaries	45,856	282,295	6,705	(334,856)	—
Other assets	1,785	470	2,270	—	4,525

	$49,401	$481,781	$210,198	$(406,538)	$334,842

Liabilities and shareholders' equity
Accounts payable	$—	$4,848	$9,031	$—	$13,879
Foreign income taxes payable	—	—	4,630	—	4,630
Accrued expenses and other liabilities	1,196	7,524	11,526	—	20,246
Accrued interest payable	4,890	8,861	2,032	(1,717)	14,066
Due to affiliates	6,103	—	63,862	(69,965)	—
Revolving credit facilities	—	3,600	—	—	3,600
9.75% Senior Notes due 2011	—	241,136	—	—	241,136
16.0% Senior Notes due 2012	42,070	—	—	—	42,070
13.95% Senior Subordinated Notes due 2012	41,652	—	—	—	41,652
Other long-term debt	—	67	6	—	73

	95,911	266,036	91,087	(71,682)	381,352
Shareholders' equity:
Common stock	11	—	—	—	11
Additional paid-in capital	50,373	104,926	27,304	(121,133)	61,470
(Accumulated deficit) retained earnings	(109,910)	87,755	79,183	(178,035)	(121,007)
Accumulated other comprehensive income	18,281	23,064	12,624	(35,688)	18,281
Treasury stock	(956)	—	—	—	(956)
Management equity loan	(4,309)	—	—	—	(4,309)

Total shareholders' (deficit) equity	(46,510)	215,745	119,111	(334,856)	(46,510)

	$49,401	$481,781	$210,198	$(406,538)	$334,842

INTERIM UNAUDITED CONSOLIDATING STATEMENTS OF OPERATIONS

Three Months Ended September 30, 2004

(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues:
Check cashing	$—	$10,721	$19,641	$—	$30,362
Consumer lending, net:
Fees from consumer lending	—	19,694	17,532	—	37,226
Provision for loan losses and adjustment to servicing revenue	—	(5,730)	(3,707)	—	(9,437)

Consumer lending, net	—	13,964	13,825	—	27,789
Money transfer fees	—	1,057	2,451	—	3,508
Other	—	628	3,870	—	4,498

Total revenue	—	26,370	39,787	—	66,157
Store and regional expenses:
Salaries and benefits	—	10,538	9,299	—	19,837
Occupancy	—	2,820	2,571	—	5,391
Depreciation	—	943	800	—	1,743
Returned checks, net and cash shortages	—	1,138	1,343	—	2,481
Telephone and telecommunication	—	950	484	—	1,434
Advertising	—	1,065	1,758	—	2,823
Bank charges	—	492	443	—	935
Armored carrier services	—	369	456	—	825
Other	—	3,329	3,577	—	6,906

Total store and regional expenses	—	21,644	20,731	—	42,375
Corporate expenses	—	4,237	5,307	—	9,544
Management fee	277	(678)	678	—	277
Losses on store closings and sales	—	86	—	—	86
Other depreciation and amortization	—	585	358	—	943
Interest expense	3,185	5,422	1,062	—	9,669
Equity in subsidiary	(3,371)	—	—	3,371	—

(Loss) income before income taxes	(91)	(4,926)	11,651	(3,371)	3,263
Income tax (benefit) provision	—	(882)	4,236	—	3,354

Net (loss) income	$(91)	$(4,044)	$7,415	$(3,371)	$(91)

INTERIM UNAUDITED CONSOLIDATING STATEMENTS OF CASH FLOWS
Three Months Ended September 30, 2004
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(91)	$(4,044)	$7,415	$(3,371)	$(91)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiaries	(3,371)	—	—	3,371	—
Depreciation and amortization	8	1,905	1,158	—	3,071
Deferred tax benefit	—	—	(150)	—	(150)
Changes in assets and liabilities:
(Increase) decrease in loans and other receivables	(65)	(650)	(172)	1,433	546
(Increase) decrease in income taxes receivable	—	(510)	1,511	(427)	574
Increase in prepaid expenses and other	(393)	(537)	(67)	—	(997)
Increase in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	3,491	4,316	338	(1,006)	7,139

Net cash (used in) provided by operating activities	(421)	480	10,033	—	10,092
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	(347)	—	(347)
Additions to property and equipment	—	(385)	(1,731)	—	(2,116)
Net decrease in due from affiliates	—	1,707	—	(1,707)	—

Net cash provided by (used in) investing activities	—	1,322	(2,078)	(1,707)	(2,463)
Cash flows from financing activities:
Other debt payments	—	(26)	(6)	—	(32)
Net increase in revolving credit facilities	—	3,600	—	—	3,600
Payment of debt issuance costs	—	(31)	—	—	(31)
Net increase (decrease) in due to affiliates and due from parent	421	(1,287)	(841)	1,707	—

Net cash provided by (used in) financing activities	421	2,256	(847)	1,707	3,537
Effect of exchange rate changes on cash and cash equivalents	—	—	1,479	—	1,479

Net increase in cash and cash equivalents	—	4,058	8,587	—	12,645
Cash and cash equivalents at beginning of period	4	27,124	42,142	—	69,270

Cash and cash equivalents at end of period	$4	$31,182	$50,729	$—	$81,915

CONSOLIDATING BALANCE SHEETS
June 30, 2004
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$27,124	$42,142	$—	$69,270
Loans receivable	—	4,838	28,064	—	32,902
Less: Allowance for loan losses	—	694	1,621	—	2,315

Loans receivable, net	—	4,144	26,443	—	30,587
Other consumer lending receivables	—	7,404	—	—	7,404
Other receivables	—	1,711	2,360	(284)	3,787
Income taxes receivable	—	8	6,117	—	6,125
Prepaid expenses	—	1,772	2,608	—	4,380
Notes and interest receivable—officers	1,431	3,623	—	—	5,054
Due from affiliates	—	63,791	—	(63,791)	—
Due from parent	—	5,682	—	(5,682)	—
Property and equipment, net	—	10,957	17,008	—	27,965
Goodwill and other intangibles, net	—	56,514	92,604	—	149,118
Debt issuance costs, net	268	11,160	—	—	11,428
Investment in subsidiaries	38,017	255,084	6,705	(299,806)	—
Other assets	1,392	451	2,376	—	4,219

	$41,112	$449,425	$198,363	$(369,563)	$319,337

Liabilities and shareholders' equity
Accounts payable	$—	$6,466	$9,397	$—	$15,863
Foreign income taxes payable	—	—	5,979	—	5,979
Accrued expenses and other liabilities	946	7,058	9,850	—	17,854
Accrued interest payable	1,649	2,974	1,186	(284)	5,525
Due to affiliates	5,682	—	63,791	(69,473)	—
9.75% Senior Notes due 2011	—	241,176	—	—	241,176
16.0% Senior Notes due 2012	42,070	—	—	—	42,070
13.95% Senior Subordinated Notes due 2012	41,652	—	—	—	41,652
Subordinated notes payable and other	—	93	12	—	105

	91,999	257,767	90,215	(69,757)	370,224
Shareholders' (deficit) equity:
Common stock	11	—	—	—	11
Additional paid-in capital	50,373	104,926	27,304	(121,133)	61,470
(Accumulated deficit) retained earnings	(109,819)	81,996	71,767	(164,860)	(120,916)
Accumulated other comprehensive income	13,813	4,736	9,077	(13,813)	13,813
Treasury stock	(956)	—	—	—	(956)
Management equity loan	(4,309)	—	—	—	(4,309)

Total shareholders' (deficit) equity	(50,887)	191,658	108,148	(299,806)	(50,887)

	$41,112	$449,425	$198,363	$(369,563)	$319,337

CONSOLIDATING STATEMENTS OF OPERATIONS
Three Months Ended September 30, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues:
Check cashing	$—	$11,363	$16,759	$—	$28,122
Consumer lending, net:
Fees from consumer lending	—	18,172	10,994	—	29,166
Provision for loan losses and adjustment to servicing revenue	—	(5,437)	(1,962)	—	(7,399)

Consumer lending, net	—	12,735	9,032	—	21,767
Money transfer fees	—	1,110	1,971	—	3,081
Other	—	883	3,137	—	4,020

Total revenue	—	26,091	30,899	—	56,990
Store and regional expenses:
Salaries and benefits	—	10,623	8,154	—	18,777
Occupancy	—	2,840	2,024	—	4,864
Depreciation	—	794	654	—	1,448
Returned checks, net and cash shortages	—	1,154	1,384	—	2,538
Telephone and telecommunication	—	1,078	484	—	1,562
Advertising	—	832	786	—	1,618
Bank charges	—	700	403	—	1,103
Armored carrier services	—	327	402	—	729
Other	—	2,978	2,437	—	5,415

Total store and regional expenses	—	21,326	16,728	—	38,054
Corporate expenses	—	3,626	3,615	—	7,241
Management fee	250	(542)	542	—	250
Losses on store closings and sales	—	60	—	—	60
Other depreciation and amortization	—	557	401	—	958
Interest expense	3,937	3,462	1,785	—	9,184
Equity in subsidiary	(1,142)	—	—	1,142	—

(Loss) income before income taxes	(3,045)	(2,398)	7,828	(1,142)	1,243
Income tax (benefit) provision	(444)	324	3,964	—	3,844

Net (loss) income	$(2,601)	$(2,722)	$3,864	$(1,142)	$(2,601)

CONSOLIDATING STATEMENTS OF CASH FLOWS
Three Months Ended September 30, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(2,601)	$(2,722)	$3,864	$(1,142)	$(2,601)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiaries	(1,142)	—	—	1,142	—
Accretion of interest expense from 13.0% Senior Discount Notes	3,910	—	—	—	3,910
Depreciation and amortization	91	1,800	1,056	—	2,947
Losses on store closings and sales	—	60	—	—	60
Deferred tax (benefit) provision	(618)	421	—	—	(197)
Changes in assets and liabilities:
(Increase) decrease in loans and other receivables	(65)	924	(2,323)	318	(1,146)
Decrease (increase) in income taxes receivable	174	(2,619)	(239)	2,213	(471)
Decrease (increase) in prepaid expenses and other	—	148	54	—	202
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	1	6,742	(477)	(2,531)	3,735

Net cash (used in) provided by operating activities	(250)	4,754	1,935	—	6,439
Cash flows from investing activities:
Additions to property and equipment	—	(429)	(986)	—	(1,415)
Net increase in due from affiliates	—	(10,008)	—	10,008	—

Net cash used in investing activities	—	(10,437)	(986)	10,008	(1,415)
Cash flows from financing activities:
Other debt payments	—	—	(63)	—	(63)
Net increase in revolving credit facilities	—	(12,989)	(762)	—	(13,751)
Payment of debt issuance costs	—	(175)	—	—	(175)
Net increase (decrease) in due to affiliates and due from parent	250	16,228	(6,470)	(10,008)	—

Net cash provided by (used in) financing activities	250	3,064	(7,295)	(10,008)	(13,989)
Effect of exchange rate changes on cash and cash equivalents	—	—	1,075	—	1,075

Net decrease in cash and cash equivalents	—	(2,619)	(5,271)	—	(7,890)
Cash and cash equivalents at beginning of period	4	34,194	37,611	—	71,809

Cash and cash equivalents at end of period	$4	$31,575	$32,340	$—	$63,919

3.    Goodwill and Other Intangibles

In accordance with the adoption provisions of SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis. The Company performs its annual impairment test as of June 30. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. The Company has a covenant not to compete, which is deemed to have a definite life of two years and will continue to be amortized through January 2005. Amortization for this covenant not to compete for the three months ended September 30, 2004 was $8,000. The amortization expense for the covenant not to compete will be as follows:

Year	Amount
(in thousands)
2005	$19.2

 The following table reflects the components of intangible assets (in thousands):

	June 30, 2004		September 30, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortized intangible assets:
Cost in excess of net assets acquired	$169,115	$20,016	$172,012	$20,376
Amortized intangible assets:
Covenants not to compete	2,452	2,433	2,490	2,479

4.    Comprehensive (Loss) Income

Comprehensive (loss) income is the change in equity from transactions and other events and circumstances from non-owner sources, which includes foreign currency translation and fair value adjustments for hedges. The following shows the comprehensive (loss) income for the periods stated (in thousands):

	Three Months Ended September 30,
	2003	2004
Net loss	$(2,601)	$(91)
Foreign currency translation adjustment	(261)	4,758
Fair value adjustments for cash flow hedges	—	(290)

Total comprehensive (loss) income	$(2,862)	$4,377

5.    Losses on Store Closings and Sales

For the fiscal year ended June 30, 2003, the Company closed 27 underperforming stores and consolidated and relocated certain non-operating functions to reduce costs and increase efficiencies. Costs incurred with the restructuring are comprised of severance and other retention benefits to employees who were involuntarily terminated and store closure costs related to the locations the Company will no longer utilize. During the fiscal year ended June 30, 2003, the Company recorded costs for severance and other retention benefits of $1.7 million and store closure costs of $1.6 million consisting primarily of lease obligations and leasehold improvement write-offs. These charges were expensed within "Losses on store closings and sales" on the Consolidated Statements of Operations. The restructuring was completed by the fiscal year end. All of the locations that were closed and for which the workforce was reduced are included in the United States geographic segment. The Company, as required, adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Disposal or Exit Activities, on January 1, 2003.

 Following is a reconciliation of the beginning and ending balances of the restructuring liability (in millions):

	Severance and Other Retention Benefits	Store Closure Costs	Total
Balance at June 30, 2003	$1.2	$0.2	$1.4
Charge recorded in earnings	—	—	—
Reclassification	(0.7)	0.7	—
Amounts paid	(0.5)	(0.5)	(1.0)
Non-cash charges	—	—	—

Balance at June 30, 2004	$—	$0.4	$0.4
Charge recorded in earnings	—	—	—
Reclassification	—	—	—
Amounts paid	—	—	—
Non-cash charges	—	—	—

Balance at September 30, 2004	$—	$0.4	$0.4

 The Company also expenses costs related to the closure of stores in the normal course of its business. Costs directly expensed for the three months ended September 30, 2004 and 2003 were $86,000 and $60,000, respectively.

6.    Geographic Segment Information

All operations for which geographic data is presented below are in one principal industry (check cashing, consumer lending and ancillary services) (in thousands):

	United States	Canada	United Kingdom	Total
As of and for the Three Months Ended September 30, 2003
Identifiable assets	$144,518	$84,082	$77,283	$305,883
Goodwill and other intangibles, net	56,566	38,535	48,688	143,789
Sales to unaffiliated customers
Check cashing	11,363	9,644	7,115	28,122
Consumer lending:
Fees from consumer lending	18,172	6,762	4,232	29,166
Provision for loan losses and adjustment to servicing revenue	(5,437)	(1,003)	(959)	(7,399)

Consumer lending, net	12,735	5,759	3,273	21,767
Money transfer fees	1,110	1,410	561	3,081
Other	883	2,527	610	4,020

Total sales to unaffiliated customers	26,091	19,340	11,559	56,990
Interest income	104	—	—	104
Interest expense	7,503	783	1,002	9,288
Depreciation and amortization	1,350	556	500	2,406
Losses on store closings and sales	60	—	—	60
(Loss) income before income taxes	(6,585)	5,729	2,099	1,243
Income tax (benefit) provision	(120)	2,827	1,137	3,844
As of and for the Three Months Ended September 30, 2004
Identifiable assets	$136,521	$99,068	$99,253	$334,842
Goodwill and other intangibles, net	56,506	41,173	53,968	151,647
Sales to unaffiliated customers
Check cashing	10,720	10,400	9,242	30,362
Consumer lending:
Fees from consumer lending	19,693	11,497	6,034	37,224
Provision for loan losses and adjustment to servicing revenue	(5,731)	(1,917)	(1,789)	(9,437)

Consumer lending, net	13,962	9,580	4,245	27,787
Money transfer fees	1,057	1,621	830	3,508
Other	630	3,120	750	4,500

Total sales to unaffiliated customers	26,369	24,721	15,067	66,157
Interest income	105	—	—	105
Interest expense	8,712	324	738	9,774
Depreciation and amortization	1,528	690	468	2,686
Losses on store closings and sales	86	—	—	86
(Loss) income before income taxes	(8,390)	8,463	3,190	3,263
Income tax (benefit) provision	(882)	3,241	995	3,354

7.    Derivative Instruments and Hedging Activities

Operations in the United Kingdom and Canada have exposed the Company to shifts in currency valuations. From time to time, the Company may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At September 30, 2004, the Company held put options with an aggregate notional value of $(CAN) 36.0 million and £(GBP) 6.3 million to protect the currency exposure in Canada and the United Kingdom throughout fiscal year 2005. The Company uses purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted earnings denominated in currencies other than the U.S. dollar. The Company's cash flow hedges have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of September 30, 2004 no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness in the Company's cash flow hedges for the three months ended September 30, 2004. As of September 30, 2004, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of shareholders' equity of $290,000 all of which is expected to be transferred to earnings in the next nine months along with the earnings effects of the related forecasted transactions. The fair market value at September 30, 2004 was $88,000 and is included in other assets on the balance sheet.

 Although the Company's revolving credit facility and overdraft credit facilities carry variable rates of interest, most of the average outstanding indebtedness carries a fixed rate of interest. A change in interest rates is not expected to have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

8.    Contingent Liabilities

On October 21, 2003, a former customer, Kenneth D. Mortillaro, commenced an action against the Company's Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia and Québec) who, Mortillaro claims, were subjected to usurious charges in payday-loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury and seeks restitution and damages in an unspecified amount, including punitive damages. On November 6, 2003, the Company learned of substantially similar claims asserted on behalf of a purported class of Alberta borrowers by Gareth Young, a former customer of the Company's Canadian subsidiary. The Young action is pending in the Court of Queens Bench of Alberta and seeks an unspecified amount of damages and other relief. On December 23, 2003, the Company was served with the statement of claim in an action brought in the Ontario Superior Court of Justice by another former customer, Margaret Smith. The allegations and putative class in the Smith action are substantially the same as those in the Mortillaro action. Like the plaintiff in the MacKinnon action referred to below, Mortillaro, Smith and Young have agreed to arbitrate all disputes with the Company. On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against the Company's Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, MacKinnon claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On February 3, 2004, the Company's motion to stay the action and to compel arbitration of MacKinnon's claims, as required by his agreement with the Company, was denied; the Company appealed this ruling. On September 24, 2004, the Court of Appeal for British Columbia reversed the lower court's ruling and remanded the matter to the lower court for further proceedings consistent with the appellate decision. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. Similar class actions have been threatened against the Company in other provinces of Canada, but the Company has not been served with the statements of claim in any such actions to date. The Company believes that any possible claims in these actions, if they are served, will likely be substantially similar to those of the Ontario actions referred to above.

 The Company is a defendant in four putative class-action lawsuits, all of which were commenced by the same plaintiffs' law firm, alleging violations of California's wage-and-hour laws. The named plaintiffs in these suits, which are pending in the Superior Court of the State of California, are the Company's former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that the Company misclassified California store (Woods) and regional (Castillo) managers as "exempt" from a state law requiring the payment of overtime compensation, that the Company failed to provide employees with meal and rest breaks required under a new state law (Chin) and that the Company computed bonuses payable to the Company's store managers using an impermissible profit-sharing formula (Williams). In January 2003, without admitting liability, the Company sought to settle the Woods case, which the Company believes to be the most significant of these suits, by offering each individual putative class member an amount intended in good faith to settle his or her claim. These settlement offers have been accepted by 92% of the members of the putative class. The Company recorded a charge of $2.8 million related to this matter during fiscal 2003. Woods' counsel is presently disputing through arbitration the validity of the settlements accepted by the individual putative class members. The Company believes it has meritorious defenses to the challenge and to the claims of the non-settling putative Woods class members and plans to defend them vigorously. The Company believes it has adequately provided for the costs associated with this matter. The Company is vigorously defending the Castillo, Chin and Williams lawsuits and believes it has meritorious defenses to the claims asserted in those matters.

 In addition to the litigation discussed above, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

 The Company does not believe that the outcome of any of the matters referred to in the preceding paragraphs will materially affect its financial condition, results of operations or cash flows in future periods.

9.    Deferred Offering Costs

Through September 30, 2004, the Company incurred approximately $1.8 million of costs in connection with a proposed public offering of its common stock. These costs are included in "Other Assets" on the Company's balance sheet. In August 2004, the Company announced that it had postponed its proposed public offering due to market conditions. If the proposed offering were to be permanently abandoned, the costs incurred would be charged to expense in the period the decision is made. If the proposed offering is successful, the contribution to shareholders' equity will be reduced by these costs.

10.    Subsequent Event

Effective January 27, 2005, the Company executed an Amended and Restated Certificate of Incorporation, which increased the authorized common stock to 55,500,000 shares and also authorized 10,000,000 shares of par value $0.001 preferred stock. The Company also took the following actions:

  •
  Converted the par value of its common stock from $1 per common share to $0.001 per common share;

  •
  Declared a 555-to-1 stock split of the common stock;

  •
  Authorized the adoption of the 2005 Stock Incentive Plan to selected employees, directors and consultants which provides for issuance of up to 1,718,695 shares of common stock or options to purchase shares of common stock;

  •
  Authorized the redemption of its 16.0% Senior Notes;

  •
  Authorized the redemption of its 13.95% Senior Subordinated Notes; and

  •
  Authorized $2.5 million to pay a termination fee related to the LGP Management Agreement

All common stock amounts have been restated to reflect the effect of the stock split.

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7,500,000 Shares

Common Stock

PROSPECTUS

Until February 21, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray
Jefferies & Company, Inc.
Ferris, Baker Watts
Incorporated
Keefe, Bruyette & Woods
JMP Securities
Roth Capital Partners
ABN AMRO Rothschild LLC

January 27, 2005

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
Risks Related to Dollar Financial Corp.
Risks Related to our Common Stock and this Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DOLLAR FINANCIAL CORP. CONSOLIDATED BALANCE SHEETS (In thousands)
DOLLAR FINANCIAL CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share data)
DOLLAR FINANCIAL CORP. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT (In thousands, except share data)
DOLLAR FINANCIAL CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
DOLLAR FINANCIAL CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2004
Consolidating Balance Sheets June 30, 2004 (In thousands)
Consolidating Statements of Operations Year Ended June 30, 2004 (In thousands)
Consolidating Statements of Operations Year Ended June 30, 2003 (In thousands)
Consolidating Statements of Cash Flows Year Ended June 30, 2003 (In thousands)
DOLLAR FINANCIAL CORP. INTERIM UNAUDITED CONSOLIDATED BALANCE SHEETS (In thousands except share and per share data)
DOLLAR FINANCIAL CORP. INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share data)
DOLLAR FINANCIAL CORP. INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
INTERIM UNAUDITED CONSOLIDATING BALANCE SHEETS September 30, 2004 (In thousands)
INTERIM UNAUDITED CONSOLIDATING STATEMENTS OF OPERATIONS Three Months Ended September 30, 2004 (In thousands)
INTERIM UNAUDITED CONSOLIDATING STATEMENTS OF CASH FLOWS Three Months Ended September 30, 2004 (In thousands)
CONSOLIDATING BALANCE SHEETS June 30, 2004 (In thousands)
CONSOLIDATING STATEMENTS OF OPERATIONS Three Months Ended September 30, 2003 (In thousands)
CONSOLIDATING STATEMENTS OF CASH FLOWS Three Months Ended September 30, 2003 (In thousands)